UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ORIGINAL

FORM SE

ORIGINAL

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

APR 27 2004

First Federal Financial Services, Inc.
Exact name of registrant as specified in charter

0001283582
Registrant CIK Number

Form SB-2
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-113615
SEC file number, if available

04027608

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
APR 29 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edwardsville, State of Illinois April 26 ~~19~~ 2004

First Federal Financial Services, Inc.
(Registrant)

By: Larry W. Mosby, President and CEO
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 19 ____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (3-99)

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

First Federal Financial Services, Inc.
Edwardsville, Illinois

As Of:
February 27, 2004

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

First Federal Financial Services, Inc.
Edwardsville, Illinois

As Of:
February 27, 2004

KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

March 11, 2004

Board of Directors
First Federal Savings and Loan Association
300 St. Louis Street
Edwardsville, Illinois 62025

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of First Federal Financial Services, Inc. ("Corporation"), which is the mid-tier holding company of First Federal Savings and Loan Association, Edwardsville, Illinois ("First Federal" or the "Association"). The Corporation is a subsidiary of First Federal Financial Services, MHC. Such stock is to be issued in connection with the application to complete a minority stock offering by the Corporation with First Federal Financial Services, MHC to own 55.0 percent of the Corporation. This appraisal was prepared and provided to the Association in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, full service, financial institution consulting firm serving both thrift institutions and banks, as described in more detail in Exhibit A. The firm specializes in market studies, business and strategic plans, stock valuations, conversion and reorganization appraisals, and fairness opinions for thrift institutions and banks. Keller & Company, Inc. has affirmed its independence in this transaction in its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by First Federal and the material provided by the independent auditors, McGladrey & Pullen, LLP, Champaign, Illinois and J.W. Boyle & Co., LTD., Belleville, Illinois, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Association's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of First Federal, with the law firm of Luse Goreman Pomerenk & Schick, P.C., Washington, D.C., the Association's conversion counsel, and with McGladrey & Pullen, LLP. Further, we viewed the Association's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required, giving consideration to any new developments that have an impact on the Association's operations or financial condition, including changes in general market conditions and, specifically, changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make appropriate adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of February 27, 2004, the pro forma market value or appraised value of the Corporation is $37,000,000 at the midpoint, with a minority public offering of $16,650,000 or 1,665,000 shares at $10 per share, representing 45.0 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $31,450,000 to a maximum of $42,550,000, with a maximum, as adjusted, of $48,932,000, representing a public offering range from $14,152,500 at the minimum to a maximum of $19,147,500, with a maximum, as adjusted, of $22,019,630, representing 1,415,250 shares, 1,914,750 shares and 2,210,963 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of First Federal Financial Services, Inc. as of February 27, 2004, is $37,000,000 at the midpoint with a midpoint public offering of $16,650,000.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS
PAGE

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions, and has prepared this Conversion Appraisal Report ("Report") which provides the pro forma market value of the to-be-issued minority offering of common stock of First Federal Financial Services, Inc. (the "Corporation"), a Delaware corporation, formed as a mid-tier holding company to own all of the common stock of First Federal Savings and Loan Association "(First Federal" or the "Association"), Edwardsville, Illinois. The Corporation will be majority owned by First Federal Financial Services, MHC, a federally chartered mutual holding company which currently owns all of the outstanding shares of the Corporation. Under the Plan of Conversion, the Corporation will be majority owned by First Federal Financial Services MHC, which will own 55.0 percent of the Corporation with the remaining 45.0 percent to be sold in a minority stock offering based on their appraised value as determined in this Report.

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Association's management and the Association's conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Association is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended December 31, 1999 through 2003, and discussed them with First Federal's management and with First Federal's independent auditors, McGladrey & Pullen, LLP, Champaign, Illinois. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Association's preliminary Form AC and discussed them with management and with the Association's conversion counsel.

We have visited First Federal's main office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Association's primary market area relative to Illinois, Ohio and the United States. We have also examined the competitive market within which First Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of First Federal to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION

GENERAL

First Federal Savings and Loan Association, Edwardsville, Illinois, was organized in 1921 as a state-chartered mutual savings and loan association. First Federal converted to a federally-chartered mutual savings and loan association in 1959. The Association then formed a mutual holding company, First Federal Financial Services MHC and a mid-tier holding company, First Federal Financial Services, Inc. but did not issue any stock to the public at the time of formation.

First Federal conducts its business from its single office in Edwardsville, Illinois, the county seat of Madison County. The Association currently has no specific plan to open another branch or a new loan office in the area. The Association's primary retail market area is comprised of Madison County and its extended lending market includes the southern portion of Macoupin County located directly north of Madison County.

First Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund. The Association is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank. First Federal is a member of the Federal Home Loan Bank (the "FHLB") of Chicago and is regulated by the OTS and by the FDIC. As of December 31, 2003, First Federal had assets of $120,971,000, deposits of $97,931,000, and equity of $18,719,000.

First Federal is a community-oriented financial institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its market area. First Federal has been actively and consistently involved in the origination of one-to four-family mortgage loans which represented a strong 89.1 percent of its loan portfolio at December 31, 2003, and a larger 89.8 percent of its loan portfolio at fiscal year end December 31, 2003. At December 31, 2003, 91.4 percent of the Association's gross loans consisted of all types of residential real estate loans, including multi-family loans, compared to a higher 92.4 percent at December 31, 2002, with the primary sources of funds being retail deposits from residents in its local communities and modest balances of FHLB advances. The Association is also an originator of commercial real estate loans and consumer loans. Consumer loans include loans on savings accounts, automobile loans and other secured and unsecured personal loans.

The Association had $13.2 million, or 10.9 percent of its assets in cash and investments, excluding FHLB stock. The Association had an additional $5.4 million, or 4.5 percent of its assets in FHLB stock, with the combined total of investment securities, FHLB stock, and cash and cash equivalents being $18.6 million or 15.4 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Association's lending and investment activities.

The total amount of stock to be sold by the Association in the minority stock offering will be $16,650,000 or 1,665,000 shares at $10 per share based on the midpoint of the appraised value of $37.0 million, representing 45.0 percent of the total value. The net conversion proceeds will be $16.0 million, reflecting conversion expenses of approximately $675,000. The actual cash proceeds to the Association of $8.0 million will represent 50 percent of the net conversion proceeds. The ESOP will represent 5 percent of the gross shares issued, or 83,250 shares at $10 per share, representing $832,500. The Association's net proceeds will be invested in nonresidential real estate loans and possibly adjustable-rate mortgage loans, following their initial deployment to short term investments. The Association may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits.

First Federal has seen a modest overall deposit increase in fiscal 2003 with deposits increasing 1.9 percent from December 31, 2002, to December 31, 2003. Deposits increased 4.7 percent in fiscal 2002. The Association has focused on increasing its commercial real estate loan portfolio with a lesser increase in construction loans, offset by decreases in one- to four-family loans and multi-family loans during the past eighteen months, monitoring its earnings and strengthening its equity to assets ratio. Equity to assets increased from 15.13 percent of assets at December 31, 2002, to 15.47 percent at December 31, 2003.

First Federal's lending strategy has been to focus on the origination of both adjustable-rate and fixed-rate, one-to four-family loans, commercial real estate loans, multi-family loans, and the origination of consumer loans. The Association does not currently offer home equity loans and has not been an originator of commercial business loans.

First Federal's share of one- to four-family loans has decreased slightly from 89.8 percent of gross loans at December 31, 2002, to 89.1 percent as of December 31, 2003. Commercial real estate loans increased from 7.0 percent to 8.0 percent from December 31, 2002, to December 31, 2003. Multi-family loans decreased from 2.6 percent at December 31, 2002, to 2.3 percent at December 31, 2003. All types of mortgage loans as a group decreased slightly from 99.38 percent of gross loans at December 31, 2002, to 99.32 percent at December 31, 2003. The slight decrease in mortgage loans was offset by the Association's decrease in consumer loans. The Association's share of consumer loans witnessed an increase in their share of loans from 0.62 percent at December 31, 2002, to 0.68 percent at December 31, 2003.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Association's continued increase in its total loan portfolio. At December 31, 2002, First Federal had $399,000 in its loan loss allowance or 0.42 percent of gross loans, which increased to $429,000 and represented a lesser 0.41 percent of gross loans at December 31, 2003.

General (cont.)

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on maintaining the Association's net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

First Federal's financial position for the two most recent fiscal years ended December 31, 2002 and 2003, is highlighted through the use of selected financial data in Exhibit 5. First Federal has focused on maintaining its equity position, controlling its overhead ratio, increasing its loans, and striving to maintain its net interest margin. First Federal experienced a moderate increase in assets from December 31, 2002 to December 31, 2003, with a lesser increase in deposits and increases in FHLB advances and equity over the same period. Such increase in assets was related to the increase in one- to four-family mortgage loans. Assets, loans and deposits all increased in the period from December 31, 2002, to December 31, 2003.

First Federal experienced a total increase in assets of $7.3 million or 6.4 percent for the period of December 31, 2002, to December 31, 2003. For the year ended December 31, 2002, assets increased by a lesser $6.1 million or 5.7 percent.

The Association's net loan portfolio, including mortgage loans and non-mortgage loans, increased from $91.7 million at December 31, 2002, to $101.1 million at December 31, 2003, and represented a total increase of $4.0 million, or 4.4 percent. This increase was the result of a higher balance of one- to four-family mortgage loans. For the year ended December 31, 2002, loans increased $2.7 million or 3.0 percent.

First Federal has pursued obtaining funds through deposits and has also made modest use of FHLB advances during the period of December 31, 2002, to December 31, 2003. The Association's competitive rates for savings in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits increased 1.9 percent from December 31, 2002, to December 31, 2003. The Association's modest increase in deposits is partially the result of First Federal not offering checking accounts or MMDA accounts with check drawing privilege but simply a tiered interest rate based on balance. The Association's level of FHLB advances has increased from zero at December 31, 2002, to $4.0 million at December 31, 2003.

First Federal has been able to increase its equity level and equity to assets ratio from December 31, 2002, to December 31, 2003. At December 31, 2002, the Association had equity of $17.2 million, representing a 15.13 percent equity to assets ratio and then increasing to $18.7 million at December 31, 2003, and representing a 15.47 percent equity to assets ratio. The modest rise in the equity to assets ratio from December 31, 2002, to December 31, 2003, is the result of the Association's steady earnings performance impacted by a moderate increase in assets. Equity increased 8.9 percent from December 31, 2002, to December 31, 2003.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for First Federal, reflecting the Association's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2002 and 2003.

First Federal has experienced an overall decrease in its dollar level of interest income from fiscal year ended December 31, 2002, to June 30, 2003, due to the Association's decrease in yield on interest-earning assets, as a result of the decrease in interest rates. Interest income decreased from $7.4 million in 2002 to $7.0 million for the fiscal year ended December 31, 2003.

The Association's interest expense experienced a similar trend with a decrease in the fiscal year 2003. Interest expense decreased $723,000 or 20.5 percent, from December 31, 2002, to December 31, 2003, compared to a smaller dollar decrease in interest income of $383,000 or 5.2 percent, for the same time period. Such decrease in interest income, recognizing the decrease in interest expense, resulted in a moderate dollar increase in annual net interest income of $340,000 or 8.8 percent for the fiscal year ended December 31, 2003, and a rise in net interest margin.

Income and Expense (cont.)

The Association has made provisions for loan losses in one of the past two fiscal years of 2002 and 2003. The amounts of provisions were determined in recognition of the Association's levels of nonperforming assets, charge-offs, repossessed assets, the Association's level of lending activity, and industry norms. There was no loan loss provision in 2002. The loan loss provision in 2003 was $30,000. The impact of these loan loss provisions has been to provide First Federal with a general valuation allowance of $429,000 at December 31, 2003, or 0.41 percent of gross loans and 306.4 percent of nonperforming assets.

Total other income or noninterest income indicated moderate volatility in fiscal years 2002 and 2003 with a decrease in 2003 due to a loss on sale of securities of $46,000. Noninterest income was $11,000 in fiscal year 2002, representing a minimal 0.01 percent of assets and reflecting the absence of fees from checking accounts. Noninterest income for the fiscal year ended December 31, 2003, was a negative $29,000, due to a $46,000 loss on the sale of securities. The average noninterest income level for the past two periods was a negative $18,000 or 0.02 percent of average assets and a positive $74,000 or 0.01 percent, excluding the loss on the sale of securities in 2003. Noninterest income consists primarily of other income.

The Association's general and administrative expenses or noninterest expenses increased from $1,433,000 for the fiscal year of 2002 to $1,528,000 for the fiscal year ended December 31, 2003. The dollar increase in noninterest expenses was $95,000 from 2002 to 2003, representing a percentage increase of 6.6 percent. This increase in operating expenses was due primarily to the rise in compensation and related expenses of 8.6 percent. On a percent of average assets basis, operating expenses remained at 1.30 percent of average assets for the fiscal years ended December 31, 2002 and 2003, which was lower than the current industry average of approximately 2.33 percent.

The net earnings position of First Federal has indicated profitable performance in each of the past two fiscal years ended December 31, 2002 and 2003. The annual net income figures for the past two fiscal years of 2002 and 2003 were $1,677,000 and $1,613,000, representing returns on average assets of 1.53 percent and 1.37 percent, respectively.

Exhibit 7 provides the Association's normalized earnings or core earnings for fiscal years 2002 and 2003. The Association's normalized earnings eliminate any nonrecurring income and expense items. There were no adjustments for fiscal year 2002. In fiscal 2003, there was an upward income adjustment of $46,000 to eliminate the loss on sale of securities.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Association's return on assets increased from 1.53 percent in fiscal year 2002, to 1.37 percent in fiscal year 2003. The Association's return on average equity also decreased from 2002 to 2003. The return on average equity decreased from 10.33 percent in fiscal 2002 to 8.91 percent in fiscal year 2003.

The Association's average net interest rate spread increased from 3.02 percent in fiscal year 2002 to 3.20 percent in fiscal year 2003. The Association's net interest margin indicated a similar trend, increasing from 3.51 percent in fiscal year 2002 to 3.56 percent in fiscal year 2003. First Federal's net interest rate spread increased 18 basis points in 2003 to 3.20 percent from 3.02 percent in 2002, while the Association's net interest margin followed a basically similar trend, increasing a lesser 5 basis points to 3.56 percent in 2003. Federal's ratio of average interest-earning assets to average interest-bearing liabilities increased modestly from 116.58 percent at December 31, 2002, to a higher 117.21 percent at December 31, 2003.

The Association's ratio of noninterest expenses to average assets remained at 1.30 percent in fiscal year 2002 and 2003, due to a normal rise in overhead expenses combined with a normal increase in assets. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 56.8 percent with the lower the ratio indicating higher efficiency. The Association has been characterized with a high level of efficiency reflected in its lower efficiency ratio, which decreased from 37.07 percent in 2002 to 36.68 percent in 2003.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. First Federal witnessed an increase in its nonperforming asset ratio from fiscal year 2002 to fiscal year 2003. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. For First Federal, nonperforming assets consisted of loans 90 days or more past due. The ratio of nonperforming assets to total assets was 0.10 percent at December 31, 2002, and increased to 0.12 percent at December 31, 2003. The Association's allowance for loan losses was 0.42 percent of loans at December 31, 2002, and decreased to 0.41 percent at December 31, 2003, resulting from the Association's increase in loans even with a $30,000 increase in allowance for loan losses with no charge-offs. As a percentage of nonperforming loans, First Federal's allowance for loan losses decreased from 335.29 percent at December 31, 2002, to 306.43 percent at December 31, 2003.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2003. In fiscal year 2003, net interest income increased $340,000, due to a decrease in interest income of $383,000 offset by a $723,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $953,000, reduced by an increase due to volume of $570,000. The decrease in interest expense was due to a decrease due to rate of $917,000 reduced by an increase due to a change in volume of $194,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2002 and 2003, and at December 31, 2003 can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

First Federal's weighted average yield on its loan portfolio decreased 98 basis points from fiscal year 2002 to 2003, from 7.38 percent to 6.40 percent and then decreased another 47 basis points at December 31, 2003, to 5.93 percent. The yield on securities available-for-sale decreased 26 basis points from fiscal year 2002 to 2003 from 4.46 percent to 4.20 percent and then increased 28 basis points at December 31, 2003 to 4.48 percent. The yield on securities held-to-maturity decreased 525 basis points from 9.48 percent in fiscal 2002 to 4.23 percent in fiscal 2003 and then increased 775 basis points at December 31, 2003, to 4.98 percent. The yield on interest-bearing deposits increased 22 basis points from fiscal year 2002 to 2003, from 1.55 percent to 1.77 percent and then decreased 11 basis points at December 31, 2003, to 1.66 percent. The combined weighted average yield on all interest-earning assets decreased 78 basis points to 6.04 percent from 2002 to 2003 and then decreased another 26 basis points to 5.78 percent at December 31, 2003.

First Federal's weighted average cost of interest-bearing liabilities decreased 96 basis points from fiscal year 2002 to 2003, which was greater than the Association's 78 basis point decrease in yield, resulting in an increase in the Association's interest rate spread of 18 basis points from 3.02 percent to 3.20 percent from 2002 to 2003. The Association's average cost of interest-bearing liabilities then decreased 31 basis points from 2.84 percent in fiscal 2003 to 2.53 percent at December 31, 2003, compared to a 26 basis point decrease in yield on interest-earning assets. The result was an increase in the Association's interest rate spread of 5 basis points to 3.25 percent at December 31, 2003. The Association's net interest margin increased from 3.51 percent in fiscal year 2002 to 3.56 percent in fiscal year 2003, and then increased to 3.69 percent at December 31, 2003.

INTEREST RATE SENSITIVITY

First Federal has monitored its interest rate sensitivity position and focused on maintaining a minimal level of interest rate risk exposure by establishing a strong equity position to offset its higher share of fixed-rate loans. First Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap". The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. First Federal has responded to the interest rate sensitivity issue by maintaining a higher equity to assets position.

The Association measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Association is calculated on a quarterly basis, by the OTS, showing the Association's NPV to asset ratio and the change in the NPV ratio for the Association under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Association's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Association's NPV levels as of December 31, 2003, based on OTS calculations and the changes in the Association's NPV levels under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Association's change in its NPV level at December 31, 2003, based on a rise in interest rates of 100 basis points was a 13.0 percent decrease, representing a dollar decrease in equity value of $2,796,000. In contrast, based on a decline in interest rates of 100 basis points, the Association's NPV level was estimated to increase 5.0 percent or $1,119,000 at December 31, 2003. The Association's exposure increases to a 26.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $5,691,000. The Association's exposure is not measurable based on a 200 basis point decrease in interest rates due to the current low interest rate environment.

The Association's post shock NPV ratio based on a 200 basis point rise in interest rates is 13.59 percent and indicates a 372 basis point decrease from its 17.30 percent based on no change in interest rates.

The Association is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates. Due to First Federal's recognition of the need to control its interest rate exposure, the Association has been a more active originator of adjustable-rate residential mortgage loans and adjustable-rate commercial real estate loans and plans to continue this lending strategy but with a continued emphasis on fixed-rate residential mortgage loans. The Association will also continue to focus on maintaining its stronger NPV ratio.

LENDING ACTIVITIES

First Federal has focused its lending activity historically on the origination of conventional mortgage loans secured by one- to four-family dwellings with an increasing emphasis on commercial real estate loans. Exhibit 12 provides a summary of First Federal's loan portfolio, by loan type, at December 31, 2002 and 2003.

Residential loans secured by one- to four-family dwellings and commercial real estate loans but excluding multi-family loans were the primary loan types representing 97.0 percent of the Association's gross loans as of December 31, 2003. This share has seen a minimal increase from 96.8 percent at December 31, 2002. The largest individual loan type comprising this category was one- to four-family loans, which represented 89.1 percent of loans at December 31, 2003, decreasing from 89.8 percent at December 31, 2002. The second largest individual loan category was commercial real estate loans, which represented 8.0 percent of loans at December 31, 2003, rising from 7.0 percent at December 31, 2002. The third largest loan type as of December 31, 2003, was multi-family loans, which comprised a 2.3 percent of gross loans compared to a larger 2.6 percent as of December 31, 2002. These three real estate loan categories represented 99.3 percent of gross loans at December 31, 2003, compared to a slightly larger 99.4 percent of gross loans at December 31, 2002.

The consumer and other loan category was the remaining loan category. At December 31, 2003, consumer loans totaled $721,000 and represented a modest 0.7 percent of gross loans compared to 0.6 percent at December 31, 2002. Consumer loans were the smallest overall loan type, at December 31, 2003, and also the smallest loan type at December 31, 2002. The Association originates savings account loans, automobile loans, and secured and unsecured personal loans. The overall mix of loans has witnessed minimal changes from December 31, 2002, to December 31, 2003, with the Association having decreased its shares of one- to four-family and multi-family mortgage loans to offset its increase in commercial real estate loans and consumer loans.

Lending Activities (cont.)

The emphasis of First Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in First Federal's market area, which includes all of Madison County and the southern part of Macoupin County. The Association also originates interim construction loans on one- to four-family residences, primarily to individual owners. At December 31, 2003, 89.1 percent of First Federal's gross loans consisted of loans secured by one- to four-family residential properties, including construction loans.

The Association originates one-year, three-year, five-year and seven-year adjustable-rate mortgage loans ("ARMs"). The interest rate adjustments on ARMs are based on changes in the U.S. Treasury index or a quarterly average national Cost of Funds index. One-year, three-year, five-year and seven-year ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and a maximum rate adjustment to 13.75 percent, regardless of the initial rate. Adjustable-rate mortgage loans amortize over terms of up to 30 years. The Association does not use below market interest rates to attract borrowers. The Association retains all ARMs which it originates. At December 31, 2003, the Association had $15.4 million or 16.4 percent of its one- to four-family residential loans in adjustable-rate loans.

The majority of ARMs have terms of up to 30 years, and fixed-rate loans have normal terms of 15, 20 and 30 years. The Association has retained all its ARMs and fixed-rate one- to four-family mortgage loans. Historically, the majority of First Federal's one-to four-family mortgage loan portfolio has been fixed-rate mortgage loans, which represented 83.7 percent of one- to four-family mortgage loans at December 31, 2003, with 16.3 percent being ARMs.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at First Federal, even though the Association will grant loans with up to a 95 percent loan to value ratio, but private mortgage insurance is required for loans with a loan-to-value ratio in excess of 90.0 percent. Mortgage loans originated by the Association include due-on-sale clauses, enabling the Association to call the loan and declare it due and payable in the event the borrower transfers ownership. The Association normally exercises its rights under these clauses.

First Federal originates residential construction loans for properties located in the Association's primary market area. Construction loans are offered primarily to individuals for the construction of their residence. These owner-occupied construction loans are not separate loans which are paid off and converted to a permanent loan. Construction loans become permanent loans at the time of closing, thereby creating loans that may have a term exceeding 30 years. Construction loans are generally offered with terms up to 30 years and may be up to 90.0 percent of the appraised value.

The Association also offers second mortgage loans, which normally have adjustable rates and a loan-to-value ratio of 80.0 percent, including prior liens.

First Federal has also been a relatively active originator of commercial real estate loans. The Association will continue to make commercial real estate loans. The Association had a total of $8.4 million in commercial real estate loans at December 31, 2003, or 8.0 percent of gross loans, compared to $6.6 million or 7.0 percent of gross loans at December 31, 2002. The major portion of commercial real estate loans are secured by office buildings, places of worship and mixed-use properties and are located in the Association's primary market area. The Association normally originates commercial real estate loans with terms of up to 15 years and with adjustable-rates. The maximum loan-to-value ratio is 80.0 percent.

First Federal has been far less active in consumer lending. Consumer loans originated consist primarily of automobile loans, secured and unsecured personal loans, and savings account loans and represented a combined total of $721,000 or 0.7 percent of gross loans at December 31, 2003, up from $584,000 or 0.6 percent of loans at December 31, 2002.

Lending Activities (cont.)

Exhibit 13 provides a loan maturity schedule and breakdown and summary of First Federal's fixed-rate and adjustable-rate loans, indicating a strong majority of fixed-rate loans. At December 31, 2003, 76.8 percent of the Association's total loans due after December 31, 2004, were fixed-rate and 23.2 percent were adjustable-rate. In contrast, a strong 86.6 percent of the Association's multi-family loans were adjustable-rate and a strong 93.0 percent of commercial real estate loans were adjustable-rate. The Association has a minimal 4.3 percent of its loans at December 31, 2003, due in 5 years or less with the remaining 95.7 percent due in 6 years or more.

NONPERFORMING ASSETS

First Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a concern to many financial institutions throughout most regions of the country. A number of financial institutions have been confronted with recent increases in their levels of nonperforming assets and have been forced to recognize losses and set aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased nonresidential real estate loans. There has been a decrease in the ratio of allowance for loan losses to nonperforming assets over the past year and an increase in the ratio of nonperforming assets to assets. First Federal has been able to maintain lower levels of delinquent loans and nonperforming assets in the past and has made a concerted effort to control its current nonperforming assets, evidenced by its continued minimal level of nonperforming assets.

On a monthly basis, First Federal's management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent, the Association sends the borrower a late payment notice within 15 days after the payment is due. The Association then initiates written communication with the borrower through the Association's attorney, if the loan remains delinquent for 60 days When the loan becomes delinquent at least 90 days, the Association will normally commence foreclosure proceedings. The Association does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status, and at that point in time the Association pursues foreclosure procedures or may decide to modify the loan or grant a limited moratorium to allow the borrower to reorganize his financial affairs.

Exhibit 14 provides a summary of First Federal's delinquent loans at December 31, 2002 and at December 31, 2003. Delinquent loans include loans 60 to 89 days past due and loans 90 days or more past due. The Association had $267,000 in delinquent loans at December 31, 2002, decreasing to $181,000 at December 31, 2003. The major share of delinquent loans consist of one- to four-family loans, which represented 98.1 percent of delinquent loans at December 31, 2002, and all of the delinquent loans at December 31, 2003.

Exhibit 15 provides a summary of First Federal's nonperforming assets at December 31, 2002 and 2003. Nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned, including other repossessed assets. The Association has historically carried a much lower level of nonperforming assets. First Federal's level of nonperforming assets increased from a modest $119,000 or 0.10 percent of assets at December 31, 2002, to $140,000 or 0.12 percent of assets at December 31, 2003. At December 31, 2002 and 2003, First Federal's nonperforming assets consisted entirely of loans 90 days or more past due.

First Federal's level of nonperforming assets was higher than its level of classified assets. The Association's level of classified assets was $182,000 or 0.15 percent of assets at December 31, 2003 (reference Exhibit 16). The Association's classified assets consisted of $181,500 in substandard assets, $280 in assets classified as doubtful and no assets classified as loss. The Association had no assets classified as mention at December 31, 2003.

Exhibit 17 shows First Federal's allowance for loan losses for fiscal years ended December 31, 2002 and 2003, indicating the activity and the resultant balances. First Federal has witnessed a slight increase in its balance of allowance for loan losses from $399,000 at December 31, 2002, to $429,0000 at December 31, 2003. The balance in allowance for loan losses increased from December 31, 2002, to December 31, 2003, due to provisions of $30,000 with no charge-offs or recoveries. The Association's ratio of allowance for loan losses to gross loans decreased from 0.42 percent at December 31, 2002, to 0.41 percent at December 31, 2003. The ratio of allowance for loan losses to nonperforming loans was 335.29 percent at December 31, 2002, and a lower 306.43 percent at December 31, 2003, reflecting the increase in nonperforming loans, with both ratios above the industry average of 155.28 percent.

INVESTMENTS

The investment securities portfolio of First Federal has been comprised of federal agency securities, CMOs, corporate debt securities and municipal securities. Exhibit 18 provides a summary of First Federal's investment securities at December 31, 2002 and 2003, excluding FHLB stock. Investment securities, including available-for-sale and held-to-maturity securities, totaled $10.9 million at December 31, 2002, compared to $10.5 million at December 31, 2003, excluding FHLB stock of $5,401,700 at December 31, 2003. The decrease in investment securities was primarily the result of the sale of $1.3 million in equity securities. The primary component of investment securities at December 31, 2003, was federal agency securities, totaling $6.4 million and representing 61.4 percent of investments with corporate debt securities totaling $3.3 million and representing 31.4 percent of investments. The securities portfolio had a weighted average yield of 4.20 percent for the year ended December 31, 2003. The Association also had interest-bearing deposits of $1.3 million at December 31, 2003, with a yield of 1.77 percent for the year ended December 31, 2003.

DEPOSIT ACTIVITIES

The change in the mix of deposits from December 31, 2002, to December 31, 2003, is provided in Exhibit 19. There has been a modest change in total deposits and a minimal change in the deposit mix during this period. Certificates of deposit witnessed a decrease in their share of total deposits, declining from a higher 74.0 percent of total deposits at December 31, 2002, to a still strong 73.2 percent of total deposits at December 31, 2003. This increase is in line with the industry norm of a slight decrease in the share of certificates. The high share of certificates is reflective of First Federal's absence of checking accounts and the typical MMDA accounts with check drawing privileges as products. The major component of certificates had rates between 2.01 percent and 3.00 percent and represented 41.1 percent of certificates at December 31, 2003. Regular savings accounts increased in dollar amount from an average balance of $3.8 million to $4.5 million, and their share of total deposits increased from 4.1 percent to 4.6 percent from December 31, 2002, to December 31, 2003. Money market accounts with no check drawing privilege but a tiered savings rate based on balance had an increase in their share of total deposits, rising from 21.9 percent to 22.1 percent during the same time period.

Exhibit 20 shows the Association's breakdown in certificates of deposit by maturity at December 31, 2003. First Federal has a strong 55.6 percent of its certificates of deposit maturing in less than one year and another 14.6 percent maturing in one to two years. The Association also has a relatively strong 22.1 percent of certificates maturing in more than three years. The major share of certificates had interest rates from 2.01 percent to 3.0 percent responsible for 41.16 percent of certificates with the second largest category having rates of 2.00 percent and below and representing 23.07 percent of certificates.

BORROWINGS

First Federal has relied on retail deposits as its primary source of funds but has also made recent use of FHLB advances. Exhibit 21 shows the Association's FHLB advances for the past two fiscal years ended December 31, 2002 and 2003. The Association had no FHLB advances at December 31, 2002. FHLB advances totaled $4.0 million at December 31, 2003, representing a modest 3.3 percent of assets. The cost of FHLB advances was 1.18 percent for the year ended December 31, 2003, and a similar 1.21 percent at December 31, 2003.

SUBSIDIARIES

First Federal has no subsidiaries.

OFFICE PROPERTIES

First Federal has one full service office located in downtown Edwardsville in Madison County, Illinois (reference Exhibit 22). First Federal owns its office. The Association's net investment in its office premises, land and equipment, totaled $873,000 or 0.72 percent of assets at December 31, 2003.

MANAGEMENT

The president and chief executive officer of First Federal is Larry W. Mosby, who is also a director. Mr. Mosby has served the Association as chief executive officer since 1984 and as president since 1996. Mr. Mosby has served as a director since 1990. Mr. Mosby is also president and chief executive officer of First Federal Financial Services, Inc., a position he has held since its formation in 2001. Other senior officers include Donald Engleke, vice president and chief financial officer, and Linda Werner, corporate secretary and savings officer. Mr. Engleke has been employed with First Federal since 1985 and has served as vice president and treasurer since 1994. Mr. Engelke was appointed a director in 2003. He is also vice president and chief financial officer of First Federal Financial Services, Inc., positions he has held since its formation in 2001. Ms. Werner joined First Federal in 1969. Ms. Werner serves the Association as a savings officer and serves as corporate secretary for the Association and First Federal Financial Services, Inc.

II. DESCRIPTION OF PRIMARY MARKET AREA

First Federal's lending market area encompasses all of Madison County and the southern portion of Macoupin County, Illinois, while the retail market area is focused on Edwardsville and the immediately surrounding area in Madison County. The Association has one office, in downtown Edwardsville.

The primary market area of Madison County is characterized by similar or slightly lower than average income and lower housing values when compared to Illinois and the United States. Further, unemployment rates in Madison and Macoupin Counties have been generally higher than Illinois and national unemployment rates. The market area's strongest employment categories are the services industry, the wholesale/retail trade industry and the manufacturing industry.

Exhibit 24 provides a summary of key demographic data and trends for Edwardsville, Macoupin and Madison Counties, Illinois and the United States. Overall, from 1990 to 2000, population increased in all areas, with Edwardsville City showing a strong growth rate of 47.4 percent. The population increased by a minimal 2.8 percent in Macoupin County, by a modest 3.9 percent in Madison County, by 8.6 percent in Illinois and by 13.2 percent in the United States. Future population projections indicate that population will increase in Edwardsville by 5.8 percent through the year 2008, 0.1 percent in Macoupin County, 2.0 percent in Madison County, 5.7 percent in Illinois and increase 9.9 percent in the United States.

Consistent with its strong rising trend in population, Edwardsville experienced an increase in households of 39.7 percent from 1990 to 2000. During that same time period, the number of households increased in Macoupin County by 5.4 percent, increased in Madison County by 7.5 percent, increased by 9.4 percent in Illinois and increased by 14.7 percent in the United States. By the year 2008, Edwardsville's households are projected to increase by 6.4 percent, while the number of households are expected to increase by 1.9 percent in Macoupin County, by 4.6 percent in Madison County, by 6.9 percent in Illinois and by 11.0 percent in the United States.

In 1990, the per capita income in Edwardsville was similar to the per capita income in Illinois but higher than in the United States. The primary market area of Madison County had a 1990 per capita income of $13,272, Macoupin County had a 1990 per capita income of $11,365, and Edwardsville's per capita income was $15,338, compared to $15,201 in Illinois and a lower $14,420 in the United States. From 1990 to 2000, per capita income increased in all areas, with Edwardsville having the greatest percent increase. Edwardsville's per capita income increased from 1990 to 2000 by 72.8 percent to $26,510, by 52.2 percent in Macoupin County to $17,298 and by 54.5 percent in Madison County to $20,509. Illinois' per capita income increased by 52.0 percent to $23,104. Per capita income in the United States increased by 49.7 percent to a per capita income of $21,587.

The 1990 median household income in Edwardsville of $32,733 was higher than the median household income in all other areas. Macoupin County had a 1990 median household income of $23,913, which was lower than Madison County's median household income of $29,861. Illinois' median household income of $32,252 and the United States' median household income of $30,056 were higher than both market area counties. From 1990 to 2000, median household income increased in all areas, with Edwardsville indicating the highest rate of increase and Madison County the lowest. Median household income increased by 55.6 percent to $50,921 in Edwardsville, by 51.3 percent to $36,190 in Macoupin County, by 39.1 percent to $41,541 in Madison County, compared to a 44.5 percent increase to $46,590 in Illinois and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2008, median household income is projected to increase by 25.1 percent in Edwardsville, by 18.4 percent in Macoupin County, by 22.7 percent in Madison County, while increasing by 25.8 percent in Illinois and 29.3 percent in the United States. Based on those rates of increase, by 2008, median household income is expected to be $63,717 in Edwardsville, $42,857 in Macoupin County, $50,957 in Madison County, $58,628 in Illinois, and $54,319 in the United States.

Exhibit 25 provides a summary of key housing data for Edwardsville, Macoupin and Madison Counties, Illinois and the United States. Edwardsville had a higher than average rate of owner-occupancy of 70.3 percent. Macoupin County had an even higher owner-occupancy rate of 77.4 percent, with Madison County at an owner-occupancy rate of 72.1 percent. Illinois and the United States had identical rates of owner-occupancy of in 1990 64.2 percent. As a result, Edwardsville supports a lower than average rate of renter-occupied housing at 29.7 percent, with renter-occupancy rates of 22.6 percent in Macoupin County and 27.9 percent in Madison County, compared to an identical rate of 35.8 percent for Illinois and the United States. By 2000, owner-occupancy rates had risen in all areas, to 70.5 percent in Edwardsville, to 79.0 percent in Macoupin County, to 73.8 percent in Madison County, to 67.3 percent in Illinois and to 66.2 percent in the United States. The reciprocal renter-occupancy rates fell to rates of 29.5 percent, 21.0 percent, 26.2 percent, 32.7 percent and 33.8 percent for Edwardsville, Macoupin and Madison Counties, Illinois and the United States, respectively.

In 1990, Edwardsville had a lower median housing value of $64,400. Macoupin and Madison Counties' median housing value were even lower at $39,700 and $51,000, respectively. Illinois' and the United States' median housing values of $80,100 and $78,500 were higher than both Edwardsville's and Macoupin and Madison Counties' median housing values. The median rent of Edwardsville was $435 and was slightly lower than the median rent in Illinois and the United States. Macoupin County and Madison County had lower median rent values of $322 and 384, respectively. Illinois' median rent was a slightly higher $445 and the United States had a similar median rent of $447. By 2000, median housing values had risen to $99,200, $66,700, $77,200, $130,800 and $119,600 for Edwardsville, Macoupin County, Madison County, Illinois and the United States, respectively. Median rent values also rose to $556, $422, $490, $605 and $602 for Edwardsville, Macoupin and Madison Counties, Illinois and the United States, respectively.

In 1990, the major source of employment by industry group, based on number of employees, for Edwardsville was the services industry at 43.4 percent, also responsible for 34.3 percent of jobs in Macoupin County and 34.9 percent of jobs in Madison County. Illinois and the United States had percentages of workers in the services industry of 35.8 percent and 37.5 percent, respectively (reference Exhibit 26). The wholesale/retail group was the second major employer in Edwardsville at 20.4 percent and also the second leading employer at 21.2 percent in Macoupin County and 21.9 percent in Madison County. In Illinois and the United States, the wholesale/retail trade group was also the second major employer with 21.4 percent and 21.2 percent, respectively. The manufacturing group was the third major overall employer in Edwardsville at 17.6 percent and was at a similar 17.0 percent in Macoupin County but higher 21.3 percent in Madison County. In Illinois and the United States, the manufacturing group was the third major employer, responsible for 19.5 percent and 17.7 percent, respectively. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 18.6 percent of employment in Edwardsville, 27.5 percent of employment in Macoupin County, 21.9 percent of employment in Madison County, 23.3 percent of employment in Illinois and 23.6 percent in the United States.

In 2000, the services group remained the largest source of employment in all areas. The services industry grew more than 10.0 percent in Edwardsville. However, this increase may be in part due to the different grouping of industries in the 2000 Census. In Edwardsville, the wholesale/retail trade group remained the second largest employer at 13.3 percent, and the manufacturing group remained the third largest employer at 11.6 percent. The wholesale/retail trade group was the second largest employer in Macoupin County and the United States with the manufacturing group the third largest, while in Madison County and Illinois, the manufacturing group was the second largest employer and the wholesale/retail trade group the third largest employer.

The major employers in the Edwardsville area were mostly in the services sector. The two largest employers in Edwardsville are the Southern Illinois University at Edwardsville and the Madison County government.

Description of Primary Market Area (cont.)

Employer	Employees	Product/Service
Southern Illinois University	2,400	Education
Madison County	1,100	Government
Edwardsville School District #7	800	Education
Hortica	250	Service
The Bank of Edwardsville	230	Service
Schnuck's Markets, Inc.	160	Retail
Target	130	Retail
Rosewood Care Center	120	Service
Richards Brick Company	100	Retail
Thiems Construction	100	Construction
Shop & Save	100	Retail

The unemployment rate is another key economic indicator. Exhibit 27 shows the unemployment rates in Macoupin and Madison Counties, Illinois and the United States in 1999, 2000, 2001, 2002 and through December of 2003. The two counties have generally had slightly higher unemployment rates compared to both Illinois and the United States, with the exception of 2002, when both were higher than the United States but lower than Illinois, and Madison County in December 2003 when its rate was less than the Illinois rate but still higher than the U.S. unemployment rate. In 1999, Macoupin County had an unemployment rate of 5.1 percent, and Madison County had an unemployment rate of 4.5 percent compared to unemployment rates of 4.3 percent in Illinois and 4.2 percent in the United States. In 2000, Macoupin County's rate decreased to 4.8 percent, but Madison County's unemployment rate increased to 4.8 percent, compared to a 4.4 percent unemployment rate in Illinois and a 4.0 percent rate in the United States. In 2001, unemployment rates increased in all areas, with Macoupin County at 5.9 percent, Madison County at 5.7 percent, and Illinois and the United States at 5.4 percent and 4.7 percent, respectively. By 2002, Macoupin County remained at a 5.9 percent unemployment rate, and Madison County's unemployment rate increased slightly to 6.0 percent. Illinois' rate of unemployment increased to 6.5 percent, and the United States also increased to 5.8 percent in2002. Through December of 2003, the unemployment rate has shown a strong increase in Macoupin County, while all other areas' rates decreased. Unemployment rates through December 2003 were 6.6 percent in Macoupin County, 5.7 percent in Madison County, 6.3 percent in Illinois and 5.4 percent in the United States.

Exhibit 28 provides deposit data for banks and thrifts in Macoupin and Madison Counties. First Federal's deposit base was $98.5 million or a 28.9 percent share of the $361.8 million total thrift deposits and a 2.7 percent share of the total deposits, which were $4.4 billion as of June 30, 2003. It is evident from the size of the thrift deposits and bank deposits that the market area has a large deposit base, with First Federal having a substantial market penetration for thrift deposits but a very small share of market penetration of total deposits.

Exhibit 29 provides interest rate data for each quarter for the years 2000 through 2003. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a slightly rising trend in 2000. This rising trend reversed in 2001 with prime rate dropping from 7.50 percent in early 2001 to 4.75 percent by the end of 2001. Such decrease in the prime rate subsided in 2002, decreasing to 4.25 percent in the fourth quarter of 2002. Prime rate decreased to 4.00 percent in 2003 and has remained at that level. Rates on one-year T-bills experienced a similar trend.

SUMMARY

To summarize, the market area of Madison County represents an area with lower average growth in both population and households during the 1990s. Such smaller growth is projected to continue but at even lower levels. The market area displayed lower per capita income and median household income to Illinois and the United States. The market area had a lower median housing value when compared to Illinois and the United States, and the median rent levels of the market area were also lower than both Illinois' and the United States' median rent. The market area has had slightly higher unemployment rates when compared to both Illinois and the United States, with unemployment rates having increased in all areas over the past three years until 2003 when rates decreased in all areas except Macoupin County. Finally, the market area is a very competitive financial institution market dominated by banks, with a minimal presence of thrifts, and a total market deposit base for banks and thrifts in the market area that is nearly $4.4 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Illinois.

Exhibits 30 and 31 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 234 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 30 and 31 also subclassify all thrifts by region, including the 95 publicly-traded Midwest thrifts ("Midwest thrifts") and the 16 publicly-traded thrifts in Illinois ("Illinois thrifts"), and by trading exchange. Exhibit 32 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2003, and February 27, 2004.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of First Federal as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of First Federal's basic operation.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
HCB Bancshares, Inc.	Arkansas
StateFed Financial Corp.	Iowa
First Kansas Financial Corp.	Kansas
MSB Financial, Inc.	Michigan

There is are no pending merger/acquisition transaction involving thrift institutions in First Federal's city, county or market area, as indicated in Exhibit 33.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 34 publicly-traded mutual holding companies as well between those 34 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 35 presents pricing ratios and Exhibit 36 presents key financial data and ratios for the 34 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
Webster City Federal Savings Bank, MHC	Iowa
Jacksonville Savings Bank, MHC	Illinois
Greater Delaware Valley, MHC	Pennsylvania
Skibo Financial Corp., MHC	Pennsylvania

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ), or on the OTC Bulletin Board or in the Pink Sheets. Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 268 publicly-traded, FDIC-insured savings institutions, including the 34 mutual holding companies, 17 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange and 180 are traded on NASDAQ, 45 are traded on the OTC Bulletin Board and 8 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of February 27, 2004, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to December 31, 2002.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to First Federal, including the Midatlantic, New England, western, southwestern and southeastern states.

The geographic location parameter consists of Illinois and its surrounding states of Ohio, Michigan, Kentucky and Indiana, as well as the states of Arkansas, Iowa, Kansas, Minnesota, Missouri, Pennsylvania, Tennessee, West Virginia and Wisconsin, for a total of fourteen states.

Geographic Location (cont.)

To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $450 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to First Federal, with assets of approximately $121 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 36 and 37 show the 50 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 36. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from First Federal with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from First Federal. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Association's ratio of cash and investments to assets was 10.3 percent at December 31, 2003, and reflects First Federal's share of investments moderately lower than national and regional averages. The Association's investments have consisted primarily of federal agency securities, state and municipal obligations, corporate securities and federal funds sold. For its three most recent calendar years ended December 31, 2003, First Federal's average ratio of cash and investments to assets was a similar 11.9 percent, from a high of 15.2 percent in 2001 to a low of 8.2 percent in 2000, with a fluctuating trend. It should be noted that, for the purposes of comparable group selection, First Federal's $5.4 million balance of Federal Home Loan Bank stock at December 31, 2003, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of First Federal's modestly lower balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 30.0 or less of assets, with a midpoint of 15.0 percent.

Mortgage-Backed Securities to Assets

At December 31, 2003, First Federal's ratio of mortgage-backed securities to assets was a low 5.5 percent compared to the regional average of 8.2 percent and the national average of 13.0 percent for publicly-traded thrifts. The Association's three most recent calendar year average is 1.5 percent, also much lower than industry averages. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 20.0 percent or less of assets and a midpoint of 10.0 percent.

One- to Four-Family Loans to Assets

First Federal's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 77.68 percent of the Association's assets at December 31, 2003, which is very significantly higher than the national average of 46.0 percent. The parameter for this characteristic requires any comparable group institution to have from 30.0 percent to 80.0 percent of its assets in one- to four-family loans with a midpoint of 55.0 percent.

Total Net Loans to Assets

At December 31, 2003, First Federal had a 83.6 percent ratio of total net loans to assets and a similar four calendar year average of 84.5 percent, both being higher than the national average of 66.9 percent and the regional average of 71.4 percent for publicly-traded thrifts. The Association's ratio of total net loans to assets has demonstrated a mild downward trend since 2000. The parameter for the selection of the comparable group is from 50.0 percent to 90.0 percent with a midpoint of 70.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to First Federal.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, First Federal's shares of mortgage-backed securities to assets and total net loans to assets were 5.5 percent and 83.6 percent, respectively, for a combined share of 89.1 percent. Recognizing the industry and regional ratios of 13.0 percent and 8.3 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 65.0 percent to 90.0 percent, with a midpoint of 77.5 percent.

Borrowed Funds to Assets

First Federal had a $4.0 million balance of borrowed funds at December 31, 2003, consisting of FHLB advances, representing 3.3 percent of assets. At December 31, 2000, 2001 and 2002, the Association had no borrowed funds. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased from 1997 through 2001, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2002 and 2003, however, lower interest rates resulted in some moderation of borrowings by financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 25.0 percent or less with a midpoint of 12.5 percent.

Equity to Assets

First Federal's equity to assets ratio was 15.5 percent at December 31, 2003, and 15.1 percent at December 31, 2002, averaging 15.0 percent for the four calendar years ended December 31, 2003. After conversion, based on the midpoint value of $37.0 million and a 45 percent minority public offering of $16,650,000, with 50.0 percent of the net proceeds of the public offering going to the Association, First Federal's equity is projected to stabilize in the area of 20.0 percent. Based on those equity ratios, we have defined the equity ratio parameter to be 7.0 percent to 20.0 percent with a midpoint ratio of 13.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 37 presents five parameters identified as key indicators of First Federal's earnings performance and the basis for such performance both historically and during the four quarters ended December 31, 2003. The primary performance indicator is the Association's return on average assets (ROAA). The second performance indicator is the Association's return on average equity (ROAE). To measure the Association's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Association is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Association's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended December 31, 2003, First Federal's ROAA was 1.37 percent based on identical net and core earnings after taxes of $1,613,000, as detailed in Item I of this report. The Association's average ROAA over its most recent five calendar years of 1999 to 2003, based on net earnings, was a lower 1.16 percent, ranging from a low of 0.92 percent in 2000 to a high of 1.53 percent in 2002.

Return on Average Assets (cont.)

Considering the historical and current earnings performance of First Federal, the range for the ROAA parameter based on core income has been defined as 0.75 percent to a high of 1.75 percent with a midpoint of 1.25 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Association's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, the Association's ROAE for the twelve months ended December 31, 2003, was 8.98 percent based on identical net and core income. In its most recent five calendar years, the Association's average ROAE, based on net earnings, was a lower 7.9 percent, ranging from a low of 6.2 percent in 2000 to a high of 10.3 percent in 2002.

The parameter range for the comparable group, based on core income, is from 5.0 percent to 18.0 percent with a midpoint of 11.5 percent.

Net Interest Margin

First Federal had a net interest margin of 3.63 percent for the twelve months ended December 31, 2003, representing net interest income as a percentage of average interest-earning assets. The Association's net interest margin in calendar years 1999 through 2003 averaged 2.97

percent, indicating a downward trend from 1000 to 2001, followed by an upward trend in 2002 and 2003.

The parameter range for the selection of the comparable group is from a low of 2.75 percent to a high of 4.75 percent with a midpoint of 3.75 percent.

Operating Expenses to Assets

For the twelve months ended December 31, 2003, First Federal had a significantly lower than average 1.30 percent ratio of operating expense to average assets. In fiscal year 2002, the Association's expense ratio was also 1.30, representing increases from 1.11 percent in 2001, 1.13 percent in 2000 and 1.14 percent in 1999. For its five most recent calendar years ended December 31, 2003, First Federal's operating expense ratio averaged 1.20 percent. It should be noted that the Association's operating expense ratio in 2003 was significantly lower than the averages of 2.38 percent for all FDIC-insured savings institutions and 2.33 percent for all publicly-traded savings institutions.

The operating expense to assets parameter for the selection of the comparable group is from a low of 1.25 percent to a high of 3.00 percent with a midpoint of 2.13 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, First Federal has historically experienced a considerably lower than average dependence on noninterest income as a source of additional income. The Association had negative noninterest income of $29,000 or (0.02) percent of average assets for the twelve months ended December 31, 2003, resulting from a loss of $46,000 on the sale of available for sale securities, partially offset by other noninterest income of

$17,000. First Federal's ratio of noninterest income to average assets was 0.11 percent in 1999, 0.08 percent in 2000, 0.19 percent in 2001 and 0.25 percent in 2002, all of which are much lower than the 1.39 percent average for publicly-traded thrift institutions in 2003.

The range for this parameter for the selection of the comparable group is 1.20 percent of average assets or less, with a midpoint of 0.60 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 37. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of First Federal. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

First Federal's ratio of nonperforming assets to assets was 0.12 percent at December 31, 2003, which was much lower than the national average of 0.74 percent for publicly-traded thrifts, and 1.00 percent for Midwest thrifts. Consistently lower than national and regional averages, the Association's ratio of nonperforming assets to total assets was 0.16 percent in 1999, 0.12 percent in 2000, 0.19 percent in 2001 and 0.10 percent in 2002, averaging 0.14 percent for its five most recent calendar years ended December 31, 2003.

Nonperforming Assets to Assets (cont.)

The parameter range for nonperforming assets to assets has been defined as 1.35 percent of assets or less with a midpoint of 0.68 percent.

Repossessed Assets to Assets

First Federal was absent repossessed assets at December 31, 1999 through 2003. National and regional averages were 0.12 percent and 0.17 percent, respectively, for publicly-traded thrift institutions at December 31, 2003.

The range for the repossessed assets to total assets parameter is 0.35 percent of assets or less with a midpoint of 0.18 percent.

Loans Loss Reserves to Assets

First Federal had an allowance for loan losses of $429,000, representing a loan loss allowance to total assets ratio of 0.35 percent at December 31, 2003, which was identical to its 0.35 percent ratio at December 31, 2002. For the five calendar years of 1999 to 2003, the Association's loan loss reserve averaged 0.38 percent of assets with a very mild downward trend from a high of 0.42 percent in 1999 to a low of 0.35 percent in both 2002 and 2003.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 38, 39 and 40. The comparable group institutions range in size from $117.7 million to $424.0 million with an average asset size of $260.5 million and have an average of 5.4 offices per institution. One of the comparable group institutions was converted in 1992, one in 1993, one in 1994, three in 1995, two in 1996, one in 1998 and one in 1999. All ten of the comparable group institutions are traded on NASDAQ and all are SAIF members. The comparable group institutions as a unit have a ratio of equity to assets of 10.3 percent, which is 20.5 percent higher than all publicly-traded thrift institutions in the United States but 2.5 percent lower than publicly-traded thrift institutions in Illinois; and for the most recent four quarters indicated a core return on average assets of 1.03 percent, lower than all publicly-traded thrifts at 1.09 percent and slightly lower than publicly-traded Illinois thrifts at 1.05 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of First Federal to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Illinois thrifts, as well as to the ten institutions constituting First Federal's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 41 through 46.

As presented in Exhibits 41 and 42, at December 31, 2003, First Federal's total equity of 15.47 percent of assets was higher than the 10.28 percent for the comparable group, the 7.99 for all thrifts, the 9.02 percent for Midwest thrifts and the 9.84 percent ratio for Illinois thrifts. The Association had an 83.61 percent share of net loans in its asset mix, considerably higher than the comparable group at 74.66 percent, all thrifts at 66.87 percent, Midwest thrifts at 71.43 percent and Illinois thrifts at 61.54 percent. First Federal's share of net loans, higher than industry averages, is primarily the result of its lower 10.33 percent share of cash and investments and significantly lower than average 5.53 percent share of mortgage-backed securities. The comparable group had a moderately higher 14.69 percent share of cash and investments and a modestly higher 6.33 percent share of mortgage-backed securities. All thrifts had 13.00 percent of assets in mortgage-backed securities and 15.73 percent in cash and investments. First Federal's 80.95 percent share of deposits was higher than the comparable group, all thrifts, Midwest thrifts and Illinois thrifts, reflecting the Association's lower than average 3.31 percent ratio of borrowed funds to assets. The comparable group had deposits of 71.41 percent and borrowings of 17.52 percent. All thrifts averaged a 58.41 percent share of deposits and 29.76 percent of borrowed funds, while Midwest thrifts had a 63.54 percent share of deposits and a 24.06 percent share of borrowed funds. Illinois thrifts averaged a 67.12 percent share of deposits and an 21.40 percent share of borrowed funds. First Federal had no intangible assets at December 31, 2003, compared to 0.55 percent for the comparable group, 0.49 percent for all thrifts, 0.38 percent for Midwest thrifts and 0.28 percent for Illinois thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 43 and 44 and provide a synopsis of key sources of income and key expense items for First Federal in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 45, for the twelve months ended December 31, 2003, First Federal had a yield on average interest-earning assets virtually identical to the comparable group and higher than all thrifts, Midwest thrifts and Illinois thrifts. The Association's yield on interest-earning assets was 6.04 percent compared to the comparable group at 6.03 percent, all thrifts at 5.52 percent, Midwest thrifts at 5.78 percent and Illinois thrifts at 5.53 percent.

The Association's cost of funds for the twelve months ended December 31, 2003, was higher than all thrifts and Illinois thrifts, but lower than the comparable group and Midwest thrifts. First Federal had an average cost of interest-bearing liabilities of 2.84 percent compared to 2.88 percent for the comparable group, 2.50 percent for all thrifts, 3.03 percent for Midwest thrifts and 2.61 percent for Illinois thrifts. The Association's similar yield on interest-earning assets and slightly lower interest cost resulted in a net interest spread of 3.20 percent, which was slightly higher than the comparable group at 3.15 percent, modestly higher than all thrifts at 3.02 percent, and moderately higher than Midwest thrifts at 2.74 percent and Illinois thrifts at 2.92 percent. First Federal generated a net interest margin of 3.62 percent for the twelve months ended December 31, 2003, based its ratio of net interest income to average interest-earning assets, which was moderately higher than the comparable group ratio of 3.40 percent. All thrifts averaged a lower 3.19 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 2.92 percent and Illinois thrifts at 3.05 percent.

First Federal's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 44. The Association made a $30,000 provision for loan losses during the twelve months ended December 31, 2003, equal to 0.03 percent of average assets. The comparable group indicated a provision representing 0.19 percent of assets, with all thrifts at 0.18 percent, Midwest thrifts at 0.20 percent and Illinois thrifts at 0.08 percent.

Analysis of Financial Performance (cont.)

The Association's noninterest income was a negative $29,000 or (0.02) percent of average assets for the twelve months ended December 31, 2003, including $47,777 in losses on the sale of securities. Such a negative ratio of noninterest income to average assets was significantly different from the comparable group, which had a positive ratio of 0.64 percent, as did all thrifts at 1.39 percent, Midwest thrifts at 1.60 percent and Illinois thrifts at 0.88 percent. For the twelve months ended December 31, 2003, First Federal's operating expense ratio was 1.30 percent of average assets, which was lower than the comparable group at 2.21 percent and lower than all thrifts at 2.33 percent, Midwest thrifts at 2.41 percent and Illinois thrifts at 1.97 percent.

The overall impact of First Federal's income and expense ratios is reflected in the Association's net income and return on assets. For the twelve months ended December 31, 2003, the Association had an identical net and core ROAA of 1.37 percent. For its most recent four quarters, the comparable group had a lower net and core ROAA of 1.04 percent and 1.03 percent, respectively. All publicly-traded thrifts averaged a similar net ROAA of 1.31 percent and a lower 1.10 percent core ROAA, as did Midwest thrifts and Illinois thrifts also at 1.10 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of First Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Association, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the level of non-interest expenses.

As discussed earlier, the Association's historical business model has focused on increasing its net interest income and net income; maintaining its low ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby improving its sensitivity measure and its overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and continuing to monitor its lower than average overhead expenses. In the future, the Association will focus on maintaining and strengthening its net interest spread and net interest margin; increasing its lower non-interest income; increasing the amount and consistency of its net income; maintaining its higher return on assets; and maintaining its low balances of nonperforming and classified assets; increasing its ratio of interest sensitive assets relative to interest sensitive liabilities, and maintaining its lower overhead expenses.

Earnings are generally related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Association was an active originator of mortgage loans, including construction loans, and a modest originator of non-mortgage loans in 2000, 2001, 2002 and 2003. First Federal was not a seller or purchaser of loans during those periods and retained the loans it originated, including adjustable-rate and fixed-rate residential loans.

From December 31, 2000, to December 31, 2003, net loans receivable increased by $14.9 million from $86.3 million to $101.2 million, representing an average annual increase of $5.0 million or 7.0 percent. During that period, the greatest loan category increase was in single family residential real estate loans, followed by nonresidential and land loans. All other categories indicated modest to moderate increases or decreases during that periods.

The impact of First Federal's primary lending efforts has been to generate a yield on average interest-earning assets of 6.04 percent for the twelve months ended December 31, 2003, compared to a virtually identical 6.03 percent for the comparable group, a moderately lower 5.52 percent for all thrifts and 5.78 percent for Midwest thrifts. The Association's ratio of interest income to average assets was 5.95 percent for the twelve months ended December 31, 2003, which was moderately higher than the comparable group at 5.73 percent, and more notably higher than all thrifts at 5.02 percent and Midwest thrifts at 5.39 percent.

First Federal's 2.84 percent cost of interest-bearing liabilities for the twelve months ended December 31, 2003, was similar to the comparable group at 2.88 percent, lower than Midwest thrifts at 3.03 percent and moderately higher than all thrifts at 2.50 percent. The Association's resulting net interest spread of 3.20 percent for the twelve months ended December 31, 2003, was slightly higher than the comparable group at 3.15 percent, modestly higher than all thrifts at 3.02 percent and moderately higher than Midwest thrifts at 2.74. The Association's net interest margin of 3.62 percent, based on average interest-earning assets for the twelve months ended December 31, 2003, was higher than the comparable group at 3.40 percent, all thrifts at 3.19 percent and Midwest thrifts at 2.92 percent.

The Association's ratio of noninterest income to assets was (0.02) percent for the twelve months ended December 31, 2003, reflecting its loss of $45,777 on the sale of securities, partially offset by other noninterest income of $16,715. First Federal's retention rather than sale of its originated fixed-rate residential mortgage loans eliminated meaningful gains realized by other institutions in recent periods generated by both refinancing and new originations. That (0.02) percent ratio of noninterest income to assets was significantly lower than the comparable group at 0.64 percent, all thrifts at 1.39 percent and Midwest thrifts at 1.60 percent. The Association's operating expenses were considerably lower than the comparable group, all thrifts and Midwest thrifts. For the twelve months ended December 31, 2003, First Federal had an operating expenses to assets ratio of 1.30 percent compared to 2.21 percent for the comparable group, 2.33 percent for all thrifts and 2.41 percent for Midwest thrifts.

For the twelve months ended December 31, 2003, First Federal generated significantly lower noninterest income and noninterest expenses, and a moderately higher net interest margin relative to its comparable group. As a result, the Association's net income was significantly higher than the comparable group based on the comparable group's net and core income for the twelve months ended December 31, 2003. Based on identical net and core earnings, the Association had a return on average assets of 1.37 percent in 2003, 1.53 percent in 2002, 0.93 percent in 2001 and 0.92 percent in 2000 for a four year average ROAA of 1.19 percent. For the twelve months ended December 31, 2003, the comparable group had a lower core ROAA of 1.03 percent, while all thrifts indicated a slightly higher 1.10 percent. The comparable group had a net ROAA of 1.04 percent for the twelve months ended December 31, 2003, with all thrifts at 1.31 percent and Midwest thrifts at 1.18 percent.

Earnings Performance (cont.)

The future earnings stream and net earnings of First Federal will continue to be dependent on both the overall trends in interest rates and also on the consistency, reliability and variation of its noninterest income and overhead expenses. Net of gains and losses, noninterest income indicated considerable fluctuation during the last four years and overhead expenses, generally constant in 2000 and 2001, indicated moderate increases in 2002 and 2003, although remaining much lower than comparable group, industry and regional averages. The Association's net interest margin, moderately higher than the comparable group and more significantly higher than national and regional averages, has primarily been the result of its retention of fixed-rate residential mortgage loans and its higher ratio of interest-earning assets to interest-bearing liabilities. First Federal's cost of interest-bearing liabilities is likely to experience modest increases during the next few years, as short term rates increase from their record lows in 2003 and 2004 to date. Some upward pressure on lending rates is also anticipated, but First Federal's composite yield on interest-earning assets is likely to increase only modestly based on the mix and repricing interval of the Association's loan portfolio with its growing share of fixed-rate loans. Considering the Association's market area, it is also likely that competition from both financial institutions and mortgage companies will limit the Association's ability to significantly increase rates on individual mortgage and non-mortgage loan products. First Federal's success in achieving its objective to maintain its overall net interest spread and net interest margin will relate to its ability to increase its lower costing savings and higher yielding nonresidential mortgage loans, rather than by significant rate changes on its loan and savings products. During the next few years, the maintenance of the Association's net interest spread and net interest margin will be dependent on First Federal's marketing and cross-selling capability, as well as the demographic and economic characteristics and trends in its market area.

It is also recognized that First Federal's current ROAA, higher than that of its comparable group, has increased significantly since December 31, 2001, reaching its highest point of 1.53 percent at December 31, 2002, and declining 10.5 percent to 1.37 percent at December 31, 2003. Following conversion, it is anticipated that the Association's higher equity to assets ratio will result in decreases in ROAE until conversion proceeds can be deployed into higher yielding loans.

In recognition of the foregoing earnings related factors, with consideration to First Federal's current performance measures and trends, an upward adjustment has been made to First Federal's pro forma market value for earnings performance.

MARKET AREA

First Federal's primary market area for retail deposits and loans consists of Madison County and a portion of Macoupin County, Illinois, including the city of Edwardsville. As discussed in Section II, since 1990, Edwardsville has experienced strong increases in population and households since 1990, although the increases in Madison and Macoupin Counties have been very modest and much smaller than in Illinois and the United States. The 2002 unemployment rate in the Association's market area was 5.9 percent in Macoupin County and 6.0 percent in Madison County, compared to 6.5 percent in Illinois and a lower 5.8 percent in the United States. Through December, 2003, the unemployment rate increased to 6.6 percent in Macoupin County and decreased to 5.7 percent in Madison County, compared to 6.3 percent in Illinois and 5.4 percent in the United States.

Per capita income and median household income in Macoupin and Madison Counties have historically been and remain lower than state and national averages and modestly lower than the comparable group, reflecting the market area's similar to higher unemployment rate. It should be noted, however, that from 1990 to 2000, per capita and median household income in Edwardsville have increased to levels higher than either of the two counties, Illinois and the United States. The median housing values in the Macoupin and Madison Counties is significantly lower than Illinois and the United States, with Edwardsville's median housing value being higher than the two county values, but still approximately 20 percent lower than Illinois and the United States.

First Federal's market area is both suburban and rural, with the services sector representing the primary source of employment, followed closely by the wholesale/retail and the manufacturing sectors. The level of financial competition First Federal's market area is strong, with commercial banks holding a majority of deposits. Although First Federal has a strong 28.9 percent penetration of thrift deposits, it nevertheless has a small 2.7 percent share of total deposits. The Association experienced net increases in deposits in each of its most recent four calendar years, as deposits and interest credited exceeded withdrawals, and its average annual deposit growth rate of was lower than the comparable group.

In recognition of the foregoing factors, including deposit potential in a generally stagnant market, we believe that a downward adjustment is warranted for the Association's market area.

FINANCIAL CONDITION

The financial condition of First Federal is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 40, 41 and 42. The Association's ratio of total equity to total assets was 15.47 percent at December 31, 2003, which was moderately higher than the comparable group at 10.28 percent, and considerably higher than all thrifts at 7.99 percent and Midwest thrifts at 9.02 percent. With a conversion at the midpoint, the Corporation's pro forma equity to assets ratio will increase to approximately 24.5 percent, and the Association's pro forma equity to assets ratio will increase to approximately 19.7 percent.

The Association's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Association's 80.95 percent ratio of deposits to total assets was significantly higher than the comparable group at 71.41 percent, all thrifts at 58.41 percent and

Midwest thrifts at 63.54 percent. Those variations are directly related to First Federal's 3.31 percent ratio of borrowed funds to assets, which was also lower than the comparable group at 17.52 percent, all thrifts at 29.76 percent and Midwest thrifts at 24.06 percent.

First Federal had a higher 83.61 percent ratio of net loans to total assets at December 31, 2003, compared to the comparable group at 74.66 percent, although the Association's share of net loans was more significantly higher than all thrifts at 66.87 percent. The Association's 10.33 percent share of cash and investments was lower than the comparable group at 14.69 percent and also lower than all thrifts at 15.73 percent and Midwest thrifts at 15.69 percent. First Federal's 5.53 percent ratio of mortgage-backed securities to total assets was similar to the comparable group at 6.33 percent, but considerably lower than all thrifts at 13.00 percent and moderately lower than Midwest thrifts at 8.25 percent.

First Federal was absent intangible assets at December 31, 2003, compared to a similar 0.55 percent for the comparable group, 0.49 percent for all thrifts and 0.38 for Midwest thrifts. The Association was also absent repossessed assets at December 31, 2003, compared to the comparable group at 0.10 percent, while all thrifts and Midwest thrifts had higher ratios of 0.12 percent and 0.17 percent, respectively. The financial condition of First Federal is influenced by its nonperforming assets of $140,000 or 0.12 percent of assets at December 31, 2003, compared to a much higher 0.75 percent for the comparable group, 0.74 percent for all thrifts and 1.00 percent for Midwest thrifts. It should be recognized that the Association's dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets at December 31, 2003, has been generally constant since December 31, 1999. First Federal's ratio of nonperforming assets to total assets was 0.16 percent, 0.12 percent, 0.19 percent and 0.10 percent at December 31, 1999, 2000, 2001 and 2002, respectively.

The Association had a lower 8.95 percent ratio of high risk real estate loans to assets compared to 19.43 percent for the comparable group, and the Association's share was also lower than all thrifts at 19.85 percent. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At December 31, 2003, First Federal had $429,000 of allowances for loan losses, which represented 0.35 percent of assets and 0.41 percent of total loans. Those ratios are lower than the comparable group, which indicated allowances equal to 0.73 percent of assets and 1.00 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. First Federal's $429,000 of allowances for loan losses, represented a significantly higher 306.47 percent of nonperforming assets at December 31, 2003, compared to the comparable group's 153.54 percent, with all thrifts at 155.28 percent and Midwest thrifts at 100.66 percent. First Federal's had no net charge-offs in 2003, while the comparable group had a 0.16 percent ratio of net charge-offs to average total loans and a 299.67 percent ratio of provisions for loan losses to net charge-offs. Relative to the comparable group, those ratios are reflective of the Association's maintenance of a lower ratio of reserves to loans and a higher ratio of reserves to nonperforming assets in anticipation of lower charge-offs in future years.

Historically, First Federal has experienced moderate levels of interest rate risk, as reflected by the exposure of its net portfolio value to negative changes under conditions of rising interest rates, related to Association's retention of fixed-rate residential mortgage loans. Although it is still focused on originating fixed-rate loans, First Federal has significantly reduced its interest rate risk by originating adjustable-rate loans and maintaining a higher ratio of equity to assets.

Overall, with particular consideration to the Association's asset quality, reserves, coverage, interest rate risk and shares of loans and deposits relative to the comparable group, we believe that a small upward adjustment is warranted for First Federal's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent four calendar years, First Federal has been characterized by lower than average rates of growth in assets, loans and deposits. The Association's average annual asset growth rate from 2000 to 2003, was 6.8 percent, compared to a higher 7.8 percent for the comparable group, 11.3 percent for all thrifts and 8.0 percent for Midwest thrifts. The Association's lower asset growth rate is reflective primarily of its smaller than average increase in loans during that four year period . The Association's loan portfolio indicates an average annual increase of 6.5 percent from 2000 to 2003, compared to average growth rates of 8.6 percent for the comparable group, 11.3 percent for all thrifts and 7.5 percent for Midwest thrifts.

First Federal's deposits indicate an average annual increase of 5.5 percent from December 31, 1999, to December 31, 2003. Annual deposit growth has been from a low of 1.9 percent in 2003 to a high of 12.6 percent in 2001, compared to average growth rates of 8.6 percent for the comparable group, 11.7 percent for all thrifts and 8.3 percent for Midwest thrifts. Notwithstanding its lower rate of deposit growth, the Association has not had any borrowed funds from December 31, 1999, compared to the comparable group's 17.52 percent ratio of borrowed funds to assets at December 31, 2003.

The Association's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to continue its loan origination activity. With the exception of the City of Edwardsville, First Federal's primary market area has experienced a very modest increase rise in population and households between 1990 and 2000 and those increases are projected to continue at rates lower than state and national rates through 2008. The Association's primary market area also indicates 2000 per capita income and median household income lower than Illinois and the United States. In 2000, housing values in First Federal's market area were also lower than both Illinois and the United States.

Asset, Loan and Deposit Growth (cont.)

The Association's historical dependence on its current primary market area could result in lower asset growth in the future as a result of its competitive operating environment in a market area with very modest growth in population and households, projected to remain lower than state and national levels and growth in the future. First Federal's projections indicate deposit shrinkage in 2004, reflecting the outflow of deposits to purchase stock, followed by a generally flat trend in 2005 and 2006. Total portfolio loans are projected to experience moderate growth in 2004, as conversion proceed are deployed in the second half of the year, with cash and investments remaining constant. First Federal's competitive operating environment, together with its projected lack of deposit growth during the next few years, combined with only moderate loan growth, should result in the continuation of lower asset and deposit growth for the Association relative to the comparable group.

Based on the foregoing factors, we have concluded that a downward adjustment to the Association's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation intends to pay an annual cash dividend of between $0.20 and $0.28 per share following the completion of its stock offering. Such a dividend results in a yield ranging from 2.0 percent to 2.8 percent, based on the total number of shares outstanding following the conversion and the offering price per share of $10.00. Based on the pro forma earnings per share at the midpoint of the valuation range opined in this report, the corresponding payout ratio of a $0.24 dividend, the mean of the range, is 49.90 percent. The actual payment of cash dividends by the Corporation will be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 2.38 percent and a payout ratio of 32.52 percent.

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2003, investors' interest in new issues was generally positive and subscription levels were consistently high, although a few issues received a less than strong reaction from the marketplace. Overall, although the reaction of IPO investors appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry, the smaller number of offerings appears to have concentrated greater subscription activity beyond the stronger institutions.

First Federal will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.0 million or 6.0 percent of the stock offered to the public based on the appraised midpoint valuation. The Association will form an ESOP, which plans to purchase 5.0 percent of the total shares issued to the public in the current offering. Additionally, the Prospectus restricts to 15,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person, and to 25,000 shares by persons and associates acting in concert.

The Association has secured the services of Keefe, Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that no adjustment is warranted for the Association's anticipated subscription interest.

LIQUIDITY OF THE STOCK

First Federal will offer its shares through a subscription offering and, if required, a subsequent community offerings with the assistance of KBW. First Federal will pursue at least two market makers for the stock.

The Association's proposed market capitalization pursuant to its public offering and shares to be issued at the midpoint of the valuation range is 53.8 percent smaller than the average of the comparable group, 87.7 percent smaller than publicly-traded thrifts in Illinois, and only about 2.9 percent the size of all publicly-traded thrifts. We have concluded, therefore, that a downward adjustment to the pro forma market value is warranted at this time relative to the liquidity of the stock.

MANAGEMENT

Larry W. Moseby has been chief executive officer of First Federal since 1984 and president since 1996. Mr. Moseby was first elected a director of the Association in 1990 and has been a director of First Federal Financial Services, Inc. since its formation in 2001. Mr. Moseby is currently also the president and chief executive officer of First Federal Financial Services, Inc. Donald Engelke has been employed by the Association since 1985 and has been vice president, treasurer and chief financial officer since 1994. Mr. Engelke has been vice president and chief financial officer of First Federal Financial Services, Inc. since its formation in 1991 and has been a director of the Association and First Federal Financial Services, Inc. since 2003.

Since 2002, the management of First Federal have been successful in increasing the Association's loan portfolio, maintaining a higher ratio of loans to deposits, strengthening the Association's its net interest margin and ROAA, maintaining a much lower than average level of nonperforming assets, and increasing its ratio of equity to assets. The Association's asset, loan and deposit growth have, however, lagged the comparable group and industry averages in a competitive operating environment. First Federal's operating expenses have been and continue to be significantly lower than the comparable group and industry averages, contributing to the Association's efficiency ratio being much more favorable than the comparable group and industry averages.

Overall, we believe the Association to be professionally, knowledgeably and efficiently managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to prevail in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to thrift charters and the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

We believe that a new issue discount applied to the price to book valuation approach continues and is considered to be reasonable and necessary in the pro forma valuation of the

Corporation. We have made a downward adjustment to the Corporation's pro forma market value in recognition of the new issue discount

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to earnings methods.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value". Inasmuch as the ownership of First Federal will remain in the mutual holding company form, the public offering of the Corporation will be based on the sale to the public of shares aggregating 45 percent of the of the fully converted pro forma market value of the Corporation at each of the valuation ranges defined in this report. Consequently, the fewer number of shares offered to the public and the lower proceeds resulting from that offering will result in actual pricing ratios considerably higher than those determined in this fully converted valuation of the Corporation where higher proceeds are assumed; and it should be noted that such higher pricing ratios, presented in detail in the offering prospectus, are pertinent to the prospective minority shareholders and their evaluation of the offering.

In applying each of the valuation methods, consideration was given to the adjustments to the Association's pro forma market value discussed in Section V. Downward adjustments were made for the Association's market area, asset, loan and deposit growth, the liquidity of the stock and the marketing of the issue. Upward adjustments were made for the Association's earnings performance and financial condition. No adjustments were made for the Association's dividend payments, subscription interest and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. As noted previously, however, in the case of an initial mutual holding company minority offering where a majority of the shares will not be held by the public, the application of the prescribed formulary computation to the notional sale of all the shares based on the full valuation of the institution necessarily returns higher book value per share and a lower price to book value ratio than is reflective of the actual number of shares to be owned by the public and the proceeds generated by such a smaller offering. In most instances, nevertheless, such a value remains below current comparable market values.

Exhibit 48 shows the average and median price to book value ratios for the comparable group which were 136.97 percent and 138.55 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 108.83 percent (Park Bancorp) to a high of 156.35 percent (CKF Bancorp, Inc.). The comparable group had moderately higher average and median price to tangible book value ratios of 145.77 percent and 150.19 percent, respectively, with the range of 108.83 percent to a higher 176.02 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 116.68 percent to a high of 151.60; and the comparable group's price to tangible book value range also narrowed modestly from a low of 116.58 percent to a high of 168.70.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 69.16 percent and a price to tangible book value ratio of 69.11 percent at the midpoint. The price to book value ratio increases from 65.18 percent at the minimum to 75.37 percent at the super maximum, while the price to tangible book value ratio increases from 65.19 percent at the minimum to 75.38 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 69.16 percent and 69.11 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 47, are influenced by the Association's capitalization and local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 34.01 percent compared to 10.28 percent for the comparable group. Based on the price to book value ratio and the Association's total equity of $18,719,000 at December 31, 2003, the indicated fully converted pro forma market value of the Association using this approach is $37,111,015 at the midpoint (reference Exhibit 47).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, First Federal's after tax net earnings for the twelve months ended December 31, 2003, were $1,613,000, which also represents the Association's core earnings for that period. To opine the pro forma market value of the Corporation by using the price to earnings method, we applied that earnings base of $1,613,000 in the context of core earnings.

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 14.61, while the median was 14.65. The average price to net earnings multiple was a similar 14.57 and the median multiple was 14.32. The comparable group's price to core earnings multiple was lower than the 22.42 average multiple for all publicly-traded, FDIC-insured thrifts and also lower than their median of 17.98. The range in the price to core earnings multiple for the comparable group was from a low of 11.06 (North Central Bancshares, Inc.) to a high of 18.04 (First Federal Bancorp, Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 12.88 to a high of 17.68 times earnings for eight of the ten institutions in the group, indicating a very slight narrowing of the range.

Price to Earnings Method (cont.)

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a fully converted price to core earnings multiple of 20.75 at the midpoint, based on First Federal's core earnings of $1,613,000 for twelve months ended December 31, 2003.

Based on the Association's core earnings base of $1,613,000 (reference Exhibit 47), the fully converted pro forma market value of the Corporation using the price to earnings method is $36,924,810 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Further, once again as previously noted, the prescribed formulary computation of fully converted pro forma value does not recognize the lower pro forma asset base resulting from small offering proceeds.

Exhibit 48 indicates that the average price to assets ratio for the comparable group was 14.19 percent and the median was 13.40 percent. The range in the price to assets ratios for the comparable group varied from a low of 11.79 percent (LSB Financial Corp.) to a high of 20.05 percent (United Tennessee Bancshares). The range narrows modestly with the elimination of the two extremes in the group to a low of 11.86 percent and a high of 16.49 percent.

Price to Assets Method (cont.)

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 23.53 percent at the midpoint, which ranges from a low of 20.72 percent at the minimum to 28.93 percent at the super maximum.

Based on the Association's December 31, 2003, asset base of $120,971,000, the indicated pro forma market value of the Corporation using the price to assets method is $37,016,245 at the midpoint (reference Exhibit 47).

VALUATION CONCLUSION

Exhibit 53 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the full converted valuation approaches. At the midpoint value, the fully converted price to book value ratio of 69.16 percent for the Corporation represents a discount of 49.51 percent relative to the comparable group and decreases to 44.98 percent at the super maximum. As presented Exhibits 49 through 52 of this report and as further detailed in the offering prospectus, however, recognizing the lower actual proceeds to be realized by the offering to the public of only 45 percent of the pro forma fully converted shares, the Corporation's pro forma book value and pro forma book value per share will be significantly lower and its corresponding price to book value ratio will be higher at the offering price of $10.00 per share. Specifically, the sale to the public of 45 percent of the shares, with the remaining 55 percent of the shares retained by the Corporation, results in a price to book value ratio of 101.94 percent, 111.86 percent, 120.34 percent and 129.03 percent at the minimum, midpoint, maximum and adjusted maximum of the actual offering range, respectively. Those ratios represent discounts relative to the average of the comparable group of 25.57 percent, 18.33 percent, 12.14 percent and 5.80 percent at the minimum, midpoint, maximum and adjusted maximum of the actual offering range, respectively.

The price to core earnings multiple of 20.75 for the Corporation at the midpoint value indicates a premium of 42.45 percent, increasing to a premium of 83.06 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 65.84 percent, increasing to a premium of 87.98 percent at the super maximum.

It is our opinion that as of February 27, 2004, the fully converted pro forma market value of the Corporation, is $37,000,000 at the midpoint, representing 3,700,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $31,450,000 or 3,145,000 shares at $10.00 per share to a maximum of $42,550,000 or 4,255,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $48,932,500 or 4,893,250 shares at $10.00 per share (reference Exhibits 49 to 52).

The fully converted pro forma appraised value of First Federal Financial Services, Inc. as of February 27, 2004, is $37,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

FIRST FEDERAL FINANCIAL SERVICES, INC. AND SUBSIDIARY
EDWARDSVILLE, ILLINOIS

Consolidated Balance Sheet
At December 31, 2003

	At December 31, 2003
ASSETS	
Cash and due from banks	$ 1,343,860
Federal funds sold	800,000
Total cash and cash equivalents	2,143,860
Interest-bearing time deposits	500,000
Securities available-for-sale	9,856,218
Securities held-to-maturity (fair value of $665,577)	668,602
Federal Home Loan Bank stock	5,401,700
Loans, net of allowance for loan losses of $428,700	101,144,595
Property and equipment	873,029
Accrued interest receivable	299,587
Other assets	83,216
Total Assets	$ 120,970,807
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Deposits:	
Savings	$ 27,386,692
Time, $100,000 and over	9,659,495
Other time	60,885,145
Total Deposits	97,931,332
Advances from Federal Home Loan Bank	4,000,000
Accrued interest payable	13,243
Other liabilities	307,506
Total liabilities	102,252,081
STOCKHOLDERS' EQUITY	
Preferred stock, $.10 par value, 1,000,000 shares authorized no shares issued	--
Common stock, $.10 par value, 10,000,000 shares authorized, 100 shares issued and outstanding	10
Surplus	4,990
Retained earnings	18,705,730
Accumulated other comprehensive income	7,996
Total stockholders' equity	18,718,726
Total liabilities and stockholders' equity	$ 120,970,807

Source: First Federal Financial Services, Inc.'s audited financial statement

EXHIBIT 2

FIRST FEDERAL FINANCIAL SERVICES, INC. AND SUBSIDIARIES
EDWARDSVILLE, ILLINOIS

Consolidated Statements of Financial Condition
December 31, 1999 through 2002

	December 31,			
	2002	2001	2000	1999
ASSETS				
Cash	$ 369,844	$ 317,783	$ 443,584	$ 920,258
Federal funds sold	3,900,000	4,500,000	1,000,000	3,400,000
Investment securities held-to-maturity, fair value approximates $70,546 and $95,001 for 2000 and 1999, respectively	--	--	70,000	95,000
Investment securities available-for-sale at fair value, amortized cost of $15,182,864, $11,496,768, $6,421,971 and $7,976,662, for 2002, 2001, 2000 and 1999, respectively	15,337,040	11,427,419	6,299,773	7,645,331
Loans receivable, net	91,696,595	89,043,414	86,224,117	78,808,742
Mortgage-backed certificates held-to-maturity, fair value approximates $109,349, $144,858, $187,008 and $257,328, for 2002, 2001, 2000 and 1999, respectively	100,028	135,399	179,708	245,779
Office property and equipment, at cost, less accumulated depreciation	907,721	949,562	986,006	1,035,263
Federal Home Loan Bank stock	884,000	839,700	784,400	715,800
Accrued interest receivable	308,180	211,044	118,969	137,170
Other assets	146,413	90,530	120,276	40,774
Total assets	$ 113,649,821	$ 107,514,851	$ 96,226,833	$ 93,044,117
LIABILITIES AND NET WORTH				
LIABILITIES				
Savings deposits	$ 96,059,627	$ 91,778,300	$ 81,541,516	$ 79,435,017
Income taxes payable	46,628	34,064	--	20,507
Accrued interest on savings deposits	12,662	13,110	23,420	12,111
Accrued interest on borrowed funds	--	--	3,668	--
Advances from borrowers for taxes and insurance	9,514	3,202	12,538	10,216
Accounts payable and accrued expenses	280,126	221,243	184,417	158,162
Deferred income taxes payable	46,292	82,206	54,175	--
Total liabilities	96,454,849	92,132,125	81,819,734	79,636,013
NET WORTH				
Retained earnings - substantially restricted	17,100,522	15,425,210	14,481,959	13,611,081
Accumulated other comprehensive income (loss)	94,450	(42,484)	(74,860)	(202,977)
Total net worth	17,194,972	15,382,726	14,407,099	13,408,104
Total liabilities and net worth	$ 113,649,821	$ 107,514,851	$ 96,226,833	$ 93,044,117

Source: First Federal Financial Services, Inc's audited financial statements

EXHIBIT 3

FIRST FEDERAL FINANCIAL SERVICES, INC. AND SUBSIDIARY
EDWARDSVILLE, ILLINOIS

Consolidated Statement of Income
For the Year Ended December 31, 2003

	Year ended December 31, 2003
INTEREST INCOME	
Interest and fees on loans	$ 6,097,867
Securities:	
Taxable interest income	520,735
Nontaxable interest income	9,262
Dividends	337,229
Interest-bearing deposits	42,145
Total interest income	7,007,238
INTEREST EXPENSE	
Deposits	2,797,470
Advances from Federal Home Loan Bank	14,935
Total interest expense	2,812,405
Net interest income	4,194,833
Provision for loan losses	30,000
Net interest income after provision for loan losses	4,164,833
OTHER INCOME	
(Loss) on sale of securities available-for-sale	(45,777)
Other	16,715
Total other income	(29,062)
OTHER EXPENSES	
Compensation and employee benefits	783,682
Occupancy expense	95,399
Data processing services	61,318
Advertising	38,243
Director fees	126,650
Charitable contributions	218,625
Other	203,691
Total other expenses	1,527,608
Income before income taxes	2,608,163
Income taxes	995,446
Net income	$ 1,612,717

Source: First Federal Financial Services, Inc.'s audited financial statement

EXHIBIT 4

FIRST FEDERAL FINANCIAL SERVICES, INC. AND SUBSIDIARIES
EDWARDSVILLE, ILLINOIS

Consolidated Statements of Operations
Years Ended December 31, 1999 through 2002

	Year ended December 31,			
	2002	2001	2000	1999
INTEREST INCOME				
Interest on loans				
Mortgage loans	$ 6,419,501	$ 6,478,331	$ 6,165,163	$ 5,593,434
Loan fees earned	51,134	48,613	31,228	39,207
Mortgage-backed certificates	10,567	14,158	18,354	26,556
Property improvement loans	2,291	3,585	2,733	1,701
Education loans	42	367	335	875
Savings deposit loans	1,961	7,751	6,308	5,692
Consumer loans	42,979	55,069	39,493	30,613
Total interest on loans	6,528,475	6,607,874	6,263,614	5,698,078
Interest on investments	514,921	443,985	419,006	683,647
Dividends on stock	139,958	122,635	134,290	117,891
Total interest and dividends	7,183,354	7,174,494	6,816,910	6,499,616
INTEREST EXPENSE	3,534,824	4,647,481	4,402,574	3,936,169
Net interest income	3,648,530	2,527,013	2,414,336	2,563,447
Provision for loan losses	--	11,000	--	--
Net interest income after provision for loan losses	3,648,530	2,516,013	2,414,336	2,563,447
OTHER INCOME	227,556	153,572	49,240	67,700
OPERATING EXPENSE	1,445,419	1,134,713	1,068,921	1,062,546
Income before income taxes	2,430,667	1,534,872	1,394,655	1,568,601
Provision for federal and state income taxes	755,355	591,621	523,777	590,302
Net income	$ 1,675,312	$ 943,251	$ 870,878	$ 978,299

Source: First Federal Financial Services, Inc.'s audited financial statements

EXHIBIT 5

Selected Financial Information
At December 31, 2002 and 2003

	At December 31,	
	2003	2002
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 120,971	$ 113,649
Loans, net	101,145	91,695
Securities available-for-sale	9,856	10,837
Securities held-to-maturity	669	100
Federal Home Loan Bank stock	5,402	4,884
Deposits	97,931	96,063
Borrowings	4,000	--
Equity	18,719	17,192

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 2002 and 2003

	Years Ended December 31,	
	2003	2002
	(In thousands)	
Selected Operations Data:		
Interest and dividend income	$ 7,007	$ 7,390
Interest expense	2,812	3,535
Net interest income	4,195	3,855
Provision for loan losses	30	–
Net interest income after provision for loan losses	4,165	3,855
Noninterest income	(29)	11
Noninterest expense	1,528	1,433
Income before income tax expense	2,608	2,433
Income tax expense	995	756
Net income	$ 1,613	$ 1,677

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 7

Normalized Earnings Trends
For the Fiscal Years Ended December 31, 2002 and 2003

	Years ended December 31, 2003	Years ended December 31, 2002
	(In Thousands)	
Net income before taxes	$ 2,608	$ 2,433
Expense adjustments	--	--
Income adjustments		
Loss on sale of securities	45	--
Normalized earnings before taxes	2,653	2,433
Taxes	1,013 [1]	756
Normalized earnings after taxes	$ 1,640	$ 1,677

[1] Based on tax rate of 38.2 percent.

Source: First Federal Financial Services, Inc.'s audited financial statements

EXHIBIT 8

Performance Indicators
For the Years Ended December 31, 2002 and 2003

	Years Ended December 31, 2003	Years Ended December 31, 2002
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on assets (ratio of net income to average total assets)	1.37%	1.53%
Return on equity (ratio on net income to average equity)	8.91%	10.33%
Average interest rate spread [(1)]	3.20%	3.02%
Net interest margin [(2)]	3.56%	3.51%
Efficiency ratio[(3)]	36.68%	37.07%
Noninterest expense to average total assets	1.30%	1.30%
Average interest-earning assets to average interest-bearing liabilities	117.21%	116.58%
Asset Quality Ratios:		
Nonperforming assets to total assets	0.12%	0.10%
Nonperforming loans to total loans	0.13%	0.13%
Allowance for loan losses to nonperforming loans	306.43%	335.29%
Allowance for loan losses to total loans	0.41%	0.42%
Capital Ratios:		
Equity to total assets at end of period	15.47%	15.13%
Average equity to average assets	15.37%	14.77%
Tier 1 risk-based ratio [(4)]	29.82%	29.90%

(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(3) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

(4) Tier 1 risk based ratio represents Tier 1 Capital of First Federal divided by its risk-weighted assets as defined in federal regulations on required capital.

Source: *First Federal Financial Services, Inc.'s Prospectus*

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2003 and 2002

	Years Ended December 31, 2003 vs. 2002		
	Increase (Decrease) Due to		
	Volume	Rate	Total Increase (Decrease)
	(in thousands)		
Interest-earning assets:			
Loans	$ 323	$ (951)	$ (628)
Securities available-for-sale	32	(23)	9
Securities held-to-maturity	17	(2)	15
Federal Home Loan Bank stock	232	12	244
Other	(34)	11	(23)
Total interest-earning assets	570	(953)	(383)
Interest-bearing liabilities:			
Savings deposits	22	(42)	(20)
Money market deposits	32	(115)	(83)
Certificates of deposit	125	(760)	(635)
Borrowings	15	--	15
Total interest-bearing liabilities	$ 194	$ (917)	$ (723)
Change in net interest income	$ 376	$ (36)	$ 340

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
At December 31, 2003 and
For the Years Ended December 31, 2002 and 2003

	At December 31, 2003	Years Ended December 31,	
		2003	2002
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:			
Loans	5.93%	6.40%	7.38%
Securities available-for-sale	4.48%	4.20%	4.46%
Securities held-to-maturity	4.98%	4.23%	9.48%
Federal Home Loan Bank stock	7.00%	5.82%	5.20%
Other	1.66%	1.77%	1.55%
Total interest-earning assets	5.78%	6.04%	6.82%
Interest-bearing liabilities:			
Savings deposits	1.25%	1.39%	2.19%
Money market deposits	1.70%	1.74%	2.26%
Certificates of deposit	2.96%	3.29%	4.35%
Borrowings	1.21%	1.18%	0.00%
Total interest-bearing liabilities	2.53%	2.84%	3.80%
Net interest rate spread[1]	3.25%	3.20%	3.02%
Net interest margin [2]	3.69%	3.56%	3.51%
Ratio of interest-earning assets to interest-bearing liabilities	--	117.21%	116.58%

[1] Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

[2] Net interest margin represents net interest income divided by average total interest-earning assets.

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At December 31, 2003

Change in Interest Rates	Net Portfolio Value			NPV as % of Assets	
(Basis Points)	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 13,167	$ (8,466)	(39)%	11.59%	(572)
200	15,942	(5,691)	(26)%	13.59	(372)
100	18,838	(2,796)	(13)%	15.54	(176)
--	21,634	--	--	17.30	--
(100)	22,753	1,119	5%	17.88	58

(1) Expressed in basis points.

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At December 31, 2002 and 2003

	At December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
One- to four-family residential mortgage loans	$ 93,967	89.07%	$ 84,884	89.77%
Multi-family	2,421	2.29%	2,464	2.61%
Nonresidential	8,400	7.96%	6,615	7.00%
Total mortgage loans	104,788		93,963	
Consumer loans	721	0.68%	584	0.62%
Total loans	$ 105,509	100.00%	$ 94,547	100.00%
Less:				
Deferred loan origination fees, net	190		34	
Undisbursed portion of construction loans	3,745		2,419	
Allowance for loan losses	429		399	
Total loans, net	$ 101,145		$ 91,695	

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2003

	One- to Four-family Residential	Multi-family Residential	Nonresidential[2]	Consumer	Total Loans
			(In thousands)		
Due During the Years Ending June 30,					
2004 [1]	$ 156	$ --	$ 1,100	$ 156	$ 1,412
2005 to 2008	2,129	62	480	497	3,168
2009 and beyond	91,682	2,359	6,820	68	100,929
Total	$ 93,967	$ 2,421	$ 8,400	$ 721	$ 105,509

[1] Includes demand loans, loans having no stated repayment schedule or maturity,and overdraft loans.

[2] Includes land acqusition loans.

	Due after December 31, 2004		
	Fixed Rate	Adjustable Rate	Total
		(In thousands)	
One- to four-family residential mortgage loans	$ 78,492	$ 15,319	$ 93,811
Multi-family residential	325	2,096	2,421
Nonresidential	514	6,786	7,300
Total mortgage loans	$ 79,331	$ 24,201	$ 103,532
Consumer loans	565	--	565
Total loans	$ 79,896	$ 24,201	$ 104,097

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 14

Delinquent Loans
At December 31, 2002 and 2003

	Loans Delinquent For					
	60 -89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
At December 31, 2003						
One- to four-family	1	$ 41	3	$ 140	4	$ 181
Multi-family	--	--	--	--	--	--
Nonresidential	--	--	--	--	--	--
Consumer	--	--	--	--	--	--
Total	1	$ 41	3	$ 140	4	$ 181
At December 31, 2002						
One- to four-family	4	$ 148	2	$ 114	6	$ 262
Multi-family	--	--	--	--	--	--
Nonresidential	--	--	--	--	--	--
Consumer	--	--	3	5	3	5
Total	4	$ 148	5	$ 119	9	$ 267

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 15

Nonperforming Assets
At December 31, 2002 and 2003

	At December 31,	
	2003	2002
	(Dollars in thousands)	
Nonaccrual loans:		
One- to four-family	$ --	$ --
Multi-family	--	--
Nonresidential	--	--
Consumer	--	--
Total nonaccrual loans	$ 0	$ 0
Accruing loans delinquent more than 90 days:		
One- to four-family	$ 140	$ 119
Multi-family	--	--
Nonresidential	--	--
Total nonperforming	$ 140	$ 119
Real estate owned:		
One- to four-family	$ --	$ --
Commercial real estate	--	--
Total real estate owned	0	0
Total nonperforming assets	$ 140	$ 119
Ratios:		
Nonperforming loans to total loans	0.13%	0.13%
Nonperforming assets to total assets	0.12%	0.10%

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 16

Classified Assets
At December 31, 2003 and September 30, 2003

	December 31, 2003	September 30, 2003
	(In thousands)	
Classified Assets:		
Substandard	$ 182	$ 190
Doubtful assets	1	8
Loss assets	0	0
Total	$ 183	$ 198

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 17

Allowance for Loan Losses
At or For the Years Ended December 31, 2002 and 2003

	For the years ended June 30, 2003	2002
	(Dollars in thousands)	
Balance at beginning of year	$ 399	$ 399
Charge-offs:		
One- to four-family	--	--
Multi-family	--	--
Nonresidential	--	--
Consumer	--	--
Total charge-offs	0	0
Recoveries:		
One- to four-family	--	--
Multi-family	--	--
Nonresidential	--	--
Consumer	--	--
Total recoveries	0	0
Net (charge-offs) recoveries	0	0
Provision for loan losses	30	--
Balance at end of year	$ 429	$ 399
Ratios:		
Net charge-offs to average loans outstanding	0.00%	0.00%
Allowance for loan losses to nonperforming loans	306.43	335.29
Allowance for loans losses to total loans	0.41	0.42

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 18

Investment Portfolio Composition
At December 31, 2002 and 2003

	At December 31,			
	2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Available-for-Sale				
Investment securities:				
Federal agency obligations	$ 6,423	$ 6,452	$ 6,464	$ 6,649
Corporate debt securities	3,355	3,338	1,761	1,766
State and municipal securities	65	66	1,125	1,133
Equity securities	--	--	1,333	1,289
Total investment securities available-for-sale	$ 9,843	$ 9,856	$ 10,683	$ 10,837
Held-to-Maturity				
Mortgage-backed securities:				
Pass-through securities:				
Ginnie Mae	$ 69	$ 73	$ 100	$ 109
Freddie Mac	600	593	--	--
Total mortgage-backed securities held-to-maturity	$ 669	$ 666	$ 100	$ 109

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 19

Mix of Deposits
Years Ended December 31, 2002 and 2003

	At December 31,			
	2003		2002	
	Average Balance	Percent	Average Balance	Percent
	(Dollars in thousands)			
Deposit type:				
Savings deposits	$ 4,520	4.62%	$ 3,792	4.08%
Money market deposits	21,639	22.14%	20,351	21.89%
	26,159	26.76%	24,143	25.97%
Certificates of deposit	71,578	73.24%	68,829	74.03%
Total deposits	$ 97,737	100.00%	$ 92,972	100.00%

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 20

Certificates of Deposit by Maturity
At December 31, 2003

	At December 31, 2003					
	Period to Maturity					
	Less Than One Year	One to Two Years	Two to Three Years	More Than Three Years	Total	Percent of Total
	(In thousands)					
Interest Rate Range:						
2.00% and below	$ 12,173	$ 4,102	$ --	$ --	$ 16,275	23.07%
2.01% to 3.00%	23,192	2,345	3,294	208	29,039	41.16%
3.01% to 4.00%	2,071	1,809	1,162	8,961	14,003	19.85%
4.01% to 5.00%	592	1,242	959	2,322	5,115	7.25%
5.01% to 6.00%	673	679	16	4,122	5,490	7.78%
6.01% and above	532	91	--	--	623	0.88%
Total	$ 39,233	$ 10,268	$ 5,431	$ 15,613	$ 70,545	100.00%

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 21

Borrowed Funds Activity
At December 31, 2002 and 2003

	At or For the Years Ended December 31,	
	2003	2002
	(Dollars in thousands)	
Balance at end of period	$ 4,000	$ --
Average balance during period	1,269	--
Maximum outstanding at any month end	4,000	--
Weighted average interest rate at end of period	1.21%	--
Average interest rate during period	1.18%	--

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 22

OFFICE OF FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION
EDWARDSVILLE, ILLINOIS
as of December 31, 2003

Location	Owned or Leased	Year Acquired or Leased	Net Book Value of Real Property
Main Office			
300 St. Louis Street			
Edwardsville, Illinois 62025	Owned	1964	$ 829

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 23

DIRECTORS AND MANAGEMENT OF THE ASSOCIATION
At December 31, 2003

Name	Position(s) Held with the Bank	Age [(1)]	Director Since[(2)]
Larry W. Mosby	President, Chief Executive Officer	62	1990
Nina Baird	Director	76	1984
Harry Gallatin	Director	76	1980
Donald Engleke	Vice President and Chief Financial Officer	40	2003
Joseph Helms	Chairman of the Board	66	1972
Dean Pletcher	Director	69	1980
Robert Richards	Director	79	1966
Joseph Stevens	Director	57	1990

[(1)] At December 31, 2003
[(2)] All directors were appointed to the Board of Directors of First Federal Financial Services, Inc. upon its formation in January 2001, except for Mr. Engelke, who was appointed in 2003. The year indicated is the year each director was first elected or appointed to the Board of Directors of First Federal.

Source: First Federal Financial Services, Inc.'s Prospectus

EXHIBIT 24

Key Demographic Data and Trends
Edwardsville, Macoupin and Madison Counties, Illinois and the United States
1990, 2000 and 2008

	1990	2000	% Change	2008	% Change
Population					
Edwardsville	14,579	21,491	47.4%	22,737	5.8%
Macoupin County	47,679	49,019	2.8%	49,047	0.1%
Madison County	249,238	258,941	3.9%	264,133	2.0%
Illinois	11,430,602	12,419,293	8.6%	13,131,022	5.7%
United States	248,709,873	281,421,906	13.2%	309,302,654	9.9%
Households					
Edwardsville	5,710	7,975	39.7%	8,485	6.4%
Macoupin County	18,265	19,253	5.4%	19,625	1.9%
Madison County	94,834	101,953	7.5%	106,659	4.6%
Illinois	4,197,720	4,591,779	9.4%	4,907,730	6.9%
United States	91,947,410	105,488,101	14.7%	117,073,982	11.0%
Per Capita Income					
Edwardsville	$15,338	$26,510	72.8%	--	--
Macoupin County	11,365	17,298	52.2%	--	--
Madison County	13,272	20,509	54.5%	--	--
Illinois	15,201	23,104	52.0%	--	--
United States	14,420	21,587	49.7%	--	--
Median Household Income					
Edwardsville	$32,733	$50,921	55.6%	$63,717	25.1%
Macoupin County	23,913	36,190	51.3%	42,857	18.4%
Madison County	29,861	41,541	39.1%	50,957	22.7%
Illinois	32,252	46,590	44.5%	58,628	25.8%
United States	30,056	41,994	39.7%	54,319	29.3%

Source: U.S. Census and ESRI

EXHIBIT 25

Key Housing Data
Edwardsville, Macoupin and Madison Counties, Illinois and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Edwardsville		5,736	7,975
Macoupin County		18,176	19,253
Madison County		94,857	101,953
Illinois		4,202,240	4,591,779
United States		91,947,410	105,480,101
Occupancy Rate			
Edwardsville			
	Owner-Occupied	70.3%	70.5%
	Renter-Occupied	29.7%	29.5%
Macoupin County			
	Owner-Occupied	77.4%	79.0%
	Renter-Occupied	22.6%	21.0%
Madison County			
	Owner-Occupied	72.1%	73.8%
	Renter-Occupied	27.9%	26.2%
Illinois			
	Owner-Occupied	64.2%	67.3%
	Renter-Occupied	35.8%	32.7%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Edwardsville		$ 64,400	$ 99,200
Macoupin County		39,700	66,700
Madison County		51,000	77,200
Illinois		80,100	130,800
United States		78,500	119,600
Median Rent			
Edwardsville		$ 435	$ 556
Macoupin County		322	422
Madison County		384	490
Illinois		445	605
United States		447	602

Source: U.S. Census and ESRI

EXHIBIT 26

Major Sources of Employment by Industry Group
Edwardsville, Macoupin and Madison Counties, Illinois and the United States
1990 and 2000

	1990				
Industry Group	Edwardsville	Macoupin County	Madison County	Illinois	United States
Agriculture/Mining	1.3%	9.3%	1.8%	2.4%	3.3%
Construction	3.9%	5.7%	5.2%	5.1%	6.3%
Manufacturing	17.6%	17.0%	21.3%	19.5%	17.7%
Transportation/Utilities	4.9%	7.2%	7.7%	7.8%	7.1%
Wholesale/Retail	20.4%	21.2%	21.9%	21.4%	21.2%
Finance, Insurance, & Real Estate	8.5%	5.3%	7.2%	8.0%	6.9%
Services	43.4%	34.3%	34.9%	35.8%	37.5%

	2000				
	Edwardsville	Macoupin County	Madison County	Illinois	United States
Mining	0.4%	5.8%	0.9%	1.1%	1.9%
Construction	4.5%	6.6%	5.8%	5.7%	6.8%
Manufacturing	11.6%	14.5%	16.1%	16.0%	14.1%
Wholesale/Retail Trade	13.3%	15.6%	14.9%	14.8%	15.3%
Transportation/Utilities	3.4%	7.1%	6.4%	6.0%	5.2%
Information	3.0%	1.8%	2.2%	3.0%	3.1%
Finance, Insurance, & Real Estate	8.6%	5.5%	6.7%	7.9%	6.9%
Services	55.2%	43.1%	47.1%	45.4%	46.7%

Source: U.S. Census

Source: Bureau of the Census

EXHIBIT 27

Unemployment Rates
Macoupin and Madison Counties, Illinois and the United States
1999 through December 2003

Location	1999	2000	2001	2002	Through December 2003
Macoupin County	5.1%	4.8%	5.9%	5.9%	6.6%
Madison County	4.5%	4.8%	5.7%	6.0%	5.7%
Illinois	4.3%	4.4%	5.4%	6.5%	6.3%
United States	4.2%	4.0%	4.7%	5.8%	5.4%

Source: Illinois Bureau of Labor Statistics

EXHIBIT 28

Market Share of Deposits
Macoupin and Madison Counties
June 30, 2003

	Macoupin County's Deposits ($000)	Madison County's Deposits ($000)	First Federal's Share ($000)	First Federal's Share (%)
Banks	$ 717,239	$ 3,279,255	---	---
Thrifts	21,156	340,689	$ 98,510	28.9%
Total	$ 738,395	$ 3,619,944	$ 98,510	2.7%

Source: FDIC

EXHIBIT 29

National Interest Rates by Quarter
2000 - 2003

	1st Qtr. 2000	2nd Qtr. 2000	3rd Qtr. 2000	4th Qtr. 2000
Prime Rate	9.00%	9.50%	9.50%	9.50%
90-Day Treasury Bills	5.63%	6.04%	5.98%	5.90%
1-Year Treasury Bills	6.16%	6.18%	6.05%	6.01%
30-Year Treasury Notes	6.30%	6.25%	5.65%	5.78%

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	24.500	26.000	18.100	-2.00	19.51	2.35	262.68	0.26	10.99	101.58	9.33	10.56
SRNN	Southern Banc Co.	AL	OTC BB	16.000	19.000	13.560	0.95	-2.50	0.84	113.39	0.35	19.75	82.30	14.11	23.88
SZB	SouthFirst Bancshares Inc.	AL	AMEX	17.800	17.800	13.450	6.27	6.27	0.19	185.25	0.60	98.89	108.21	9.61	197.78
FFBH	First Federal Bancshares of AR	AR	NASDAQ	20.500	21.300	12.775	1.18	7.00	1.46	129.34	0.34	14.86	145.80	15.85	14.86
HCBB	HCB Bancshares Inc.	AR	NASDAQ	18.110	20.130	15.840	-0.39	-3.57	0.35	160.65	0.36	56.59	94.62	11.27	37.73
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	16.650	16.900	10.830	1.78	16.12	1.23	163.93	0.32	13.65	142.80	10.16	16.99
BYFC	Broadway Financial Corp.	CA	NASDAQ	13.300	15.000	10.400	-6.67	-2.56	0.82	125.41	0.15	17.27	146.48	10.61	17.97
CCBI	Commercial Capital Bancorp	CA	NASDAQ	20.600	20.990	4.145	5.04	36.65	0.70	57.52	0.00	31.21	604.11	35.81	34.92
DSL	Downey Financial Corp.	CA	NYSE	53.830	54.570	37.400	4.32	11.10	3.64	416.99	0.36	14.79	163.97	12.91	NA
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	22.720	24.326	15.520	3.37	4.56	0.86	123.40	0.26	26.73	135.89	18.41	26.73
FED	FirstFed Financial Corp.	CA	NYSE	43.400	49.050	29.200	5.31	-10.53	3.80	283.06	0.00	11.73	169.47	15.33	11.73
GDW	Golden West Financial	CA	NYSE	115.420	115.600	68.640	11.52	13.68	7.25	542.67	0.36	16.17	295.19	21.27	16.87
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.500	17.110	9.392	10.24	20.15	NA	187.24	0.22	12.13	178.76	8.81	NA
HTHR	Hawthorne Financial Corp.	CA	NASDAQ	39.280	40.040	19.233	29.81	42.84	2.47	227.98	0.00	17.23	248.61	17.23	NA
NDE	IndyMac Bancorp Inc.	CA	NYSE	35.200	35.200	17.650	10.66	17.53	3.10	233.27	0.55	11.69	196.32	15.09	16.07
PPBI	Pacific Premier Bancorp	CA	NASDAQ	14.600	14.600	4.250	4.29	61.86	0.96	58.87	0.00	23.93	244.15	24.80	24.75
PFB	PFF Bancorp Inc.	CA	NYSE	35.850	40.610	21.886	-10.78	-3.73	2.47	205.12	0.46	15.19	192.85	17.48	15.93
PROV	Provident Financial Holdings	CA	NASDAQ	24.780	25.333	18.340	6.50	10.96	2.33	179.55	0.30	11.47	170.31	13.80	11.69
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	43.410	46.950	32.510	-6.71	2.87	3.55	280.41	0.40	12.62	189.90	15.48	12.62
UPFC	United PanAm Financial Corp.	CA	NASDAQ	17.820	19.640	7.070	7.47	-2.30	0.83	103.77	0.00	24.75	277.57	17.17	26.21
WES	Westcorp	CA	NYSE	42.800	43.140	18.500	7.21	15.43	2.88	282.72	0.52	15.02	197.14	15.14	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	31.200	34.500	23.250	-7.56	3.07	2.28	214.67	0.75	22.29	153.92	14.53	14.65
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	10.890	11.470	7.750	16.47	19.93	-0.15	264.74	0.00	30.25	101.97	4.11	NA
ANE	Alliance Bncp of New England	CT	AMEX	41.240	43.000	18.800	-3.55	3.88	0.54	153.36	0.30	80.86	358.92	26.89	40.83
SBMC	Connecticut Bancshares Inc.	CT	NASDAQ	51.900	52.470	37.350	-0.17	0.56	2.76	232.40	0.72	20.43	219.08	22.33	21.01
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	28.010	29.800	19.950	-4.60	5.10	1.82	172.01	0.60	16.19	219.17	16.28	16.19
WBS	Webster Financial Corp.	CT	NYSE	50.350	52.150	33.600	0.82	8.58	3.58	314.82	0.82	14.30	202.13	15.99	15.30
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	23.478	25.490	11.364	-2.17	17.39	-0.57	140.09	0.00	NM	167.10	16.76	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	48.460	51.000	31.250	-2.48	11.76	2.73	301.46	0.20	6.33	188.71	16.08	19.08
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	17.920	19.750	8.910	10.89	-5.58	0.66	81.51	0.13	16.59	256.73	21.98	23.27
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	27.510	28.830	15.950	-0.07	8.69	1.48	242.48	0.00	19.79	183.03	11.35	21.00
FDT	Federal Trust Corp.	FL	AMEX	7.500	8.220	4.750	-3.47	-5.06	0.40	66.64	0.03	17.86	188.92	11.25	20.83
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	28.960	30.950	18.670	-1.23	-1.83	1.70	175.63	0.46	17.34	202.09	16.49	17.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	36.270	38.450	17.450	0.83	29.81	1.24	202.77	0.40	29.73	295.12	17.89	27.48
FCFL	First Community Bank Corp.	FL	NASDAQ	16.750	16.750	11.080	7.37	8.06	NA	87.05	NA	NA	168.68	19.24	NA
FFBK	FloridaFirst Bancorp Inc.	FL	NASDAQ	27.110	33.990	19.380	-10.17	-4.37	1.14	152.59	0.28	24.87	140.90	17.77	30.12
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	28.940	31.500	22.620	-2.79	-5.11	1.69	101.31	0.55	17.54	256.56	28.57	18.09
EBDC	Ebank Financial Services Inc.	GA	OTC BB	1.100	2.000	1.010	1.85	-21.43	-0.50	51.16	0.00	NM	458.33	2.15	NM
NTBK	NetBank Inc.	GA	NASDAQ	12.400	15.550	8.840	-2.52	-6.13	1.05	99.13	0.08	11.92	137.17	12.51	13.93
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.830	25.240	15.280	-5.82	-6.20	1.57	168.33	0.33	14.92	121.70	13.56	15.32
CASH	First Midwest Financial Inc.	IA	NASDAQ	22.500	24.500	15.880	-4.05	1.76	1.42	311.83	0.52	15.85	123.15	7.22	16.42
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	17.000	18.000	11.850	-5.56	18.80	1.71	120.66	0.21	10.12	119.05	14.09	10.97
FFFD	North Central Bancshares Inc.	IA	NASDAQ	38.479	38.760	31.100	4.56	-0.41	3.69	264.22	0.84	11.06	148.45	14.56	11.06
SFFC	StateFed Financial Corp.	IA	NASDAQ	13.250	13.450	11.000	0.38	0.00	0.04	71.27	0.30	NM	124.53	18.59	NM
AFBA	Allied First Bancorp Inc.	IL	OTC BB	16.100	17.000	11.450	-0.62	3.21	0.87	232.05	0.00	18.51	89.10	6.94	18.72
CFF	Centrue Financial Corporation	IL	AMEX	27.700	33.000	18.375	-0.54	-3.65	0.78	273.11	0.30	35.51	164.49	10.14	41.97
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	25.800	26.960	19.800	0.19	9.84	0.65	93.51	0.28	40.95	134.94	27.59	40.95
CFSB	Citizens First Financial Corp.	IL	NASDAQ	24.000	28.500	19.999	-10.28	-11.93	1.11	233.01	0.40	23.76	109.09	10.30	23.76
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	33.000	32.000	0.00	0.00	1.65	378.11	0.25	20.00	73.33	8.73	31.43
EFC	EFC Bancorp Inc.	IL	AMEX	26.500	27.500	18.010	2.12	17.46	1.70	195.33	0.58	16.46	155.24	13.57	17.79
FBTC	First BancTrust Corp.	IL	NASDAQ	25.200	25.250	17.300	3.96	1.00	1.70	180.93	0.35	15.56	119.37	13.93	16.26
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	34.000	36.000	20.000	-2.20	-2.24	1.53	169.04	0.38	22.97	154.83	20.11	33.66
FSFF	First SecurityFed Financial	IL	NASDAQ	34.750	35.250	23.630	-0.37	12.86	2.31	124.18	0.59	15.87	154.72	27.98	15.58
GTPS	Great American Bancorp	IL	NASDAQ	34.000	36.750	28.300	-4.23	-1.45	1.93	210.91	0.44	19.43	145.74	16.12	19.43
HMLK	Hemlock Federal Financial Corp	IL	NASDAQ	28.899	31.750	26.960	-2.99	-1.54	1.86	327.62	0.65	16.80	118.20	8.82	25.13
MAFB	MAF Bancorp Inc.	IL	NASDAQ	44.450	44.950	32.610	1.02	1.69	3.35	270.19	0.72	13.63	163.00	16.45	13.80
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	39.500	40.000	28.000	0.00	15.33	2.62	418.17	0.64	15.08	127.79	9.45	15.08
NBSI	North Bancshares Inc.	IL	NASDAQ	13.820	17.250	12.750	-4.69	5.90	0.32	116.84	0.38	43.19	117.42	11.83	49.36
PFED	Park Bancorp Inc.	IL	NASDAQ	29.700	31.660	24.700	-1.16	3.77	1.94	225.91	0.60	NA	108.83	13.15	17.68
RFBK	Rantoul First Bank SB	IL	Pink Sheet	17.100	24.000	11.350	-16.59	0.00	NA	166.01	NA	NA	115.07	10.30	NA
AMFC	AMB Financial Corp.	IN	NASDAQ	17.000	19.360	11.160	11.48	5.00	1.31	153.75	0.20	14.41	128.89	11.06	14.17
ASBI	Ameriana Bancorp	IN	NASDAQ	15.400	16.970	11.950	-3.75	2.67	0.77	127.83	0.64	20.00	124.70	12.05	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	6.390	7.000	4.130	4.24	14.11	-0.75	45.89	0.00	NM	128.31	13.92	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.970	15.200	13.360	-0.66	5.72	0.31	128.64	0.44	49.90	117.14	11.64	74.85
CSFC	City Savings Financial Corp.	IN	OTC BB	27.500	28.000	17.800	1.48	4.56	3.24	263.61	0.25	8.73	131.70	10.43	10.62
FFWC	FFW Corp.	IN	NASDAQ	25.500	26.120	16.410	11.70	13.59	1.83	186.86	0.62	14.25	142.62	13.65	14.33

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.950	2.280	1.100	8.94	18.18	0.02	18.23	0.00	97.50	140.29	10.69	NM
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	20.850	23.400	16.050	-0.71	1.12	0.97	131.61	0.50	22.91	111.38	15.84	23.69
FCAP	First Capital Inc.	IN	NASDAQ	23.270	25.000	17.950	5.29	11.98	1.32	141.14	0.54	18.04	151.60	16.49	18.04
HFSK	HFS Bank FSB	IN	Pink Sheet	13.500	14.000	11.250	3.85	1.89	0.91	122.22	0.39	14.84	128.45	11.05	15.70
HBBI	Home Building Bancorp	IN	OTC BB	22.000	22.000	17.610	0.00	2.33	1.54	195.56	0.41	14.38	86.04	11.25	14.38
HWEN	Home Financial Bancorp	IN	NASDAQ	6.189	6.400	4.500	-0.16	3.67	0.28	44.73	0.12	22.10	121.35	13.84	22.10
LNCB	Lincoln Bancorp	IN	NASDAQ	20.820	20.950	16.450	3.84	8.90	0.91	134.11	0.49	23.66	115.92	15.52	22.88
LOGN	Logansport Financial Corp.	IN	NASDAQ	21.750	22.450	16.580	3.57	10.41	1.72	178.73	0.56	12.95	116.68	12.17	14.80
LSBI	LSB Financial Corp.	IN	NASDAQ	27.750	28.000	19.850	9.90	-0.89	2.23	235.42	0.50	12.97	133.09	11.79	12.97
MFBC	MFB Corp.	IN	NASDAQ	32.500	35.000	22.020	-1.52	3.04	1.77	329.46	0.44	19.23	121.91	9.86	19.23
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	24.800	29.210	21.300	-1.82	-4.17	1.64	156.36	0.42	15.60	133.98	15.86	15.60
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	20.910	22.150	15.000	1.46	1.80	1.36	152.87	0.53	15.96	114.39	13.68	16.08
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	30.500	32.000	25.250	-0.81	-4.69	2.14	191.73	1.18	14.32	204.97	15.91	14.73
PFDC	Peoples Bancorp	IN	NASDAQ	24.390	27.660	17.800	-7.96	-2.44	1.62	147.64	0.66	15.24	129.53	16.52	15.24
PBNC	PFS Bancorp Inc.	IN	NASDAQ	19.960	20.800	15.300	-1.67	-1.58	0.60	80.20	0.30	33.27	109.25	24.89	32.72
RIVR	River Valley Bancorp	IN	NASDAQ	27.251	30.250	14.195	-0.83	17.59	1.67	149.44	0.55	NA	201.11	18.24	17.14
SOBI	Sobieski Bancorp Inc.	IN	NASDAQ	6.850	13.800	6.000	-40.43	-45.16	-7.64	163.70	0.34	NM	87.04	4.18	NM
UCBC	Union Community Bancorp	IN	NASDAQ	18.200	19.600	15.990	2.01	5.51	1.18	124.56	0.60	15.69	107.57	14.61	15.69
FFSL	First Independence Corp.	KS	Pink Sheet	17.800	19.000	12.000	0.28	3.19	1.43	173.26	0.54	12.54	108.47	10.27	12.54
FKAN	First Kansas Financial Corp.	KS	NASDAQ	18.860	20.450	15.400	-0.47	1.39	-0.10	167.81	0.20	NM	105.66	11.24	NM
CKFB	CKF Bancorp Inc.	KY	NASDAQ	16.010	18.040	9.750	0.00	0.79	1.10	98.52	0.44	14.82	156.35	16.25	14.82
CFBC	Community First Bancorp Inc.	KY	OTC BB	18.500	20.000	12.000	8.82	33.09	NA	140.19	NA	NA	118.44	13.20	NA
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	23.350	23.500	17.030	10.45	12.05	0.84	110.07	1.12	28.83	166.07	21.21	28.83
HFFB	Harrodsburg First Fin Bancorp	KY	NASDAQ	23.250	24.990	12.500	-6.63	5.68	0.96	142.15	0.60	24.22	133.54	16.36	24.73
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	18.260	18.500	13.000	1.44	4.59	0.96	143.70	0.46	19.02	140.68	12.71	22.00
FPBF	FPB Financial Corp.	LA	OTC BB	23.000	23.000	17.500	2.22	5.75	1.86	311.76	0.38	NA	92.59	7.38	12.64
GLBP	Globe Bancorp Inc.	LA	OTC BB	18.000	22.000	15.100	0.00	-1.37	0.62	116.66	0.35	29.03	88.80	15.43	29.03
GSLA	GS Financial Corp.	LA	NASDAQ	19.200	19.750	18.000	-1.49	2.07	0.50	160.26	0.39	39.18	85.45	11.98	NM
TSH	Teche Holding Co.	LA	AMEX	36.700	41.500	26.200	1.38	1.38	2.74	250.00	0.64	14.39	145.63	14.68	14.51
ABBK	Abington Bancorp Inc.	MA	NASDAQ	46.489	47.630	17.750	-0.77	23.41	0.80	202.72	0.44	61.17	318.20	22.93	58.11
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	37.100	39.200	22.750	-1.98	9.60	1.70	206.45	0.48	23.63	177.85	17.97	27.89
BFD	BostonFed Bancorp Inc.	MA	AMEX	33.300	38.300	22.750	-9.26	2.62	0.75	377.47	0.64	46.90	158.04	8.82	49.70
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	15.750	16.250	12.300	-1.87	5.00	0.25	25.91	0.54	63.00	152.76	60.79	68.48

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CEBK	Central Bancorp Inc.	MA	NASDAQ	36.500	38.000	30.910	1.39	1.90	1.47	287.20	0.48	25.00	141.04	12.71	25.00
FCB	Falmouth Bancorp Inc.	MA	AMEX	38.000	38.480	24.500	-0.13	34.28	0.57	172.47	0.52	200.00	195.07	22.03	NA
FAB	FIRSTFED AMERICA BANCORP INC.	MA	AMEX	27.860	28.440	13.750	0.94	6.74	1.34	136.05	0.45	21.43	236.50	20.48	26.79
HIFS	Hingham Instit. for Savings	MA	NASDAQ	40.000	44.969	30.500	-8.78	-3.61	2.58	232.75	0.90	15.63	203.25	17.19	16.53
LSBX	LSB Corp.	MA	NASDAQ	17.810	18.250	12.480	3.85	2.30	0.98	110.09	0.48	18.95	137.11	16.18	27.40
MASB	MASSBANK Corp.	MA	NASDAQ	40.900	44.270	27.300	-4.95	-0.20	1.77	229.21	0.92	23.64	162.50	17.84	24.64
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	19.197	21.000	10.347	7.53	30.24	0.98	104.53	0.40	20.64	224.26	18.37	19.39
MYST	Mystic Financial Inc.	MA	NASDAQ	32.400	33.470	16.857	1.25	17.60	1.11	280.00	0.37	30.86	177.63	11.57	38.12
SCFS	Seacoast Financial Services	MA	NASDAQ	34.400	35.380	17.320	-1.43	25.09	1.24	169.83	0.50	28.43	227.21	20.26	28.43
WRO	Woronoco Bancorp Inc.	MA	AMEX	35.600	40.500	21.000	-4.43	17.11	1.90	219.18	0.65	20.11	164.21	16.24	20.46
ABKD	American Bank Holdings Inc.	MD	OTC BB	8.000	8.000	6.500	8.84	3.23	0.49	117.94	0.10	17.78	105.26	6.78	14.04
BUCS	BUCS Financial Corp	MD	OTC BB	23.500	25.455	19.455	5.51	3.19	1.27	292.57	0.00	18.50	96.35	8.03	18.95
SVBI	Severn Bancorp Inc.	MD	NASDAQ	30.871	34.200	18.000	-3.50	-0.09	2.65	127.84	0.37	11.56	274.65	24.15	11.65
WSB	Washington Savings Bank FSB	MD	AMEX	9.140	11.090	5.733	-1.30	-5.87	1.11	58.29	0.14	9.23	153.61	15.68	10.04
NBN	Northeast Bancorp	ME	AMEX	19.400	20.500	14.860	3.74	-3.00	1.48	197.42	0.33	13.38	134.26	9.83	14.92
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	24.100	24.470	18.340	3.97	1.01	1.62	124.98	0.33	15.45	132.64	19.28	14.79
FBC	Flagstar Bancorp Inc.	MI	NYSE	25.850	26.470	11.975	8.61	13.38	4.25	174.22	0.45	6.48	239.57	14.84	6.48
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	15.960	17.210	11.870	-0.25	-0.19	NA	86.78	0.15	NA	103.03	18.39	NA
MSBF	MSB Financial Inc.	MI	NASDAQ	18.400	19.010	11.800	-0.43	-0.43	1.06	72.62	0.46	17.52	155.41	25.34	17.36
STBI	Sturgis Bancorp	MI	NASDAQ	13.910	15.870	9.800	-8.49	1.16	1.01	102.78	0.33	13.91	135.44	13.53	13.91
FFHH	FSF Financial Corp.	MN	NASDAQ	30.400	32.541	23.810	2.18	1.33	2.45	218.40	1.20	13.16	135.84	13.92	13.16
HMNF	HMN Financial Inc.	MN	NASDAQ	27.940	27.940	15.550	9.35	13.54	2.26	192.00	0.76	12.94	155.83	14.55	14.33
WEFC	Wells Financial Corp.	MN	NASDAQ	33.899	34.790	22.350	7.62	8.48	3.49	196.26	0.78	9.97	140.19	17.27	9.97
CCFC	CCSB Financial Corp.	MO	OTC BB	15.850	16.180	12.400	-0.31	2.66	NA	84.39	0.00	NA	103.26	18.78	NA
FBSI	First Bancshares Inc.	MO	NASDAQ	20.625	21.880	14.000	0.02	1.30	1.43	164.56	0.16	14.63	125.23	12.53	15.28
NASB	NASB Financial Inc.	MO	NASDAQ	42.500	44.500	22.430	1.77	5.33	2.92	143.98	1.36	14.60	284.85	29.52	14.71
PULB	Pulaski Financial Corp.	MO	NASDAQ	19.110	20.439	10.505	-5.49	19.52	1.06	82.06	0.23	19.11	273.00	23.29	19.91
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	15.330	15.760	11.550	1.86	5.80	1.23	128.63	0.32	12.88	134.47	11.92	12.88
CSBC	Citizens South Banking Corp.	NC	NASDAQ	14.230	15.250	10.500	4.25	-3.19	0.39	56.94	0.24	36.49	141.31	24.99	45.90
CDLC	Coddle Creek Financial Corp.	NC	OTC BB	36.000	37.500	26.760	12.50	9.09	2.02	199.57	2.00	17.91	117.04	18.04	18.09
KSAV	KS Bancorp Inc.	NC	OTC BB	20.000	25.000	17.000	-2.44	-1.48	1.21	168.35	0.64	16.81	128.87	11.88	17.24
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.750	13.500	10.000	-2.27	-12.24	-0.84	256.43	0.27	NM	51.91	4.19	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	10.680	10.950	7.780	2.01	0.85	0.54	71.20	0.40	19.78	130.40	15.00	19.78

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CFB	Commercial Federal Corp.	NE	NYSE	28.040	28.310	20.000	1.41	3.77	2.04	294.04	0.42	13.88	153.90	9.54	17.20
TONE	TierOne Corp.	NE	NASDAQ	22.490	25.370	15.240	-5.46	-5.31	1.18	122.25	0.00	19.39	137.64	18.40	19.39
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	28.500	35.669	18.300	-18.57	-7.38	2.87	260.11	0.70	10.04	149.68	10.96	10.40
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	18.750	18.750	13.750	7.14	11.94	1.41	212.97	0.09	13.89	123.11	8.80	17.36
FSLA	First Sentinel Bancorp Inc.	NJ	NASDAQ	21.620	21.980	13.800	-0.73	14.63	0.71	80.90	0.42	31.33	258.92	26.72	NA
FMCO	FMS Financial Corp.	NJ	NASDAQ	18.160	20.500	12.300	0.89	-3.91	0.96	188.84	0.12	19.12	187.41	9.62	20.87
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	25.250	28.000	20.760	-0.36	-4.86	1.62	128.64	0.78	16.50	250.25	19.63	16.95
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	28.350	29.200	16.500	11.75	12.95	1.54	128.04	0.80	18.41	274.71	22.14	18.41
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	35.100	36.950	25.370	1.92	9.96	1.80	260.74	0.40	20.77	197.86	13.46	19.29
PFS	Provident Financial Services	NJ	NYSE	19.700	21.550	15.150	0.77	-4.42	NA	70.48	0.14	NA	146.58	27.95	NA
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	10.420	11.500	4.821	-4.23	-0.27	0.23	47.49	0.00	45.30	330.79	21.94	47.36
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	13.800	14.250	8.830	2.15	2.91	1.03	152.27	0.00	14.68	121.16	9.06	14.84
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	21.791	25.980	16.260	-4.84	12.50	1.40	208.96	0.46	16.14	137.48	10.43	16.14
AF	Astoria Financial Corp.	NY	NYSE	40.340	42.550	23.230	2.83	7.26	2.52	285.47	0.86	16.20	213.44	14.13	16.60
ALFC	Atlantic Liberty Financial	NY	NASDAQ	19.740	20.900	14.650	-0.05	4.56	0.85	93.99	0.10	23.22	128.68	21.00	23.22
CNY	Carver Bancorp Inc.	NY	AMEX	24.000	26.500	12.010	-5.51	4.80	2.02	231.82	0.20	12.90	134.38	10.35	12.97
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	31.530	32.270	20.930	5.63	1.81	2.14	116.95	0.62	15.31	282.27	26.96	15.69
ESBK	Elmira Savings Bank	NY	NASDAQ	31.479	32.482	23.173	-0.03	3.24	2.35	273.97	0.73	13.57	147.86	11.49	15.58
FNFG	First Niagara Finl Group	NY	NASDAQ	14.610	16.550	11.060	-3.88	-2.27	0.54	50.69	0.22	27.57	133.06	28.82	27.06
FFIC	Flushing Financial Corp.	NY	NASDAQ	18.900	19.460	11.273	0.85	2.75	1.27	99.05	0.28	15.49	248.36	19.08	NA
GPT	GreenPoint Financial Corp.	NY	NYSE	43.620	47.300	26.587	11.96	26.36	NA	174.26	0.90	11.51	282.15	25.03	11.60
HRBT	Hudson River Bancorp	NY	NASDAQ	20.080	21.440	11.350	-3.83	14.68	1.11	85.09	0.28	18.77	205.32	23.60	18.77
ICBC	Independence Comm. Bank Corp.	NY	NASDAQ	39.590	40.710	24.960	3.37	7.70	2.74	175.25	0.68	15.23	217.65	22.59	NA
NYB	New York Community Bancorp	NY	NYSE	35.120	35.400	15.272	13.35	21.19	1.70	91.34	0.66	21.28	306.72	38.45	23.41
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.500	11.640	6.586	1.77	7.09	0.33	37.07	0.39	35.94	339.23	31.02	41.07
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	15.370	17.350	11.210	-2.35	-8.78	0.61	68.96	0.21	26.05	148.93	22.29	26.05
SIB	Staten Island Bancorp Inc.	NY	NYSE	24.320	24.860	14.360	2.57	6.71	1.05	124.17	0.54	105.74	242.47	19.59	24.32
TRST	TrustCo Bank Corp NY	NY	NASDAQ	13.520	14.250	9.500	-0.66	-4.79	0.71	37.64	0.60	19.31	440.39	35.92	22.16
WSBI	Warwick Community Bancorp	NY	NASDAQ	34.750	34.900	28.170	1.02	15.79	1.50	169.05	0.59	24.13	211.63	20.56	25.18
ASBP	ASB Financial Corp.	OH	NASDAQ	25.000	29.000	14.050	-1.96	4.17	1.26	96.26	1.55	20.16	244.62	25.97	21.55
CAFI	Camco Financial Corp.	OH	NASDAQ	17.030	18.510	12.750	-0.53	-3.07	1.17	141.60	0.56	18.71	133.99	12.03	15.77
GCFC	Central Federal Corp.	OH	NASDAQ	14.350	16.180	9.660	0.70	-4.65	-1.31	52.87	0.36	NM	146.28	27.14	NM
CIBI	Community Investors Bancorp	OH	NASDAQ	17.000	17.000	11.600	1.49	22.74	0.90	111.00	0.33	19.77	140.03	15.31	19.77

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFDF	FFD Financial Corp.	OH	NASDAQ	14.750	15.320	11.440	-2.64	-2.12	0.81	114.84	0.41	18.91	104.24	12.84	18.91
FDEF	First Defiance Financial	OH	NASDAQ	27.850	30.650	18.500	-1.87	-0.54	2.00	164.44	0.65	14.58	141.80	16.94	15.91
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	8.830	10.000	7.200	1.61	-1.01	0.55	74.47	0.23	16.66	133.59	11.86	14.97
FFHS	First Franklin Corp.	OH	NASDAQ	20.100	21.480	14.050	15.84	13.18	0.88	166.45	0.31	23.65	138.62	12.08	30.45
FNFI	First Niles Financial Inc.	OH	NASDAQ	17.000	17.900	15.190	-2.86	-2.86	0.80	71.49	0.57	21.25	143.10	23.78	23.94
FPFC	First Place Financial Corp.	OH	NASDAQ	19.660	20.000	15.150	3.15	5.81	1.45	125.72	0.53	13.85	139.43	15.64	14.35
HCFC	Home City Financial Corp.	OH	NASDAQ	16.250	17.480	12.400	-4.19	-5.91	0.87	191.07	0.44	19.12	108.41	8.50	19.35
HLFC	Home Loan Financial Corp.	OH	NASDAQ	18.750	21.200	14.000	1.63	-5.06	1.22	89.41	0.78	15.63	141.30	20.97	15.63
IDVB	Indian Village Bancorp Inc.	OH	Pink Sheet	19.000	22.500	17.500	-1.81	-3.80	1.07	241.90	0.32	18.10	84.41	7.85	50.00
LWFH	Lawrence Financial Holdings	OH	OTC BB	24.150	28.500	18.200	-10.39	3.21	0.78	192.99	0.28	31.78	112.06	12.51	43.13
NLVS	Northern Savings & Loan Co.	OH	OTC BB	22.740	26.000	19.250	1.07	2.20	1.04	137.97	0.59	NA	128.47	16.48	18.05
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	21.150	25.500	19.800	-5.92	-3.86	1.45	326.14	0.00	14.89	111.49	6.48	17.63
POHF	Peoples Ohio Financial	OH	OTC BB	4.160	4.400	3.910	-0.72	-0.24	0.29	25.99	0.11	15.41	125.68	16.01	15.41
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	17.620	18.500	13.250	17.00	24.96	0.67	95.25	0.60	26.30	146.22	18.50	26.30
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	24.750	26.000	18.850	5.32	4.21	1.85	123.65	0.88	13.38	120.67	20.02	13.38
PVFC	PVF Capital Corp.	OH	NASDAQ	14.811	17.680	11.846	-2.89	-1.59	1.33	107.68	0.28	11.39	153.64	13.75	11.39
UCFC	United Community Finl Corp.	OH	NASDAQ	12.260	12.500	8.710	-0.33	9.66	0.73	60.84	0.30	17.03	149.33	20.15	17.51
WAYN	Wayne Savings Bancshares	OH	NASDAQ	16.140	18.700	10.690	-2.54	3.67	0.72	95.20	0.47	22.42	142.20	16.95	22.42
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	31.500	33.550	20.600	0.00	-4.51	1.48	215.14	1.00	21.72	126.66	14.64	23.16
WFI	Winton Financial Corp.	OH	AMEX	13.550	13.830	10.150	2.11	1.50	1.07	124.08	0.42	13.03	138.69	10.92	13.16
ESBF	ESB Financial Corp.	PA	NASDAQ	14.570	17.850	11.875	-8.65	-10.06	0.84	126.63	0.38	18.21	162.25	11.51	20.24
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	25.011	26.780	17.146	-1.65	3.57	1.61	257.60	0.47	16.24	149.59	9.71	17.61
FKFS	First Keystone Financial	PA	NASDAQ	27.100	29.000	19.070	-2.52	-1.27	1.43	294.03	0.41	20.38	162.96	9.22	26.83
GAF	GA Financial Inc.	PA	AMEX	34.690	34.840	24.850	0.03	20.66	1.38	178.80	0.80	26.08	180.40	19.40	29.91
HARL	Harleysville Savings Financial	PA	NASDAQ	34.000	34.000	24.000	13.33	16.04	2.02	305.84	0.70	17.09	185.39	11.12	17.99
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	17.039	17.900	15.870	-4.17	1.00	NA	63.79	0.00	NA	133.22	26.71	NA
LARL	Laurel Capital Group Inc.	PA	NASDAQ	22.510	25.980	18.000	-4.21	10.61	1.04	161.08	0.78	22.74	156.10	13.97	22.74
NTNY	Nittany Financial Corp.	PA	OTC BB	26.750	27.000	15.250	24.42	33.75	1.09	154.98	0.00	26.49	289.50	17.26	26.75
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	18.020	20.000	14.770	-5.65	-7.59	-0.90	209.91	0.48	NM	127.98	8.58	NM
PVSA	Parkvale Financial Corp.	PA	NASDAQ	29.610	30.730	21.550	3.10	6.51	1.86	286.47	0.72	16.27	161.63	10.34	17.95
PHSB	PHSB Financial Corp.	PA	NASDAQ	22.253	22.640	16.850	-0.87	11.21	1.01	117.10	0.90	22.71	138.48	19.00	37.09
RSVB	Reserve Bancorp Inc.	PA	OTC BB	19.600	20.900	14.500	-2.00	3.70	1.09	101.13	0.20	18.49	113.23	19.38	19.22
SOV	Sovereign Bancorp Inc.	PA	NYSE	22.150	25.200	13.000	-3.15	-2.72	1.45	146.53	0.10	16.05	199.19	15.12	18.01

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
THRD	TF Financial Corp.	PA	NASDAQ	32.500	35.470	23.900	-2.34	-4.94	-2.30	215.30	0.60	NM	153.59	15.10	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	25.150	26.900	16.429	8.41	14.53	1.27	160.31	0.45	20.28	207.85	15.69	23.73
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	18.150	18.780	13.700	-2.63	6.83	0.70	81.91	0.34	27.50	161.48	22.16	35.59
WVFC	WVS Financial Corp.	PA	NASDAQ	17.540	19.980	15.840	-4.41	0.80	1.05	163.91	0.64	16.70	146.66	10.70	16.70
CFCP	Coastal Financial Corp.	SC	NASDAQ	16.590	18.960	9.463	-4.66	-2.12	0.92	94.52	0.21	19.07	282.14	17.55	19.07
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	38.000	43.250	28.750	0.13	-11.63	3.51	200.01	0.00	11.48	132.36	19.00	27.54
FFCH	First Financial Holdings Inc.	SC	NASDAQ	29.950	33.140	23.670	-0.60	-6.99	2.03	193.57	0.79	15.13	228.80	15.47	15.85
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	16.850	18.100	13.700	-1.64	-6.70	0.71	88.86	0.58	24.42	112.94	18.96	21.88
SFDL	Security Federal Corp.	SC	OTC BB	21.000	25.500	20.200	-8.70	-14.29	1.39	209.79	0.08	15.44	167.33	10.01	15.44
HFFC	HF Financial Corp.	SD	NASDAQ	17.750	17.955	14.091	3.26	9.63	1.26	220.64	0.42	14.09	124.21	8.04	14.55
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.990	16.619	7.853	0.65	-6.67	0.16	37.54	0.19	93.27	121.44	37.27	30.41
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	20.000	21.500	17.000	0.00	-3.85	1.36	99.79	0.20	14.71	90.66	20.04	14.71
UTBI	United Tennessee Bankshares	TN	NASDAQ	19.000	19.750	12.500	-2.56	3.54	1.32	94.76	0.33	14.39	144.05	20.05	14.50
BAFI	BancAffiliated Inc.	TX	OTC BB	22.250	30.000	15.100	1.14	-5.32	2.24	331.30	0.00	10.35	107.23	6.72	10.35
CBSA	Coastal Bancorp Inc.	TX	NASDAQ	41.260	41.610	27.900	-0.12	19.94	2.31	512.48	0.54	18.59	166.51	8.05	19.10
ETFSE	East Texas Financial Services	TX	OTC BB	15.500	15.500	12.500	14.39	6.90	0.81	188.56	0.20	11.92	89.39	8.22	27.68
FBTX	Franklin Bank Corp.	TX	NASDAQ	18.980	20.700	16.510	-1.91	NA	0.30	106.07	0.00	65.45	164.19	17.89	47.45
HRGB	Heritage Bancshares	TX	OTC BB	25.620	25.750	12.900	1.07	86.87	-0.10	111.76	0.00	NM	153.69	22.92	NA
CFFC	Community Financial Corp.	VA	NASDAQ	20.710	24.700	14.100	0.78	9.52	1.57	154.91	0.38	13.54	152.84	13.37	14.18
GAFC	Greater Atlantic Financial	VA	NASDAQ	7.710	8.310	6.500	-5.40	-2.77	0.28	175.65	0.00	40.58	108.44	4.39	70.09
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	20.000	21.333	15.133	-0.40	0.00	0.98	106.32	0.37	22.22	154.20	18.81	22.73
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.650	25.950	14.691	3.02	4.61	1.78	182.01	0.27	14.83	238.60	14.09	15.64
FBNW	FirstBank NW Corp.	WA	NASDAQ	30.400	31.050	23.200	-0.75	0.03	2.32	239.41	0.60	13.88	126.30	12.70	13.88
HFWA	Heritage Financial Corp.	WA	NASDAQ	21.400	24.470	19.380	-2.68	-4.76	1.37	103.50	0.57	16.21	212.94	20.68	16.21
HRZB	Horizon Financial Corp.	WA	NASDAQ	19.200	19.330	14.170	1.32	7.63	1.20	78.81	0.48	16.41	184.97	24.36	16.55
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	16.050	17.050	15.500	0.12	-1.53	NA	81.17	0.00	NA	109.04	19.77	NA
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	19.541	21.830	16.000	-7.96	-9.70	1.07	103.75	0.55	18.26	146.16	18.83	NA
STSA	Sterling Financial Corp.	WA	NASDAQ	36.430	38.960	18.509	-3.55	10.06	2.40	287.74	0.00	15.57	216.33	12.66	16.48
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	22.740	24.950	18.800	-2.19	-6.84	1.62	107.60	0.52	14.77	122.85	21.13	13.95
WFSL	Washington Federal Inc.	WA	NASDAQ	25.960	26.436	18.818	-1.19	0.40	1.83	96.22	0.79	14.19	190.18	26.98	14.19
WM	Washington Mutual Inc.	WA	NYSE	44.940	46.980	32.400	0.42	-1.58	4.20	314.49	1.40	10.67	199.20	14.29	12.35
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	26.160	27.100	21.760	-1.13	3.11	2.10	159.99	0.42	12.76	200.61	16.35	12.95
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.930	12.600	6.201	-1.00	-5.86	0.30	39.46	0.12	37.69	117.78	27.70	37.69

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FTFC	First Federal Capital Corp	WI	NASDAQ	21.220	24.250	18.400	-4.46	-10.46	1.71	147.73	0.55	12.56	171.82	14.36	12.56
AFBC	Advance Financial Bancorp	WV	NASDAQ	18.070	21.750	13.100	-2.74	-5.36	1.84	230.87	0.38	9.93	120.63	7.83	11.22
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	19.500	22.000	12.900	-7.14	8.33	0.45	98.05	0.48	59.09	116.98	19.89	46.43
ALL THRIFTS															
	AVERAGE			24.083	25.808	16.643	0.41	4.91	1.34	166.92	0.42	22.60	164.28	16.22	22.42
	MEDIAN			21.896	24.470	15.695	-0.10	2.91	1.27	154.95	0.40	17.27	145.77	15.45	17.98
	HIGH			115.420	115.600	68.640	29.81	86.87	7.25	542.67	2.00	200.00	604.11	60.79	197.78
	LOW			1.100	2.000	1.010	-40.43	-45.16	-7.64	18.23	0.00	6.33	51.91	2.15	6.48
AVERAGE FOR STATE															
	IL			28.407	30.551	21.577	-2.27	3.14	1.62	225.93	0.44	22.69	128.20	14.09	25.37
AVERAGE BY REGION															
	MIDWEST			21.512	23.114	15.704	-0.01	3.39	1.25	158.25	0.46	19.44	136.68	15.00	20.14
	NEW ENGLAND			33.735	35.886	21.169	-2.05	8.99	1.52	204.20	0.56	37.73	197.94	19.28	28.93
	MID ATLANTIC			24.381	25.876	16.504	1.19	5.88	1.18	155.24	0.41	21.81	197.18	18.37	21.74
	SOUTHEAST			19.582	21.771	14.000	-0.01	-1.09	1.04	140.18	0.35	25.80	164.27	15.43	29.26
	SOUTHWEST			22.938	25.078	16.754	1.76	12.89	1.22	225.35	0.28	24.75	123.69	11.65	20.64
	WEST			30.922	32.446	19.705	2.09	8.74	2.20	191.78	0.35	18.11	197.50	17.60	18.84
AVERAGE BY EXCHANGE															
	NYSE			39.932	41.688	23.986	4.63	6.85	2.97	237.36	0.51	19.83	215.12	18.48	16.37
	AMEX			26.880	28.919	16.996	-0.85	6.80	1.23	189.11	0.44	40.67	174.65	14.87	35.97
	NASDAQ			22.941	24.600	16.047	-0.01	4.29	1.22	153.51	0.43	21.80	166.37	16.99	22.11
	OTC			20.451	22.170	15.371	2.10	7.24	1.23	183.72	0.34	16.78	132.20	12.27	18.15
	Pink Sheets			21.388	23.813	17.156	-3.62	1.10	1.31	186.75	0.42	23.08	108.91	12.83	26.49

EXHIBIT 31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	164,475	15,101	15,037	0.87	0.91	9.15	9.52	07/01/99	OTC BB	626,132	15.34
SRNN	Southern Banc Co.	AL	109,021	18,689	18,685	0.66	0.55	3.93	3.25	10/05/95	OTC BB	961,498	15.38
SZB	SouthFirst Bancshares Inc.	AL	133,178	11,664	11,120	0.10	0.05	1.08	0.53	02/14/95	AMEX	718,897	12.80
FFBH	First Federal Bancshares of AR	AR	690,653	75,078	75,078	1.08	1.08	10.26	10.26	05/03/96	NASDAQ	5,340,000	109.47
HCBB	HCB Bancshares Inc.	AR	232,458	27,701	27,701	0.20	0.30	1.74	2.66	05/07/97	NASDAQ	1,447,013	26.26
PFSL	Pocahontas Bancorp Inc.	AR	745,854	53,048	36,567	0.77	0.61	10.66	8.48	04/01/98	NASDAQ	4,549,791	75.75
BYFC	Broadway Financial Corp.	CA	229,815	18,191	18,191	0.71	0.68	9.56	9.17	01/09/96	NASDAQ	1,832,507	24.37
CCBI	Commercial Capital Bancorp	CA	1,723,139	102,042	89,007	1.57	1.42	22.69	20.42	12/18/02	NASDAQ	29,956,365	617.10
DSL	Downey Financial Corp.	CA	11,645,980	917,018	913,868	0.89	NA	11.65	NA	01/01/71	NYSE	27,928,722	1503.40
FPTB	First PacTrust Bancorp Inc.	CA	623,964	84,539	84,539	0.74	0.74	4.66	4.66	08/23/02	NASDAQ	5,056,400	114.88
FED	FirstFed Financial Corp.	CA	4,825,022	436,567	429,239	1.43	1.43	15.97	15.97	12/16/83	NYSE	17,045,643	739.78
GDW	Golden West Financial	CA	82,549,890	5,947,268	5,947,268	1.47	1.40	20.16	19.30	05/29/59	NYSE	152,119,108	17557.59
HWFG	Harrington West Finl Grp Inc	CA	974,799	48,076	42,975	0.82	NA	16.36	NA	NA	NASDAQ	5,206,141	85.90
HTHR	Hawthorne Financial Corp.	CA	2,674,003	185,274	161,328	1.11	NA	16.62	NA	NA	NASDAQ	11,729,342	460.73
NDE	IndyMac Bancorp Inc.	CA	13,240,391	1,017,431	983,734	1.46	1.07	18.30	13.34	NA	NYSE	56,760,313	1997.96
PPBI	Pacific Premier Bancorp	CA	309,368	37,332	37,332	0.82	0.79	12.44	11.94	06/25/97	NASDAQ	5,255,072	76.72
PFB	PFF Bancorp Inc.	CA	3,460,419	313,686	312,396	1.24	1.17	13.63	12.95	03/29/96	NYSE	16,869,879	605.10
PROV	Provident Financial Holdings	CA	1,297,596	105,149	NA	1.31	1.29	15.54	15.27	06/28/96	NASDAQ	7,226,996	179.14
QCBC	Quaker City Bancorp Inc.	CA	1,755,062	143,102	142,778	1.36	1.36	16.08	16.08	12/30/93	NASDAQ	6,258,927	272.69
UPFC	United PanAm Financial Corp.	CA	1,670,716	103,327	103,327	0.99	0.93	13.76	12.93	04/24/98	NASDAQ	16,100,204	286.91
WES	Westcorp	CA	14,615,920	1,122,485	1,122,146	0.88	NA	14.24	NA	05/01/86	NYSE	51,698,398	2212.69
HCBC	High Country Bancorp Inc.	CO	193,569	18,281	18,281	1.06	1.06	11.22	11.22	12/10/97	Pink Sheet	901,704	27.92
MTXC	Matrix Bancorp Inc.	CO	1,725,823	69,621	69,621	0.14	NA	3.37	NA	10/18/96	NASDAQ	6,518,981	70.99
ANE	Alliance Bncp of New England	CT	438,443	32,841	32,792	0.35	0.69	5.10	10.07	12/19/86	AMEX	2,859,001	117.91
SBMC	Connecticut Bancshares Inc.	CT	2,587,806	263,833	236,585	1.07	1.04	10.72	10.42	03/02/00	NASDAQ	11,134,933	577.90
NMIL	NewMil Bancorp Inc.	CT	704,042	52,306	43,606	1.11	1.11	14.37	14.33	02/01/86	NASDAQ	4,093,000	114.64
WBS	Webster Financial Corp.	CT	14,568,690	1,152,895	821,966	1.15	1.07	15.16	14.16	12/12/86	NYSE	46,276,000	2330.00
IFSB	Independence Federal Svgs Bank	DC	217,492	21,812	21,812	-0.35	-0.12	-3.82	-1.33	06/06/85	NASDAQ	1,552,519	36.45
WSFS	WSFS Financial Corp.	DE	2,207,077	187,992	187,992	3.19	1.06	31.46	10.42	11/26/86	NASDAQ	7,321,293	354.79
BBX	BankAtlantic Bancorp Inc.	FL	4,831,549	413,452	324,793	1.23	0.86	13.75	9.70	11/29/83	NYSE	59,272,948	974.79
BKUNA	BankUnited Financial Corp.	FL	7,247,748	454,077	425,724	0.63	0.59	10.14	9.60	12/11/85	NASDAQ	29,890,300	807.86
FDT	Federal Trust Corp.	FL	439,244	26,177	26,177	0.65	0.57	10.29	9.10	12/12/97	AMEX	6,591,338	49.44
FFLC	FFLC Bancorp Inc.	FL	947,914	77,356	77,356	0.98	0.98	12.20	12.20	01/04/94	NASDAQ	5,397,154	156.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFFL	Fidelity Bankshares Inc.	FL	3,046,524	184,715	182,544	0.64	0.70	10.15	11.03	05/15/01	NASDAQ	15,024,648	544.94
FCFL	First Community Bank Corp.	FL	173,231	19,752	19,324	NA	NA	NA	NA	NA	NASDAQ	1,990,069	33.39
FFBK	FloridaFirst Bancorp Inc.	FL	821,190	103,532	93,891	0.71	0.59	5.68	4.73	12/22/00	NASDAQ	5,381,763	146.08
HARB	Harbor Florida Bancshares Inc.	FL	2,413,948	268,676	264,692	1.69	1.64	14.92	14.50	03/19/98	NASDAQ	23,827,457	691.05
EBDC	Ebank Financial Services Inc.	GA	105,422	6,521	6,521	-0.48	-0.71	-7.21	-10.57	04/01/98	OTC BB	2,060,639	2.28
NTBK	NetBank Inc.	GA	4,716,900	430,350	367,909	1.17	1.00	11.87	10.13	07/29/97	NASDAQ	47,584,770	590.05
FFSX	First Federal Bankshares Inc.	IA	634,645	70,735	51,974	0.92	0.90	8.26	8.04	04/14/99	NASDAQ	3,770,267	86.34
CASH	First Midwest Financial Inc.	IA	782,100	45,262	41,859	0.47	0.45	7.95	7.67	09/20/93	NASDAQ	2,508,067	56.32
HZFS	Horizon Financial Svcs Corp.	IA	93,096	11,020	11,020	1.40	1.30	12.34	11.43	06/30/94	OTC BB	771,571	13.12
FFFD	North Central Bancshares Inc.	IA	424,009	41,592	36,621	1.38	1.38	14.62	14.62	03/21/96	NASDAQ	1,604,780	61.75
SFFC	StateFed Financial Corp.	IA	93,323	13,937	13,937	0.05	-0.01	0.38	-0.05	01/05/94	NASDAQ	1,309,432	17.35
AFBA	Allied First Bancorp Inc.	IL	129,565	10,090	10,090	0.47	0.47	5.04	5.01	12/31/01	OTC BB	558,350	8.99
CFF	Centrue Financial Corporation	IL	509,409	31,415	27,460	0.36	0.31	5.32	4.57	01/06/93	AMEX	1,865,222	71.95
CFSL	Chesterfield Financial Corp.	IL	362,388	74,119	73,635	0.62	0.62	3.08	3.08	05/02/01	NASDAQ	3,875,521	99.99
CFSB	Citizens First Financial Corp.	IL	349,515	32,992	32,992	0.47	0.47	5.00	5.00	05/01/96	NASDAQ	1,500,000	36.00
ESDF	East Side Financial Inc.	IL	110,040	13,096	13,096	0.52	0.33	3.72	2.37	11/01/91	Pink Sheet	291,025	9.60
EFC	EFC Bancorp Inc.	IL	897,093	78,404	78,404	0.84	0.78	9.40	8.71	04/07/98	AMEX	4,592,671	121.44
FBTC	First BancTrust Corp.	IL	226,194	26,392	26,392	0.90	0.86	7.38	7.05	04/19/01	NASDAQ	1,250,200	31.51
FFBI	First Federal Bancshares Inc.	IL	312,363	40,575	38,762	0.89	0.61	6.01	4.13	09/28/00	NASDAQ	1,847,853	58.93
FSFF	First SecurityFed Financial	IL	490,842	81,228	81,167	1.75	1.75	10.61	10.60	10/31/97	NASDAQ	3,952,754	137.36
GTPS	Great American Bancorp	IL	159,450	17,636	17,151	0.88	0.88	8.26	8.26	06/30/95	NASDAQ	756,003	25.70
HMLK	Hemlock Federal Financial Corp	IL	318,774	22,343	NA	0.52	0.35	7.60	5.06	04/02/97	NASDAQ	973,000	28.12
MAFB	MAF Bancorp Inc.	IL	8,933,585	901,604	625,055	1.29	1.27	14.18	14.00	01/12/90	NASDAQ	33,063,853	1469.69
MCPH	Midland Capital Holdings Corp.	IL	155,809	11,518	11,518	0.62	0.62	8.70	8.70	06/30/93	OTC BB	372,600	14.72
NBSI	North Bancshares Inc.	IL	133,746	13,478	13,478	0.28	0.24	2.72	2.35	12/21/93	NASDAQ	1,144,695	15.82
PFED	Park Bancorp Inc.	IL	260,923	29,147	29,147	0.82	0.77	7.21	6.74	08/12/96	NASDAQ	1,154,995	31.74
RFBK	Rantoul First Bank SB	IL	31,702	2,837	2,837	NA	NA	NA	NA	04/02/03	Pink Sheet	190,961	3.27
AMFC	AMB Financial Corp.	IN	145,965	12,520	12,520	0.78	0.79	9.69	9.85	04/01/96	NASDAQ	949,379	16.14
ASBI	Ameriana Bancorp	IN	402,453	38,874	38,156	0.54	-0.26	6.18	-3.05	03/02/87	NASDAQ	3,148,288	48.48
BRBI	Blue River Bancshares Inc.	IN	110,424	11,973	11,973	-1.37	-1.26	-12.26	-11.26	06/24/98	NASDAQ	2,406,150	15.38
CITZ	CFS Bancorp Inc.	IN	1,569,428	155,953	155,953	0.23	0.15	2.28	1.52	07/24/98	NASDAQ	12,200,015	182.63
CSFC	City Savings Financial Corp.	IN	146,422	11,598	11,598	1.13	0.93	14.24	11.70	12/28/01	OTC BB	555,450	15.27
FFWC	FFW Corp.	IN	242,967	23,246	22,271	1.01	1.00	10.23	10.15	04/05/93	NASDAQ	1,300,229	33.16

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFED	Fidelity Federal Bancorp	IN	175,390	13,367	13,367	0.14	-0.01	1.69	-0.12	08/31/87	NASDAQ	9,618,658	18.76
FBEI	First Bancorp of Indiana Inc.	IN	211,901	30,145	28,082	0.76	0.74	4.82	4.69	04/07/99	NASDAQ	1,610,017	33.75
FCAP	First Capital Inc.	IN	399,012	43,410	37,397	0.95	0.94	8.54	8.43	01/04/99	NASDAQ	2,827,144	65.76
HFSK	HFS Bank FSB	IN	228,079	19,616	19,616	0.74	0.70	8.86	8.35	NA	Pink Sheet	1,866,200	25.19
HBBI	Home Building Bancorp	IN	51,405	6,722	6,722	0.83	0.83	6.01	6.01	02/08/95	OTC BB	262,858	5.77
HWEN	Home Financial Bancorp	IN	60,656	6,921	6,921	0.60	0.60	5.50	5.49	07/02/96	NASDAQ	1,356,050	8.39
LNCB	Lincoln Bancorp	IN	591,685	79,227	77,029	0.64	0.66	4.53	4.68	12/30/98	NASDAQ	4,411,891	91.86
LOGN	Logansport Financial Corp.	IN	156,824	16,356	16,356	0.97	0.85	9.37	8.19	06/14/95	NASDAQ	877,444	19.08
LSBI	LSB Financial Corp.	IN	319,272	27,727	27,727	0.94	0.94	11.04	11.04	02/03/95	NASDAQ	1,356,200	37.63
MFBC	MFB Corp.	IN	429,559	34,764	34,764	0.53	0.53	6.72	6.72	03/25/94	NASDAQ	1,303,810	42.37
MFSF	MutualFirst Financial Inc.	IN	823,791	97,520	96,612	1.01	1.01	8.40	8.40	12/30/99	NASDAQ	5,268,571	130.66
NEIB	Northeast Indiana Bancorp	IN	227,395	27,195	27,195	0.87	0.86	7.23	7.18	06/28/95	NASDAQ	1,487,514	31.10
NWIN	NorthWest Indiana Bancorp	IN	527,482	40,927	40,927	1.21	1.20	14.69	14.50	NA	OTC BB	2,751,235	83.91
PFDC	Peoples Bancorp	IN	501,234	63,929	61,025	1.11	1.11	8.74	8.75	07/07/87	NASDAQ	3,395,038	82.73
PBNC	PFS Bancorp Inc.	IN	118,187	26,922	26,922	0.70	0.71	3.03	3.10	10/12/01	NASDAQ	1,473,728	29.42
RIVR	River Valley Bancorp	IN	245,184	22,202	22,171	1.15	1.14	12.54	12.44	12/20/96	NASDAQ	1,640,704	44.66
SOBI	Sobieski Bancorp Inc.	IN	110,944	5,337	5,337	-4.04	-4.08	-57.20	-57.79	03/31/95	NASDAQ	677,732	4.64
UCBC	Union Community Bancorp	IN	261,577	35,530	32,719	0.85	0.85	6.46	6.46	12/29/97	NASDAQ	2,100,000	38.22
FFSL	First Independence Corp.	KS	159,385	15,153	15,153	0.83	0.83	8.81	8.81	10/08/93	Pink Sheet	919,916	16.37
FKAN	First Kansas Financial Corp.	KS	152,414	16,212	16,212	-0.06	-0.08	-0.50	-0.74	06/29/98	NASDAQ	908,245	17.13
CKFB	CKF Bancorp Inc.	KY	144,984	15,068	13,968	1.03	1.03	10.21	10.21	01/04/95	NASDAQ	1,471,686	23.56
CFBC	Community First Bancorp Inc.	KY	38,934	4,337	4,337	NA	NA	NA	NA	06/27/03	OTC BB	277,725	5.14
FKKY	Frankfort First Bancorp Inc.	KY	138,855	17,737	17,737	0.77	0.77	5.88	5.88	07/10/95	NASDAQ	1,261,522	29.55
HFFB	Harrodsburg First Fin Bancorp	KY	173,845	21,287	20,690	0.70	0.69	5.53	5.44	10/04/95	NASDAQ	1,222,978	28.43
HFBC	HopFed Bancorp Inc.	KY	521,683	47,128	41,321	0.76	0.66	7.47	6.51	02/09/98	NASDAQ	3,630,396	66.29
FPBF	FPB Financial Corp.	LA	86,390	6,884	6,884	0.65	0.65	7.13	7.13	07/01/99	OTC BB	277,100	6.37
GLBP	Globe Bancorp Inc.	LA	31,941	5,550	5,550	0.48	0.48	2.82	2.82	07/10/01	OTC BB	273,800	4.93
GSLA	GS Financial Corp.	LA	212,193	29,751	29,751	0.29	-0.13	1.92	-0.84	04/01/97	NASDAQ	1,324,080	25.05
TSH	Teche Holding Co.	LA	565,755	57,038	57,038	1.18	1.18	10.77	10.73	04/19/95	AMEX	2,263,014	83.04
ABBK	Abington Bancorp Inc.	MA	814,935	58,713	48,924	0.36	0.38	5.29	5.54	06/10/86	NASDAQ	4,020,000	187.36
BHL	Berkshire Hills Bancorp Inc.	MA	1,218,717	123,175	112,942	0.79	0.67	7.36	6.25	06/28/00	AMEX	5,903,082	219.00
BFD	BostonFed Bancorp Inc.	MA	1,695,512	94,649	77,113	0.21	0.20	3.51	3.32	10/24/95	AMEX	4,491,796	149.58
BRKL	Brookline Bancorp Inc.	MA	1,524,034	606,684	606,684	0.98	0.89	2.24	2.03	07/10/02	NASDAQ	58,825,231	926.50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CEBK	Central Bancorp Inc.	MA	478,177	43,091	40,859	0.47	0.47	5.55	5.50	10/24/86	NASDAQ	1,664,957	60.77
FCB	Falmouth Bancorp Inc.	MA	158,109	17,856	17,856	0.14	0.45	1.23	4.06	03/28/96	AMEX	916,727	34.84
FAB	FIRSTFED AMERICA BANCORP INC.	MA	2,556,439	219,497	167,497	0.90	0.72	11.37	9.08	01/15/97	AMEX	18,790,145	528.59
HIFS	Hingham Instit. for Savings	MA	483,954	40,913	40,913	1.18	1.12	13.53	12.81	12/20/88	NASDAQ	2,079,250	83.17
LSBX	LSB Corp.	MA	466,108	55,002	55,002	0.94	0.65	7.76	5.33	05/02/86	NASDAQ	4,234,000	75.41
MASB	MASSBANK Corp.	MA	1,010,249	110,927	109,837	0.78	0.75	7.08	6.80	05/28/86	NASDAQ	4,407,453	180.26
MFLR	Mayflower Co-operative Bank	MA	213,598	17,490	17,390	0.99	1.05	11.86	12.68	12/23/87	NASDAQ	2,043,496	39.23
MYST	Mystic Financial Inc.	MA	434,319	26,437	26,437	0.37	0.30	6.12	4.96	01/09/98	NASDAQ	1,551,126	50.51
SCFS	Seacoast Financial Services	MA	4,385,131	390,857	268,306	0.71	0.71	8.18	8.20	11/20/98	NASDAQ	25,820,830	888.31
WRO	Woronoco Bancorp Inc.	MA	796,052	78,743	76,908	0.83	0.82	8.24	8.11	03/19/99	AMEX	3,631,974	129.30
ABKD	American Bank Holdings Inc.	MD	220,952	14,234	14,234	0.49	0.63	6.60	8.58	NA	OTC BB	1,873,478	15.07
BUCS	BUCS Financial Corp	MD	117,334	9,780	9,406	0.43	0.42	4.86	4.76	03/15/01	OTC BB	401,044	9.42
SVBI	Severn Bancorp Inc.	MD	529,785	50,578	50,244	2.31	2.31	24.63	24.63	NA	NASDAQ	4,144,092	128.40
WSB	Washington Savings Bank FSB	MD	406,223	41,431	41,431	2.05	1.90	20.35	18.88	08/03/88	AMEX	6,968,618	63.78
NBN	Northeast Bancorp	ME	496,973	36,365	35,506	0.81	0.73	10.40	9.34	08/19/87	AMEX	2,517,341	48.84
CTZN	Citizens First Bancorp Inc.	MI	1,064,678	154,790	154,790	1.26	1.26	8.52	8.56	03/07/01	NASDAQ	8,518,902	205.09
FBC	Flagstar Bancorp Inc.	MI	10,570,193	654,591	654,591	2.54	2.54	47.58	47.58	04/30/97	NYSE	60,671,000	1562.72
MCBF	Monarch Community Bancorp Inc	MI	208,547	37,234	37,234	0.49	0.49	2.74	2.74	08/30/02	NASDAQ	2,403,250	38.36
MSBF	MSB Financial Inc.	MI	94,891	15,473	13,722	1.37	1.38	9.01	9.13	02/06/95	NASDAQ	1,306,733	24.04
STBI	Sturgis Bancorp	MI	288,652	28,844	23,632	0.96	0.96	10.10	10.10	11/10/88	NASDAQ	2,808,535	39.07
FFHH	FSF Financial Corp.	MN	520,106	52,352	47,490	1.03	1.03	11.11	11.11	10/07/94	NASDAQ	2,381,398	72.39
HMNF	HMN Financial Inc.	MN	866,436	80,931	76,683	1.10	0.99	10.74	9.71	06/30/94	NASDAQ	4,512,652	126.08
WEFC	Wells Financial Corp.	MN	222,453	27,404	27,404	1.78	1.78	15.24	15.24	04/11/95	NASDAQ	1,133,440	38.49
CCFC	CCSB Financial Corp.	MO	82,590	15,025	15,025	0.18	0.18	1.08	1.08	01/09/03	OTC BB	978,650	15.51
FBSI	First Bancshares Inc.	MO	274,302	27,452	26,937	0.87	0.83	8.86	8.47	12/22/93	NASDAQ	1,666,872	34.36
NASB	NASB Financial Inc.	MO	1,217,396	126,137	122,891	2.19	2.17	20.25	20.11	09/27/85	NASDAQ	8,455,442	359.36
PULB	Pulaski Financial Corp.	MO	439,497	37,012	37,012	1.33	1.28	16.01	15.42	12/03/98	NASDAQ	5,356,000	104.09
SMBC	Southern Missouri Bancorp Inc.	MO	296,886	26,189	23,203	1.00	1.00	11.25	11.25	04/13/94	NASDAQ	2,308,050	35.38
CSBC	Citizens South Banking Corp.	NC	495,537	87,669	79,919	0.68	0.55	3.61	2.90	10/01/02	NASDAQ	8,703,113	123.85
CDLC	Coddle Creek Financial Corp.	NC	139,532	21,504	21,504	0.89	0.89	5.90	5.84	12/31/97	OTC BB	699,156	25.17
KSAV	KS Bancorp Inc.	NC	201,516	18,577	18,577	0.71	0.69	7.80	7.62	12/30/93	OTC BB	1,197,029	23.94
MTUC	Mutual Community Savings Bank	NC	92,953	7,508	7,508	NA	NA	NA	NA	06/29/93	OTC BB	362,488	3.90
SSFC	South Street Financial Corp.	NC	219,286	25,214	25,214	0.71	0.71	6.25	6.25	10/03/96	NASDAQ	3,079,867	32.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CFB	Commercial Federal Corp.	NE	12,188,859	755,353	575,804	0.70	0.56	12.01	9.66	12/31/84	NYSE	41,452,691	1162.33
TONE	TierOne Corp.	NE	2,207,868	295,089	295,089	1.13	1.13	7.04	7.04	10/02/02	NASDAQ	18,060,061	406.17
NHTB	New Hampshire Thrift Bncshrs	NH	515,566	37,740	25,600	1.14	1.10	16.08	15.54	05/22/86	NASDAQ	1,982,106	57.25
FNSW	Farnsworth Bancorp Inc.	NJ	92,224	6,593	6,593	0.65	0.52	8.84	7.07	09/30/98	OTC BB	433,031	8.12
FSLA	First Sentinel Bancorp Inc.	NJ	2,204,670	227,574	223,844	0.82	NA	8.83	NA	04/09/98	NASDAQ	27,251,064	589.17
FMCO	FMS Financial Corp.	NJ	1,224,783	62,830	59,522	0.53	0.48	10.29	9.46	12/14/88	NASDAQ	6,485,877	117.78
OCFC	OceanFirst Financial Corp.	NJ	1,717,409	134,662	133,179	1.14	1.11	14.84	14.49	07/03/96	NASDAQ	13,350,999	337.11
PBCI	Pamrapo Bancorp Inc.	NJ	636,895	51,323	51,323	1.25	1.25	15.45	15.45	11/14/89	NASDAQ	4,974,313	141.02
PFSB	PennFed Financial Services Inc	NJ	1,791,986	120,764	118,496	0.69	0.74	10.39	11.22	07/15/94	NASDAQ	6,872,601	239.99
PFS	Provident Financial Services	NJ	4,284,878	817,119	794,229	0.46	0.82	2.31	4.14	01/16/03	NYSE	60,792,600	1197.61
SYNF	Synergy Finl Group Inc.	NJ	591,287	39,261	38,522	0.55	0.53	7.13	6.88	01/21/04	NASDAQ	12,450,985	129.74
AABC	Access Anytime Bancorp Inc.	NM	205,427	15,366	13,788	0.65	0.64	8.50	8.46	08/08/86	NASDAQ	1,349,070	18.53
GUPB	GFSB Bancorp Inc.	NM	239,521	18,170	18,170	0.69	0.69	8.98	8.98	06/30/95	NASDAQ	1,146,270	24.98
AF	Astoria Financial Corp.	NY	22,457,665	1,396,531	1,211,380	0.87	0.85	13.26	12.94	11/18/93	NYSE	78,670,254	3173.56
ALFC	Atlantic Liberty Financial	NY	160,807	26,243	26,243	0.94	0.94	5.33	5.33	10/23/02	NASDAQ	1,710,984	33.77
CNY	Carver Bancorp Inc.	NY	529,571	43,299	43,281	0.94	0.94	11.62	11.58	10/25/94	AMEX	2,284,390	54.85
DCOM	Dime Community Bancshares Inc.	NY	2,971,661	283,919	227,408	1.67	1.63	18.76	18.29	06/26/96	NASDAQ	25,410,074	798.86
ESBK	Elmira Savings Bank	NY	284,654	22,121	21,558	0.86	0.75	11.33	9.87	03/01/85	NASDAQ	1,039,000	32.71
FNFG	First Niagara Finl Group	NY	3,589,507	728,174	613,476	1.02	1.04	5.19	5.29	01/21/03	NASDAQ	70,813,651	1228.27
FFIC	Flushing Financial Corp.	NY	1,910,751	146,762	142,857	1.21	NA	15.93	NA	11/21/95	NASDAQ	19,290,601	364.59
GPT	GreenPoint Financial Corp.	NY	22,985,000	1,839,000	1,444,000	2.12	2.11	25.28	25.14	01/28/94	NYSE	131,897,000	5753.35
HRBT	Hudson River Bancorp	NY	2,579,259	273,441	202,924	1.22	1.22	11.66	11.64	07/01/98	NASDAQ	30,311,694	609.23
ICBC	Independence Comm. Bank Corp.	NY	9,546,607	991,111	805,760	1.58	NA	14.60	NA	03/17/98	NASDAQ	54,475,715	2156.69
NYB	New York Community Bancorp	NY	23,441,337	2,868,657	851,311	2.26	2.05	20.74	18.85	11/23/93	NYSE	256,649,073	9013.52
PBCP	Provident Bancorp Inc.	NY	1,305,958	119,530	105,011	1.01	0.89	9.80	8.69	01/15/04	NASDAQ	35,224,911	455.52
SFFS	Sound Federal Bancorp Inc.	NY	882,942	132,091	118,121	0.91	0.91	5.61	5.61	01/07/03	NASDAQ	12,803,133	196.78
SIB	Staten Island Bancorp Inc.	NY	7,486,156	604,965	NA	0.18	0.79	2.10	9.30	12/22/97	NYSE	60,290,796	1466.27
TRST	TrustCo Bank Corp NY	NY	2,783,382	226,762	226,209	1.96	1.71	23.56	20.62	NA	NASDAQ	73,946,000	999.75
WSBI	Warwick Community Bancorp	NY	759,996	73,834	71,432	0.82	0.78	8.50	8.15	12/23/97	NASDAQ	4,495,724	156.23
ASBP	ASB Financial Corp.	OH	160,151	17,008	17,008	1.35	1.26	12.69	11.84	05/11/95	NASDAQ	1,663,670	41.59
CAFI	Camco Financial Corp.	OH	1,044,706	93,750	90,797	0.83	0.79	9.13	8.65	NA	NASDAQ	7,377,737	124.87
GCFC	Central Federal Corp.	OH	107,011	19,856	19,856	-2.19	-1.36	-12.36	-7.68	12/30/98	NASDAQ	2,024,100	29.05
CIBI	Community Investors Bancorp	OH	120,999	13,228	13,228	0.78	0.78	7.33	7.33	02/07/95	NASDAQ	1,090,050	18.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFDF	FFD Financial Corp.	OH	138,418	17,078	17,078	0.70	0.70	5.61	5.61	04/03/96	NASDAQ	1,205,264	17.86
FDEF	First Defiance Financial	OH	1,040,599	124,269	103,725	1.24	1.13	9.97	9.12	10/02/95	NASDAQ	6,328,000	176.23
FFBZ	First Federal Bancorp Inc.	OH	242,874	22,264	22,264	0.76	0.85	8.11	9.04	07/13/92	NASDAQ	3,261,481	28.81
FFHS	First Franklin Corp.	OH	273,402	23,814	23,814	0.52	0.40	6.05	4.68	01/26/88	NASDAQ	1,642,558	33.02
FNFI	First Niles Financial Inc.	OH	100,033	16,630	16,630	1.06	0.93	6.13	5.42	10/27/98	NASDAQ	1,399,310	23.79
FPFC	First Place Financial Corp.	OH	1,670,695	187,395	164,578	1.15	1.11	10.00	9.65	01/04/99	NASDAQ	13,288,852	261.15
HCFC	Home City Financial Corp.	OH	151,784	11,907	11,596	0.43	0.42	5.53	5.44	12/30/96	NASDAQ	794,400	12.91
HLFC	Home Loan Financial Corp.	OH	149,635	22,205	22,205	1.29	1.29	8.70	8.70	03/26/98	NASDAQ	1,673,570	31.71
IDVB	Indian Village Bancorp Inc.	OH	94,890	8,177	8,177	0.40	0.14	4.70	1.67	07/02/99	Pink Sheet	392,270	7.45
LWFH	Lawrence Financial Holdings	OH	125,462	14,025	14,025	0.36	0.27	3.41	2.53	12/29/00	OTC BB	650,110	15.70
NLVS	Northern Savings & Loan Co.	OH	322,607	41,388	41,388	0.75	0.90	5.84	7.02	NA	OTC BB	2,338,268	53.17
PCBI	Peoples Community Bancorp Inc.	OH	822,548	47,845	42,317	0.53	0.45	7.83	6.63	03/30/00	NASDAQ	2,522,088	53.34
POHF	Peoples Ohio Financial	OH	192,536	24,504	24,504	1.01	1.01	8.68	8.70	12/18/89	OTC BB	7,409,425	30.90
PSFC	Peoples-Sidney Financial Corp.	OH	136,465	17,259	17,259	0.64	0.64	5.22	5.22	04/28/97	NASDAQ	1,432,648	25.24
PFOH	Perpetual Federal Savings Bank	OH	305,108	50,607	50,607	1.48	1.48	9.21	9.21	04/19/91	OTC BB	2,467,598	61.07
PVFC	PVF Capital Corp.	OH	687,402	61,539	61,539	1.20	1.20	14.34	14.34	12/30/92	NASDAQ	6,383,848	94.60
UCFC	United Community Finl Corp.	OH	2,073,833	279,836	242,456	1.15	1.12	8.27	8.08	07/09/98	NASDAQ	34,085,915	417.89
WAYN	Wayne Savings Bancshares	OH	371,964	44,352	44,352	0.75	0.75	6.52	6.52	01/09/03	NASDAQ	3,907,318	63.06
WOFC	Western Ohio Financial Corp.	OH	376,318	43,492	43,492	0.73	0.68	5.86	5.46	07/29/94	NASDAQ	1,749,138	55.58
WFI	Winton Financial Corp.	OH	556,644	43,829	43,748	0.91	0.91	11.10	11.04	08/04/88	AMEX	4,486,254	62.13
ESBF	ESB Financial Corp.	PA	1,365,780	96,871	89,271	0.63	0.57	8.75	7.89	06/13/90	NASDAQ	10,785,399	157.14
FSBI	Fidelity Bancorp Inc.	PA	627,293	40,705	37,810	0.66	0.61	9.73	8.96	06/24/88	NASDAQ	2,435,108	61.06
FKFS	First Keystone Financial	PA	555,974	31,436	31,436	0.50	0.38	8.32	6.34	01/26/95	NASDAQ	1,890,897	51.25
GAF	GA Financial Inc.	PA	890,274	95,742	95,742	0.74	0.65	6.83	5.96	03/26/96	AMEX	4,979,227	172.73
HARL	Harleysville Savings Financial	PA	696,334	41,746	41,746	0.70	0.67	11.50	10.95	08/04/87	NASDAQ	2,276,791	77.41
KNBT	KNBT Bancorp Inc.	PA	1,940,560	388,916	388,916	-0.39	NA	-2.30	NA	11/03/03	NASDAQ	30,419,397	518.32
LARL	Laurel Capital Group Inc.	PA	302,725	27,145	23,286	0.64	0.63	7.10	7.07	02/20/87	NASDAQ	1,879,354	42.55
NTNY	Nittany Financial Corp.	PA	248,587	14,827	13,064	0.76	0.75	13.14	12.99	10/26/98	OTC BB	1,603,960	42.91
NEPF	Northeast PA Financial Corp.	PA	877,817	58,802	47,233	-0.38	-0.38	-5.19	-5.26	04/01/98	NASDAQ	4,181,800	75.36
PVSA	Parkvale Financial Corp.	PA	1,597,195	102,134	90,781	0.64	0.58	10.33	9.35	07/16/87	NASDAQ	5,575,382	165.37
PHSB	PHSB Financial Corp.	PA	339,970	46,650	46,650	0.80	0.49	5.79	3.57	12/21/01	NASDAQ	2,903,353	64.61
RSVB	Reserve Bancorp Inc.	PA	72,000	12,327	12,327	1.06	1.03	5.90	5.73	04/08/02	OTC BB	711,950	13.95
SOV	Sovereign Bancorp Inc.	PA	43,505,329	3,260,406	1,964,355	0.97	0.87	13.41	11.98	08/12/86	NYSE	296,900,000	6576.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
THRD	TF Financial Corp.	PA	606,200	54,928	50,236	-0.86	-0.88	-9.58	-9.81	07/13/94	NASDAQ	2,815,600	91.51
WYPT	Waypoint Financial Corp.	PA	5,329,902	402,233	381,471	0.77	0.66	9.95	8.54	10/12/00	NASDAQ	33,247,630	836.18
WGBC	Willow Grove Bncp Inc.	PA	836,726	109,883	108,904	0.83	0.66	5.88	4.64	04/04/02	NASDAQ	10,215,342	186.64
WVFC	WVS Financial Corp.	PA	417,305	30,444	30,444	0.70	0.70	8.87	8.87	11/29/93	NASDAQ	2,545,905	44.68
CFCP	Coastal Financial Corp.	SC	1,225,338	76,289	76,289	1.04	1.04	16.21	16.16	09/26/90	NASDAQ	12,963,502	215.06
DFBS	DutchFork Bancshares Inc.	SC	225,585	32,385	32,385	1.58	0.65	11.87	4.87	07/06/00	NASDAQ	1,127,841	42.86
FFCH	First Financial Holdings Inc.	SC	2,434,081	164,810	148,555	1.13	1.08	15.82	15.09	11/10/83	NASDAQ	12,574,934	376.49
PEDE	Great Pee Dee Bancorp Inc.	SC	157,079	26,382	25,241	0.79	0.87	4.46	4.94	12/31/97	NASDAQ	1,767,755	29.94
SFDL	Security Federal Corp.	SC	527,834	31,564	31,564	0.75	0.75	11.41	11.41	10/30/87	OTC BB	2,516,035	53.20
HFFC	HF Financial Corp.	SD	788,538	51,081	46,130	0.59	0.58	9.23	9.02	04/08/92	NASDAQ	3,573,895	63.60
JFBI	Jefferson Bancshares Inc.	TN	314,799	96,589	96,589	0.39	1.24	2.08	6.53	07/02/03	NASDAQ	8,385,517	117.31
SFBK	SFB Bancorp Inc.	TN	56,934	12,585	12,585	1.29	1.29	6.00	6.00	05/30/97	Pink Sheet	570,522	11.41
UTBI	United Tennessee Bankshares	TN	117,681	16,384	15,571	1.52	1.51	10.72	10.67	01/05/98	NASDAQ	1,241,879	23.60
BAFI	BancAffiliated Inc.	TX	92,252	5,777	5,777	0.84	0.84	11.07	11.07	06/01/01	OTC BB	278,454	6.20
CBSA	Coastal Bancorp Inc.	TX	2,682,990	133,692	112,263	0.52	0.51	9.29	9.07	03/25/92	NASDAQ	5,235,324	216.01
ETFSE	East Texas Financial Services	TX	220,945	20,313	18,143	0.42	0.30	4.66	3.37	01/10/95	OTC BB	1,171,724	18.16
FBTX	Franklin Bank Corp.	TX	2,251,300	245,438	187,356	0.28	0.39	2.92	4.01	NA	NASDAQ	21,225,263	402.86
HRGB	Heritage Bancshares	TX	52,892	7,890	7,890	-0.09	-0.09	-0.58	-0.58	02/26/02	OTC BB	473,248	12.12
CFFC	Community Financial Corp.	VA	321,420	28,109	28,076	1.07	1.02	11.93	11.35	03/30/88	NASDAQ	2,074,847	43.00
GAFC	Greater Atlantic Financial	VA	529,134	21,413	20,129	0.17	0.13	4.02	2.98	06/25/99	NASDAQ	3,012,434	23.23
EVRT	EverTrust Financial Group Inc.	WA	744,258	90,774	90,774	0.95	0.92	7.27	7.09	10/04/99	NASDAQ	6,999,899	139.02
FMSB	First Mutual Bancshares Inc.	WA	860,844	50,827	50,827	1.05	0.99	17.66	16.75	12/17/85	NASDAQ	4,729,693	121.32
FBNW	FirstBank NW Corp.	WA	685,267	68,910	46,125	0.90	0.90	9.48	9.48	07/02/97	NASDAQ	2,862,331	86.15
HFWA	Heritage Financial Corp.	WA	640,920	62,232	55,592	1.52	1.52	13.04	13.04	01/09/98	NASDAQ	6,192,200	132.51
HRZB	Horizon Financial Corp.	WA	820,229	107,997	107,452	1.54	1.52	11.78	11.64	08/01/86	NASDAQ	10,408,222	199.84
RPFG	Rainier Pacific Finl Group Inc	WA	685,295	114,557	114,313	-0.39	-0.40	-4.18	-4.31	10/21/03	NASDAQ	8,442,840	135.51
RVSB	Riverview Bancorp Inc.	WA	514,041	63,815	53,722	1.08	1.40	8.39	10.91	10/01/97	NASDAQ	4,954,479	96.82
STSA	Sterling Financial Corp.	WA	4,276,906	250,348	202,392	0.88	0.84	14.41	13.64	06/30/83	NASDAQ	14,863,917	541.49
TSBK	Timberland Bancorp Inc.	WA	458,179	78,840	78,840	1.39	1.47	7.97	8.43	01/13/98	NASDAQ	4,258,180	96.83
WFSL	Washington Federal Inc.	WA	7,544,844	1,070,200	1,010,232	1.93	1.92	14.68	14.58	11/17/82	NASDAQ	78,410,069	1851.21
WM	Washington Mutual Inc.	WA	275,178,000	19,742,000	13,296,000	1.37	1.19	18.98	16.40	03/11/83	NYSE	874,986,000	39321.87
ABCW	Anchor BanCorp Wisconsin	WI	3,665,544	298,640	277,292	1.35	1.33	16.38	16.13	07/16/92	NASDAQ	22,910,440	599.93
BKMU	Bank Mutual Corp.	WI	3,108,527	731,080	673,437	0.76	0.76	5.45	5.43	10/30/03	NASDAQ	78,775,779	861.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FTFC	First Federal Capital Corp	WI	3,308,324	276,589	185,061	1.11	1.11	15.03	15.03	11/02/89	NASDAQ	22,394,773	475.22
AFBC	Advance Financial Bancorp	WV	322,839	20,953	14,633	0.79	0.70	12.38	10.94	01/02/97	NASDAQ	1,398,373	25.27
CRZY	Crazy Woman Creek Bancorp	WY	80,095	13,621	13,398	0.47	0.45	NM	NM	03/29/96	Pink Sheet	816,898	15.93
ALL THRIFTS													
	AVERAGE		3,290,590	269,815	214,430	1.26	1.09	15.64	13.58			16,759,293	569.69
	MEDIAN		496,255	43,355	41,388	0.83	0.79	8.75	8.55			3,046,150.50	65.19
	HIGH		275,178,000	19,742,000	13,296,000	3.19	2.54	47.58	47.58			874,986,000	39,321.87
	LOW		31,702	2,837	2,837	-4.04	-4.08	-57.20	-57.79			190,961	2.28
AVERAGE FOR STATE													
	IL		836,337	86,680	72,079	1.08	1.05	10.90	10.55			3,586,856	135.30
AVERAGE BY REGION													
	MIDWEST		815,540	78,904	70,952	1.15	1.10	12.66	12.17			5,696,137	122.67
	NEW ENGLAND		1,777,343	173,001	143,136	0.93	0.87	9.59	9.00			10,362,122	339.97
	MID ATLANTIC		3,832,515	348,459	245,988	1.22	1.06	13.77	12.02			30,416,013	830.65
	SOUTHEAST		1,097,948	92,217	84,272	0.95	0.85	11.12	9.93			8,764,954	174.42
	SOUTHWEST		658,538	48,752	42,347	0.46	0.42	6.43	5.92			3,264,464	70.55
	WEST		15,508,908	1,153,954	945,290	1.36	1.15	18.31	15.52			51,056,960	2,481.74
AVERAGE BY EXCHANGE													
	NYSE		33,637,369	2,544,672	1,977,943	1.34	1.18	18.05	15.84			134,722,378	5,714.64
	AMEX		767,977	64,508	59,063	0.75	0.69	8.86	8.13			4,616,231	120.01
	NASDAQ		1,098,618	111,441	101,093	1.03	0.85	10.35	8.52			9,245,551	204.40
	OTC		163,700	16,048	15,897	0.77	0.77	7.62	7.57			1,217,745	20.68
	Pink Sheets		119,337	12,921	12,893	0.77	0.71	8.15	7.52			743,687	14.64

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

			IPO Date	IPO Price ($)	PRICES AND CHANGE FROM IPO DATE: 1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	10.00	11.00	10.00	11.13	11.30	11.51	15.10
CCFC	CCSB Financial Corp.	MO	01/09/03	10.00	12.00	20.00	12.31	23.10	12.50	25.00
WAYN	Wayne Savings Bancshares	OH	01/09/03	10.00	11.20	12.00	11.21	12.10	11.15	11.50
PFS	Provident Financial Services	NJ	01/16/03	10.00	15.50	55.00	15.52	55.20	15.15	51.50
FNFG	First Niagara Finl Group	NY	01/21/03	10.00	11.27	12.70	11.34	13.40	11.26	12.60
RFBK	Rantoul First Bank SB	IL	04/02/03	10.00	11.51	15.10	12.00	20.00	12.35	23.50
CFBC	Community First Bancorp Inc.	KY	06/27/03	10.00	12.00	20.00	12.03	20.30	12.05	20.50
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	10.00	12.39	23.90	12.50	25.00	14.00	40.00
ASBH	ASB Holding Co (MHC)	NJ	10/03/03	10.00	16.20	62.00	17.10	71.00	16.85	68.50
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	10/21/03	8.00	13.10	63.75	12.35	54.38	12.85	60.63
RPFG	Rainier Pacific Finl Group Inc	WA	10/21/03	10.00	16.99	69.90	16.52	65.20	16.10	61.00
BKMU	Bank Mutual Corp.	WI	10/30/03	10.00	11.78	17.80	11.94	19.40	11.54	15.40
KNBT	KNBT Bancorp Inc.	PA	11/03/03	10.00	16.88	68.80	16.82	68.20	16.97	69.70
CHEV	Cheviot Financial (MHC)	OH	01/06/04	10.00	13.32	33.20	13.47	34.70	13.30	33.00
PBCP	Provident Bancorp Inc.	NY	01/15/04	10.00	11.50	15.00	11.38	13.80	11.51	15.10
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	10.00	10.90	9.00	10.88	8.80	10.79	7.90
		AVERAGE				31.76		32.24		33.18
		MEDIAN				20.00		21.70		24.25
		HIGH				69.90		71.00		69.70
		LOW				9.00		8.80		7.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF FIRST FEDERAL SAVINGS & LOAN ASSOCIATION

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NEBS	New England Bancshares (MHC)	CT	OTC BB	20.150	21.800	14.500	4.13	4.40	11.97	88.25	0.00	57.57	168.34	22.83	65.00
PBCT	People's Bank (MHC)	CT	NASDAQ	44.950	47.050	24.250	15.91	38.31	16.16	188.25	1.56	43.64	278.16	23.88	43.22
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	40.000	40.540	25.720	0.33	19.76	12.81	52.67	1.00	173.91	312.26	75.95	222.22
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	16.000	17.250	9.255	-5.88	21.67	6.00	28.15	0.59	50.00	266.67	56.83	50.00
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	27.000	27.150	17.500	2.27	14.89	13.90	99.33	0.00	45.00	194.24	27.18	45.00
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	19.510	20.000	11.900	14.63	19.99	10.32	134.82	0.30	45.37	189.05	14.47	139.36
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	29.000	29.750	14.000	11.54	31.82	9.69	100.09	0.50	53.70	299.28	28.98	53.70
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	36.900	39.577	27.760	-5.12	6.13	13.45	114.23	2.28	97.11	274.35	32.30	97.11
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	22.000	22.500	12.600	0.00	23.94	12.59	66.16	0.20	27.16	174.74	33.25	29.33
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	31.250	32.000	17.000	0.81	21.36	14.97	184.10	0.00	27.65	208.75	16.97	28.94
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	37.000	37.500	23.490	0.00	8.82	18.07	160.15	0.20	56.06	204.76	23.10	61.67
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	24.400	25.500	15.270	-2.40	1.88	12.50	79.62	0.20	67.78	195.20	30.65	73.94
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	20.000	22.680	12.670	0.96	12.04	7.51	111.93	0.50	111.11	266.31	17.87	NA
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	24.750	25.000	14.750	-1.00	11.99	13.16	139.25	0.50	39.29	188.07	17.77	41.95
LBTME	Liberty Savings Bank (MHC)	MO	OTC BB	28.750	30.500	18.090	0.91	19.79	14.61	147.81	0.80	59.90	196.78	19.45	89.84
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	38.750	39.000	22.000	1.31	10.71	20.04	171.41	0.61	22.40	193.36	22.61	23.77
ASFE	AF Financial Group (MHC)	NC	OTC BB	21.000	23.000	14.500	-8.70	12.00	11.80	182.82	0.20	NM	177.97	11.49	NM
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	25.000	26.000	15.500	8.70	19.05	13.73	74.61	0.54	26.04	182.08	33.51	28.74
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	17.000	20.000	12.500	-2.30	0.59	6.79	71.07	0.00	NA	250.37	23.92	NA
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	38.910	40.380	18.640	-2.75	8.84	7.33	89.73	0.57	35.05	530.83	43.37	37.78
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	29.000	30.000	19.750	7.41	26.09	17.20	205.61	0.00	22.48	168.60	14.10	22.48
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	44.000	45.000	24.000	15.79	41.94	21.66	122.67	0.68	74.58	203.14	35.87	74.58
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	12.000	16.000	11.800	-5.14	-7.69	NA	NA	0.00	NA	NA	NA	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	13.550	13.900	9.700	0.00	13.87	7.82	41.61	0.26	43.71	173.27	32.56	48.39
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	34.250	35.750	19.000	-3.17	3.60	14.65	133.07	0.76	28.54	233.79	25.74	28.78
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	15.980	18.600	12.667	11.85	2.00	6.83	56.04	0.37	38.98	233.97	28.51	47.00
PRTR	Partners Trust Financial (MHC)	NY	NASDAQ	35.440	41.490	16.360	-8.52	24.93	12.35	90.54	0.39	34.75	286.96	39.14	34.75
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	19.180	20.999	13.685	-4.10	7.15	8.79	118.15	0.40	28.63	218.20	16.23	36.88
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	33.000	36.000	16.673	4.80	15.79	8.55	61.13	0.29	91.67	385.96	53.98	70.21
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	13.350	13.750	13.000	1.60	NA	NA	NA	0.00	NA	NA	NA	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	33.850	34.500	19.000	-0.44	16.72	15.65	68.56	1.00	54.60	216.29	49.37	54.60
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	38.000	40.410	22.350	4.11	26.67	10.21	108.79	0.36	60.32	372.18	34.93	60.32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	25.340	26.670	15.100	10.17	17.31	10.25	120.88	0.38	27.54	247.22	20.96	29.47
SKBO	Skibo Financial Corp. (MHC)	PA	NASDAQ	16.950	18.880	12.000	0.06	-0.41	7.40	49.56	0.37	211.88	229.05	34.20	211.88
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			27.241	28.798	16.676	1.99	15.03	12.15	108.16	0.47	58.55	241.26	30.06	63.82
	MEDIAN			25.340	26.670	15.270	0.33	14.38	12.35	104.44	0.37	45.00	216.29	27.18	47.70
	HIGH			44.950	47.050	27.760	15.91	41.94	21.66	205.61	2.28	211.88	530.83	75.95	222.22
	LOW			12.000	13.750	9.255	-8.70	-7.69	6.00	28.15	0.00	22.40	168.34	11.49	22.48

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NEBS	New England Bancshares (MHC)	CT	199,232	27,025	24,960	0.39	0.35	2.93	2.60	06/04/02	OTC BB	2,257,651	45.49
PBCT	People's Bank (MHC)	CT	11,671,500	1,002,000	888,600	0.54	0.54	6.63	6.67	07/06/88	NASDAQ	62,000,000	2,786.90
CHFN	Charter Financial Corp. (MHC)	GA	1,030,716	248,743	242,632	0.43	0.34	1.80	1.43	10/17/01	NASDAQ	19,569,676	782.79
WCFB	Webster City Fed Bncp (MHC)	IA	106,199	22,632	22,517	1.16	1.15	5.42	5.39	08/15/94	NASDAQ	3,772,372	60.36
AJSB	AJS Bancorp Inc. (MHC)	IL	238,384	33,351	33,351	0.58	0.58	4.15	4.15	12/27/01	OTC BB	2,400,000	64.80
JXSB	Jacksonville Bancorp (MHC)	IL	261,816	20,033	16,947	0.33	0.10	4.18	1.33	04/21/95	NASDAQ	1,942,004	37.89
MSVB	Mid-Southern Savings Bank(MHC)	IN	145,796	14,122	14,122	NA	NA	NA	NA	04/09/98	OTC BB	1,456,720	42.24
CFFN	Capitol Federal Finl (MHC)	KS	8,383,441	957,323	957,323	0.32	0.32	2.80	2.80	04/01/99	NASDAQ	73,393,298	2,708.74
MDNB	Minden Bancorp Inc (MHC)	LA	96,247	18,321	18,321	1.28	1.28	6.04	6.04	07/02/02	OTC BB	1,454,750	32.00
SERC	Service Bancorp Inc. (MHC)	MA	303,299	24,150	24,150	0.64	0.61	7.95	7.63	10/08/98	OTC BB	1,647,482	51.51
WFSM	Westborough Finl Services(MHC)	MA	254,052	28,668	28,668	0.41	0.38	3.62	3.36	02/16/00	OTC BB	1,586,374	58.76
WFD	Westfield Financial Inc. (MHC)	MA	795,216	124,804	124,804	0.45	0.42	2.94	2.73	12/28/01	AMEX	9,988,032	243.71
BCSB	BCSB Bankcorp Inc. (MHC)	MD	660,258	44,271	41,570	0.16	0.14	2.32	2.05	07/08/98	NASDAQ	5,898,593	117.97
ALPN	Alpena Bancshares Inc. (MHC)	MI	230,797	21,811	18,183	0.45	0.43	4.77	4.49	11/07/94	OTC BB	1,657,480	41.02
LBTME	Liberty Savings Bank (MHC)	MO	199,700	19,735	19,735	0.33	0.22	3.16	2.09	08/23/93	OTC BB	1,351,076	38.84
EBMT	Eagle Bancorp (MHC)	MT	207,364	24,247	24,247	1.01	0.96	8.65	8.20	04/05/00	OTC BB	1,209,772	47.06
ASFE	AF Financial Group (MHC)	NC	191,929	12,392	10,716	-0.08	-0.08	-1.12	-1.16	10/07/96	OTC BB	1,049,838	22.05
WAKE	Wake Forest Bancshares (MHC)	NC	85,456	15,725	15,725	1.27	1.15	7.15	6.49	04/03/96	OTC BB	1,145,296	28.63
ASBH	ASB Holding Co (MHC)	NJ	394,759	37,723	37,723	NA	NA	NA	NA	10/03/03	OTC BB	5,554,500	94.43
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	17,033,360	1,329,366	1,329,366	1.34	1.24	15.38	14.21	07/13/99	NASDAQ	189,835,997	7,386.52
ROEB	Roebling Financial Corp. (MHC)	NJ	87,488	7,319	7,319	0.63	0.63	7.61	7.61	10/02/97	OTC BB	425,500	12.34
ALMG	Alamogordo Finl Corp. (MHC)	NM	158,690	28,026	28,026	0.47	0.47	2.69	2.69	05/16/00	OTC BB	1,293,665	57.16
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	231,718	8,410	8,410	NA	NA	NA	NA	10/21/03	OTC BB	NA	27.77
GOV	Gouverneur Bancorp (MHC)	NY	94,837	17,813	17,813	0.79	0.74	4.00	3.75	03/23/99	AMEX	2,279,009	30.88
GCBC	Greene County Bncp Inc. (MHC)	NY	271,826	29,446	29,446	0.97	0.96	8.55	8.50	12/30/98	NASDAQ	2,042,738	70.04
ONFC	Oneida Financial Corp. (MHC)	NY	428,189	50,835	38,082	0.74	0.62	6.35	5.34	12/30/98	NASDAQ	7,640,166	122.09
PRTR	Partners Trust Financial (MHC)	NY	1,285,115	175,335	137,778	1.08	1.09	8.18	8.19	04/04/02	NASDAQ	14,193,806	503.16
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	287,478	21,374	16,629	0.44	0.45	5.70	5.86	11/16/95	NASDAQ	2,433,132	46.67
ROME	Rome Bancorp Inc. (MHC)	NY	261,939	36,639	36,639	0.59	0.77	4.16	5.38	10/06/99	NASDAQ	4,285,000	141.41
CHEV	Cheviot Financial (MHC)	OH	246,007	37,251	37,251	NA	NA	NA	NA	01/06/04	NASDAQ	NA	58.59
EKFC	Eureka Financial Corp (MHC)	PA	84,093	19,195	19,195	0.97	0.97	4.08	4.08	01/07/99	OTC BB	1,226,538	41.52
ALLB	Greater Delaware Valley (MHC)	PA	374,374	35,138	35,138	0.58	0.58	6.17	6.17	03/03/95	NASDAQ	3,441,383	130.77

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NWSB	Northwest Bancorp Inc. (MHC)	PA	5,776,727	490,065	345,486	0.82	0.77	11.18	10.42	11/07/94	NASDAQ	47,788,950	1,210.97
SKBO	Skibo Financial Corp. (MHC)	PA	155,691	23,252	23,252	0.18	0.18	1.24	1.24	04/04/97	NASDAQ	3,141,504	53.45
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,536,285	147,251	137,474	0.79	0.75	8.20	7.76			14,980,072	505.84
	MEDIAN		246,007	27,025	24,960	0.58	0.58	4.18	4.49			2,279,009.00	57.16
	HIGH		17,033,360	1,329,366	1,329,366	1.34	1.28	15.38	14.21			189,835,997	7,386.52
	LOW		84,093	7,319	7,319	-0.08	-0.08	-1.12	-1.16			425,500	12.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $450,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		-	**120,971**	**10.33**	**5.53**	**77.68**	**83.61**	**89.14**	**3.31**	**15.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	< 30.00	< 20.00	30.00 - 80.00	50.00 - 90.00	65.00 - 90.00	< 25.00	7.00 - 20.00
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	9.78	3.79	48.83	78.78	82.57	24.73	11.41
FNFI	First Niles Financial Inc.	OH	10/27/98	100,033	33.92	26.15	28.68	38.77	64.91	20.49	16.62
GCFC	Central Federal Corp.	OH	12/30/98	107,011	NA	16.22	35.55	54.22	70.44	11.83	18.56
BRBI	Blue River Bancshares Inc.	IN	06/24/98	110,424	26.46	7.95	27.16	59.37	67.31	9.96	10.84
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	13.62	20.52	43.37	57.58	78.10	30.24	4.81
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	22.49	7.42	55.17	66.65	74.07	0.00	13.92
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,187	NA	0.00	63.03	84.86	84.86	1.69	22.78
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	16.33	1.43	65.70	79.34	80.77	17.46	10.93
NBSI	North Bancshares Inc.	IL	12/21/93	133,746	17.90	8.94	50.86	71.38	80.32	20.56	10.08
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,465	11.19	0.00	66.53	86.61	86.61	22.72	12.65
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	15.78	0.87	43.06	81.25	82.12	11.07	12.34
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,855	4.37	2.57	85.23	91.82	94.39	32.36	12.77
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	8.41	2.48	58.73	86.33	88.81	4.76	10.39
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	NA	2.36	57.70	82.35	84.71	14.48	8.58
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	7.38	5.21	59.90	85.97	91.18	27.96	14.84
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	NA	1.82	44.32	83.35	85.17	22.90	7.84
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	20.80	10.47	34.94	65.27	75.73	22.92	10.43
GTPS	Great American Bancorp	IL	06/30/95	159,450	31.03	0.41	29.20	63.20	63.61	8.15	11.06
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	12.09	7.46	48.96	78.20	85.66	5.88	10.62
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	173,845	13.93	12.77	41.47	68.03	80.79	4.47	12.24
FFED	Fidelity Federal Bancorp	IN	08/31/87	175,390	10.19	23.24	29.85	57.14	80.38	22.59	7.62

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $450,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		-	**120,971**	**10.33**	**5.53**	**77.68**	**83.61**	**89.14**	**3.31**	**15.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	< 30.00	< 20.00	30.00 - 80.00	50.00 - 90.00	65.00 - 90.00	< 25.00	7.00 - 20.00
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	208,547	23.68	0.54	52.90	70.37	70.91	27.57	17.85
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	16.31	12.09	34.44	65.30	77.40	22.34	14.23
WEFC	Wells Financial Corp.	MN	04/11/95	222,453	22.58	7.40	27.79	66.49	73.89	10.34	12.32
FBTC	First BancTrust Corp.	IL	04/19/01	226,194	22.02	25.74	16.53	47.24	72.99	15.69	11.67
NEIB	Northeast Indiana Bancorp	IN	06/28/95	227,395	14.53	8.85	41.44	71.98	80.83	33.66	11.96
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	8.91	0.12	44.10	87.30	87.43	21.70	9.17
FFWC	FFW Corp.	IN	04/05/93	242,967	28.88	11.56	32.93	54.59	66.15	24.66	9.57
RIVR	River Valley Bancorp	IN	12/20/96	245,184	18.09	0.09	31.29	76.31	76.40	19.98	9.06
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	19.37	16.83	38.23	59.56	76.39	21.36	11.17
UCBC	Union Community Bancorp	IN	12/29/97	261,577	8.19	0.22	59.58	84.58	84.79	12.98	13.58
FFHS	First Franklin Corp.	OH	01/26/88	273,402	17.72	6.02	49.56	73.13	79.14	9.40	8.71
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	28.42	3.59	35.76	61.79	65.37	10.63	10.01
STBI	Sturgis Bancorp	MI	11/10/88	288,652	16.51	0.21	42.60	74.34	74.54	20.22	9.99
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	6.49	7.73	41.36	80.59	88.33	23.72	8.82
LARL	Laurel Capital Group Inc.	PA	02/20/87	302,725	38.24	3.43	47.28	53.28	56.72	7.14	8.97
FFBI	First Federal Bancshares Inc.	IL	09/28/00	312,363	37.59	15.88	27.77	42.58	58.46	2.56	12.99
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	26.11	23.87	37.18	42.56	66.43	27.07	7.01
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	8.01	0.56	45.59	86.94	87.50	20.31	8.68
AFBC	Advance Financial Bancorp	WV	01/02/97	322,839	6.19	7.33	43.01	81.66	89.00	10.53	6.49
PHSB	PHSB Financial Corp.	PA	12/21/01	339,970	18.40	34.42	19.11	45.18	79.60	17.32	13.72
CFSB	Citizens First Financial Corp.	IL	05/01/96	349,515	10.95	4.16	34.69	80.05	84.20	18.30	9.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $450,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		**-**	**120,971**	**10.33**	**5.53**	**77.68**	**83.61**	**89.14**	**3.31**	**15.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	< 30.00	< 20.00	30.00 - 80.00	50.00 - 90.00	65.00 - 90.00	< 25.00	7.00 - 20.00
CFSL	Chesterfield Financial Corp.	IL	05/02/01	362,388	53.35	4.23	38.60	40.98	45.21	0.00	20.45
WOFC	Western Ohio Financial Corp.	OH	07/29/94	376,318	6.54	3.02	51.13	86.21	89.23	26.24	11.56
FCAP	First Capital Inc.	IN	01/04/99	399,012	17.17	3.79	47.89	73.81	77.60	13.39	10.88
ASBI	Ameriana Bancorp	IN	03/02/87	402,453	31.39	8.59	25.23	50.91	59.49	2.54	9.66
WVFC	WVS Financial Corp.	PA	11/29/93	417,305	61.62	19.89	10.98	17.23	37.12	52.02	7.30
FFFD	North Central Bancshares Inc.	IA	03/21/96	424,009	6.37	2.35	48.79	85.60	87.95	22.41	9.81
MFBC	MFB Corp.	IN	03/25/94	429,559	13.62	3.90	37.61	75.52	79.42	22.88	8.09
PULB	Pulaski Financial Corp.	MO	12/03/98	439,497	9.85	1.96	72.44	82.55	84.51	19.23	8.42

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		**-**	**120,971**	**1.37**	**8.98**	**3.63**	**1.30**	**(0.02)**	**0.12**	**0.00**	**0.35**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	0.75 - 1.75	5.00 - 18.00	2.75 - 4.75	1.25 - 3.00	< 1.20	< 1.35	< 0.35	> 0.20
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	0.60	5.49	5.18	4.12	0.49	2.44	1.33	0.62
FNFI	First Niles Financial Inc.	OH	10/27/98	100,033	0.93	5.42	3.15	1.81	0.04	1.00	0.00	0.76
GCFC	Central Federal Corp.	OH	12/30/98	107,011	-1.36	-7.68	1.97	4.31	0.82	NA	0.17	0.39
BRBI	Blue River Bancshares Inc.	IN	06/24/98	110,424	-1.26	-11.26	3.03	3.79	0.35	3.63	1.66	0.99
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	-4.08	-57.79	1.32	4.18	0.29	7.21	1.61	1.96
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	1.51	10.67	4.75	2.46	0.38	0.35	0.04	0.76
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,187	0.71	3.10	3.28	2.31	0.36	NA	0.15	NA
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	0.78	7.33	3.11	2.24	0.43	0.85	0.00	0.48
NBSI	North Bancshares Inc.	IL	12/21/93	133,746	0.24	2.35	2.54	2.43	0.34	0.00	0.00	0.26
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,465	0.64	5.22	3.16	2.16	0.09	1.62	0.08	0.56
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	0.70	5.61	2.89	2.44	0.68	0.72	0.00	0.57
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,855	0.77	5.88	2.44	1.29	0.04	0.79	0.00	0.06
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	1.03	10.21	3.10	1.55	0.14	1.08	0.03	0.42
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	0.79	9.85	3.23	2.65	1.01	1.13	0.04	0.41
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	1.29	8.70	4.15	2.54	0.62	1.98	0.04	0.38
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	0.42	5.44	3.20	2.23	0.16	NA	0.02	0.66
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	0.85	8.19	2.79	1.55	0.24	0.97	0.00	1.12
GTPS	Great American Bancorp	IL	06/30/95	159,450	0.88	8.26	3.64	3.79	1.90	0.01	0.10	0.75
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	1.26	11.84	3.91	2.41	0.41	1.00	0.00	0.69
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	173,845	0.69	5.44	2.74	2.29	0.48	0.65	0.00	0.58

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		**-**	**120,971**	**1.37**	**8.98**	**3.63**	**1.30**	**(0.02)**	**0.12**	**0.00**	**0.35**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	0.75 - 1.75	5.00 - 18.00	2.75 - 4.75	1.25 - 3.00	< 1.20	< 1.35	< 0.35	> 0.20
FFED	Fidelity Federal Bancorp	IN	08/31/87	175,390	-0.01	-0.12	2.15	4.48	2.36	0.87	0.12	0.42
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	208,547	0.49	2.74	3.20	3.32	1.56	2.57	1.16	1.18
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	0.74	4.69	3.41	3.06	1.17	0.22	0.00	0.49
WEFC	Wells Financial Corp.	MN	04/11/95	222,453	1.78	15.24	3.18	4.23	4.11	0.64	0.09	0.41
FBTC	First BancTrust Corp.	IL	04/19/01	226,194	0.86	7.05	3.63	3.46	1.70	NA	0.02	0.94
NEIB	Northeast Indiana Bancorp	IN	06/28/95	227,395	0.86	7.18	2.78	2.24	0.78	1.13	0.10	0.78
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	0.85	9.04	3.77	2.99	0.86	0.37	0.00	0.66
FFWC	FFW Corp.	IN	04/05/93	242,967	1.00	10.15	2.85	2.07	1.05	1.33	0.32	1.09
RIVR	River Valley Bancorp	IN	12/20/96	245,184	1.14	12.44	3.23	2.63	1.57	0.74	0.00	0.85
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	0.77	6.74	2.99	2.01	0.34	0.18	0.03	0.22
UCBC	Union Community Bancorp	IN	12/29/97	261,577	0.85	6.46	3.25	1.93	0.17	NA	0.09	0.46
FFHS	First Franklin Corp.	OH	01/26/88	273,402	0.40	4.68	2.30	2.06	0.57	1.30	0.07	0.50
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	0.83	8.47	3.21	2.39	0.80	NA	0.24	0.42
STBI	Sturgis Bancorp	MI	11/10/88	288,652	0.96	10.10	3.22	3.24	2.22	1.60	0.26	0.94
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	1.00	11.25	3.40	2.24	0.64	0.17	0.07	0.63
LARL	Laurel Capital Group Inc.	PA	02/20/87	302,725	0.63	7.07	2.48	1.90	0.41	0.53	0.00	0.66
FFBI	First Federal Bancshares Inc.	IL	09/28/00	312,363	0.61	4.13	2.80	1.93	0.27	0.58	0.05	0.31
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	0.35	5.06	2.08	2.02	0.50	NA	0.00	0.30
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	0.94	11.04	3.50	2.47	1.05	1.27	0.11	0.97
AFBC	Advance Financial Bancorp	WV	01/02/97	322,839	0.70	10.94	3.11	2.19	0.58	0.75	0.20	0.46

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		-	**120,971**	**1.37**	**8.98**	**3.63**	**1.30**	**(0.02)**	**0.12**	**0.00**	**0.35**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	0.75 - 1.75	5.00 - 18.00	2.75 - 4.75	1.25 - 3.00	< 1.20	< 1.35	< 0.35	> 0.20
PHSB	PHSB Financial Corp.	PA	12/21/01	339,970	0.49	3.57	2.69	2.15	0.32	0.12	0.00	0.48
CFSB	Citizens First Financial Corp.	IL	05/01/96	349,515	0.47	5.00	3.25	2.55	0.94	NA	0.91	0.88
CFSL	Chesterfield Financial Corp.	IL	05/02/01	362,388	0.62	3.08	2.85	2.48	0.74	0.06	0.00	0.36
WOFC	Western Ohio Financial Corp.	OH	07/29/94	376,318	0.68	5.46	2.75	2.62	0.98	0.41	0.08	0.46
FCAP	First Capital Inc.	IN	01/04/99	399,012	0.94	8.43	3.58	2.22	0.57	1.31	0.07	0.64
ASBI	Ameriana Bancorp	IN	03/02/87	402,453	-0.26	-3.05	3.19	3.01	1.11	2.37	0.14	0.93
WVFC	WVS Financial Corp.	PA	11/29/93	417,305	0.70	8.87	1.42	0.94	0.17	NA	0.13	0.31
FFFD	North Central Bancshares Inc.	IA	03/21/96	424,009	1.38	14.62	3.26	2.56	1.15	0.45	0.34	0.75
MFBC	MFB Corp.	IN	03/25/94	429,559	0.53	6.72	2.62	2.88	1.23	0.84	0.16	1.25
PULB	Pulaski Financial Corp.	MO	12/03/98	439,497	1.28	15.42	3.47	3.29	2.55	0.94	0.01	0.92

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		**-**	**120,971**	**10.33**	**5.53**	**77.68**	**83.61**	**89.14**	**3.31**	**15.47**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	< 30.00	< 20.00	30.00 - 80.00	50.00 - 90.00	65.00 - 90.00	< 25.00	7.00 - 20.00
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	22.49	7.42	55.17	66.65	74.07	0.00	13.92
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	8.41	2.48	58.73	86.33	88.81	4.76	10.39
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	20.80	10.47	34.94	65.27	75.73	22.92	10.43
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	8.91	0.12	44.10	87.30	87.43	21.70	9.17
FFWC	FFW Corp.	IN	04/05/93	242,967	28.88	11.56	32.93	54.59	66.15	24.66	9.57
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	19.37	16.83	38.23	59.56	76.39	21.36	11.17
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	6.49	7.73	41.36	80.59	88.33	23.72	8.82
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	8.01	0.56	45.59	86.94	87.50	20.31	8.68
FCAP	First Capital Inc.	IN	01/04/99	399,012	17.17	3.79	47.89	73.81	77.60	13.39	10.88
FFFD	North Central Bancshares Inc.	IA	03/21/96	424,009	6.37	2.35	48.79	85.60	87.95	22.41	9.81
		AVERAGE		260,543	14.69	6.33	44.77	74.66	81.00	17.52	10.28
		MEDIAN		251,945	13.04	5.61	44.85	77.20	82.52	21.53	10.10
		HIGH		424,009	28.88	16.83	58.73	87.30	88.81	24.66	13.92
		LOW		117,681	6.37	0.12	32.93	54.59	66.15	0.00	8.68

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	FIRST FEDERAL FINANCIAL SERVICES, INC.		**-**	**120,971**	**1.37**	**8.98**	**3.63**	**1.30**	**(0.02)**	**0.12**	**0.00**	**0.35**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 450,000	0.75 - 1.75	5.00 - 18.00	2.75 - 4.75	1.25 - 3.00	< 1.20	< 1.35	< 0.35	> 0.20
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	1.51	10.67	4.75	2.46	0.38	0.35	0.04	0.76
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	1.03	10.21	3.10	1.55	0.14	1.08	0.03	0.42
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	0.85	8.19	2.79	1.55	0.24	0.97	0.00	1.12
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	0.85	9.04	3.77	2.99	0.86	0.37	0.00	0.66
FFWC	FFW Corp.	IN	04/05/93	242,967	1.00	10.15	2.85	2.07	1.05	1.33	0.32	1.09
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	0.77	6.74	2.99	2.01	0.34	0.18	0.03	0.22
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	1.00	11.25	3.40	2.24	0.64	0.17	0.07	0.63
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	0.94	11.04	3.50	2.47	1.05	1.27	0.11	0.97
FCAP	First Capital Inc.	IN	01/04/99	399,012	0.94	8.43	3.58	2.22	0.57	1.31	0.07	0.64
FFFD	North Central Bancshares Inc.	IA	03/21/96	424,009	1.38	14.62	3.26	2.56	1.15	0.45	0.34	0.75
	AVERAGE			260,543	1.03	10.03	3.40	2.21	0.64	0.75	0.10	0.73
	MEDIAN			251,945	0.97	10.18	3.33	2.23	0.61	0.71	0.05	0.71
	HIGH			424,009	1.51	14.62	4.75	2.99	1.15	1.33	0.34	1.12
	LOW			117,681	0.77	6.74	2.79	1.55	0.14	0.17	0.00	0.22

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	FIRST FEDERAL FINANCIAL SERVICES, INC	**Edwardsville**	**IL**	**1**	**-**	**-**	**120,971**	**118,754**	**101,145**	**0**	**97,931**	**18,719**
COMPARABLE GROUP												
CKFB	CKF Bancorp, Inc.	Danville	KY	3	NASDAQ	01/04/95	144,984	136,103	125,160	1,100	121,689	15,068
FFWC	FFW Corporation	Wabash	IN	4	NASDAQ	04/05/93	242,967	220,226	132,645	975	158,251	23,246
FCAP	First Capital, Inc.	Corydon	IN	12	NASDAQ	01/04/99	399,012	370,779	294,524	6,013	299,646	43,410
FFBZ	First Federal Bancorp, Inc.	Zanesville	OH	6	NASDAQ	07/13/92	242,874	218,180	212,034	0	165,896	22,264
LOGN	Logansport Financial Corp.	Logansport	IN	1	NASDAQ	06/14/95	156,824	144,624	102,353	0	103,757	16,356
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	02/03/95	319,272	296,418	277,566	0	225,485	27,727
FFFD	North Central Bancshares, Inc.	Fort Dodge	IA	9	NASDAQ	03/21/96	424,009	399,416	362,959	4,971	283,964	41,592
PFED	Park Bancorp, Inc.	Chicago	IL	3	NASDAQ	08/12/96	260,923	233,335	155,400	0	173,443	29,147
SMBC	Southern Missouri Bancorp, Inc.	Poplar Bluff	MO	8	NASDAQ	04/13/94	296,886	271,056	239,267	2,986	199,369	26,189
UTBI	United Tennessee Bankshares, Inc.	Newport	TN	3	NASDAQ	01/05/98	117,681	111,571	78,436	813	99,147	16,384
	Average			5.4			260,543	240,171	198,034	1,686	183,065	26,138
	Median			4.5			251,945	226,781	183,717	894	169,670	24,718
	High			12.0			424,009	399,416	362,959	6,013	299,646	43,410
	Low			1.0			117,681	111,571	78,436	0	99,147	15,068

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 41

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
			As a Percent of Total Assets											
SUBJECT														
	FIRST FEDERAL FINANCIAL SERVICES, INC	**120,971**	**10.33**	**5.53**	**83.61**	**0.35**	**0.00**	**0.00**	**5.50**	**8.95**	**0.12**	**98.17**	**84.26**	**0.00**
COMPARABLE GROUP														
CKFB	CKF Bancorp Inc.	144,984	8.41	2.48	86.33	0.42	0.03	0.76	2.02	20.31	1.08	95.52	88.12	0.00
FFWC	FFW Corp.	242,967	28.88	11.56	54.59	1.09	0.32	0.40	4.00	10.70	1.33	92.97	84.12	0.26
FCAP	First Capital Inc.	399,012	17.17	3.79	73.81	0.64	0.07	1.51	3.65	16.96	1.31	87.12	78.17	0.01
FFBZ	First Federal Bancorp Inc.	242,874	8.91	0.12	87.30	0.66	0.00	0.00	3.53	16.53	0.37	93.68	86.33	0.13
LOGN	Logansport Financial Corp.	156,824	20.80	10.47	65.27	1.12	0.00	0.00	2.83	14.95	0.97	93.88	83.78	0.03
LSBI	LSB Financial Corp.	319,272	8.01	0.56	86.94	0.97	0.11	0.00	4.49	34.33	1.27	94.26	91.21	0.00
FFFD	North Central Bancshares Inc.	424,009	6.37	2.35	85.60	0.75	0.34	1.17	4.51	35.12	0.45	94.81	87.38	0.00
PFED	Park Bancorp Inc.	260,923	19.37	16.83	59.56	0.22	0.03	0.00	4.21	17.17	0.18	95.80	88.21	0.00
SMBC	Southern Missouri Bancorp Inc.	296,886	6.49	7.73	80.59	0.63	0.07	1.01	4.09	18.77	0.17	90.79	85.43	0.00
UTBI	United Tennessee Bankshares	117,681	22.49	7.42	66.65	0.76	0.04	0.69	2.71	9.43	0.35	93.66	81.35	0.00
	Average	260,543	14.69	6.33	74.66	0.73	0.10	0.55	3.60	19.43	0.75	93.25	85.41	0.04
	Median	251,945	13.04	5.61	77.20	0.70	0.05	0.55	3.82	17.07	0.71	93.78	85.88	0.00
	High	424,009	28.88	16.83	87.30	1.12	0.34	1.51	4.51	35.12	1.33	95.80	91.21	0.26
	Low	117,681	6.37	0.12	54.59	0.22	0.00	0.00	2.02	9.43	0.17	87.12	78.17	0.00
ALL THRIFTS (234)														
	Average	3,214,403	15.73	13.00	66.87	0.65	0.12	0.49	3.53	19.85	0.74	91.81	83.26	0.16
MIDWEST THRIFTS (95)														
	Average	785,818	15.69	8.25	71.43	0.63	0.17	0.38	3.78	18.36	1.00	93.12	84.82	0.19
ILLINOIS THRIFTS (16)														
	Average	697,348	24.66	9.97	61.54	0.51	0.11	0.28	3.34	14.34	0.64	91.00	82.68	0.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets											
SUBJECT															
	FIRST FEDERAL FINANCIAL SERVICES, INC	**102,252**	**18,719**	**80.95**	**3.31**	**0.25**	**0.00**	**15.47**	**0.01**	**15.46**	**15.47**	**15.47**	**15.47**	**15.47**	**30.52**
COMPARABLE GROUP															
CKFB	CKF Bancorp Inc.	129,916	15,068	83.93	4.76	0.92	0.00	10.39	0.00	5.98	10.39	9.71	NA	NA	14.78
FFWC	FFW Corp.	219,721	23,246	65.13	24.66	0.64	0.00	9.57	(0.07)	6.24	9.57	9.20	7.92	8.05	14.27
FCAP	First Capital Inc.	355,602	43,410	75.10	13.39	0.64	0.00	10.88	0.09	5.36	10.88	9.52	9.07	9.22	15.10
FFBZ	First Federal Bancorp Inc.	220,610	22,264	68.31	21.70	0.83	0.00	9.17	0.00	5.91	9.17	9.17	7.29	7.31	10.69
LOGN	Logansport Financial Corp.	140,468	16,356	66.16	22.92	0.49	0.00	10.43	0.07	5.05	10.43	10.43	10.87	10.88	18.47
LSBI	LSB Financial Corp.	291,545	27,727	70.62	20.31	0.38	0.00	8.68	0.00	5.96	8.68	8.68	NA	NA	12.66
FFFD	North Central Bancshares Inc.	382,417	41,592	66.97	22.41	0.81	0.00	9.81	0.00	1.37	9.81	8.74	NA	NA	12.31
PFED	Park Bancorp Inc.	231,776	29,147	66.47	21.36	1.00	0.00	11.17	0.27	3.37	11.17	11.17	9.20	9.40	15.61
SMBC	Southern Missouri Bancorp Inc.	270,697	26,189	67.15	23.72	0.30	0.00	8.82	0.03	5.03	8.82	7.89	7.51	7.76	11.71
UTBI	United Tennessee Bankshares	101,297	16,384	84.25	0.00	1.83	0.00	13.92	1.13	5.45	13.92	13.32	10.95	11.32	24.23
	Average	234,405	26,138	71.41	17.52	0.78	0.00	10.28	0.15	4.97	10.28	9.78	8.97	9.13	14.98
	Median	226,193	24,718	67.73	21.53	0.73	0.00	10.10	0.02	5.41	10.10	9.36	9.07	9.22	14.53
	High	382,417	43,410	84.25	24.66	1.83	0.00	13.92	1.13	6.24	13.92	13.32	10.95	11.32	24.23
	Low	101,297	15,068	65.13	0.00	0.30	0.00	8.68	(0.07)	1.37	8.68	7.89	7.29	7.31	10.69
ALL THRIFTS (234)															
	Average	2,955,055	256,903	58.41	29.76	3.77	0.01	7.98	0.05	1.71	7.99	8.43	7.99	7.84	12.28
MIDWEST THRIFTS (95)															
	Average	714,871	70,918	63.54	24.06	3.37	0.00	9.02	(0.09)	3.83	9.02	6.41	6.17	6.41	13.30
ILLINOIS THRIFTS (16)															
	Average	628,695	68,641	67.12	21.40	1.64	0.00	9.84	0.05	4.54	9.84	6.23	6.47	6.23	13.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 43

INCOME AND EXPENSE COMPARISON
TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																	
	FIRST FEDERAL FINANCIAL SERVICES, INC	**7,007**	**2,812**	**4,195**	**30**	**(46)**	**(29)**	**0**	**0**	**1,528**	**0**	**2,608**	**995**	**1,613**	**0**	**1,613**	**1,613**
COMPARABLE GROUP																	
CKFB	CKF Bancorp Inc.	8,143	3,843	4,300	90	0	200	0	0	2,220	0	2,190	710	1,480	0	1,480	1,480
FFWC	FFW Corp.	12,902	6,555	6,347	1,230	814	2,498	37	0	4,938	0	2,706	305	2,401	0	2,401	2,382
FCAP	First Capital Inc.	20,599	8,618	11,981	750	83	2,091	0	0	8,074	0	5,317	1,858	3,459	0	3,459	3,414
FFBZ	First Federal Bancorp Inc.	13,612	5,227	8,385	418	493	2,000	0	0	6,948	314	2,705	933	1,772	0	1,772	1,976
LOGN	Logansport Financial Corp.	8,602	4,492	4,110	360	404	375	0	0	2,373	0	2,038	552	1,486	0	1,486	1,300
LSBI	LSB Financial Corp.	19,070	8,529	10,541	1,225	1,810	3,307	0	0	7,742	0	4,881	1,932	2,949	0	2,949	2,949
FFFD	North Central Bancshares Inc.	25,456	12,342	13,114	255	0	6,570	0	0	10,860	0	8,569	2,721	5,848	0	5,848	5,848
PFED	Park Bancorp Inc.	13,726	6,375	7,351	40	213	890	0	0	5,222	0	3,192	1,056	2,136	0	2,136	1,998
SMBC	Southern Missouri Bancorp Inc.	15,678	6,633	9,045	235	0	1,807	256	0	6,306	0	4,311	1,485	2,826	0	2,826	2,826
UTBI	United Tennessee Bankshares	7,004	1,792	5,212	144	23	427	81	18	2,778	0	2,730	1,014	1,716	0	1,716	1,708
	Average	14,479	6,441	8,039	475	384	2,017	37	2	5,746	31	3,864	1,257	2,607	0	2,607	2,588
	Median	13,669	6,465	7,868	308	148	1,904	0	0	5,764	0	2,961	1,035	2,269	0	2,269	2,190
	High	25,456	12,342	13,114	1,230	1,810	6,570	256	18	10,860	314	8,569	2,721	5,848	0	5,848	5,848
	Low	7,004	1,792	4,110	40	0	200	0	0	2,220	0	2,038	305	1,480	0	1,480	1,300
ALL THRIFTS (234)																	
	Average	158,821	67,055	91,766	5,850	26,604	43,910	910	(102)	73,556	248	64,916	23,517	41,292	193	41,486	35,855
MIDWEST THRIFTS (95)																	
	Average	41,939	20,758	21,181	1,543	8,658	12,430	151	(14)	18,746	45	13,944	4,775	9,168	(21)	9,146	8,719
ILLINOIS THRIFTS (16)																	
	Average	36,064	16,140	19,924	545	2,263	6,088	126	(449)	13,645	9	11,829	4,225	7,610	0	7,610	7,606

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
FIRST FEDERAL FINANCIAL SERVICES, INC	**5.95**	**2.39**	**3.56**	**0.03**	**(0.04)**	**(0.02)**	**0.00**	**0.00**	**1.30**	**0.00**	**2.21**	**0.80**	**1.37**	**0.00**	**1.37**	**1.37**
COMPARABLE GROUP																
CKFB CKF Bancorp Inc.	5.67	2.67	2.99	0.06	0.00	0.14	0.00	0.00	1.55	0.00	1.52	0.49	1.03	0.00	1.03	1.03
FFWC FFW Corp.	5.41	2.75	2.66	0.52	0.34	1.05	0.02	0.00	2.07	0.00	1.13	0.13	1.01	0.00	1.01	1.00
FCAP First Capital Inc.	5.66	2.37	3.29	0.21	0.02	0.57	0.00	0.00	2.22	0.00	1.46	0.51	0.95	0.00	0.95	0.94
FFBZ First Federal Bancorp Inc.	5.86	2.25	3.61	0.18	0.21	0.86	0.00	0.00	2.99	0.14	1.17	0.40	0.76	0.00	0.76	0.85
LOGN Logansport Financial Corp.	5.61	2.93	2.68	0.23	0.26	0.24	0.00	0.00	1.55	0.00	1.33	0.36	0.97	0.00	0.97	0.85
LSBI LSB Financial Corp.	6.07	2.72	3.36	0.39	0.58	1.05	0.00	0.00	2.47	0.00	1.55	0.62	0.94	0.00	0.94	0.94
FFFD North Central Bancshares Inc.	6.00	2.91	3.09	0.06	0.00	1.15	0.00	0.00	2.56	0.00	2.02	0.64	1.38	0.00	1.38	1.38
PFED Park Bancorp Inc.	5.28	2.45	2.83	0.02	0.08	0.34	0.00	0.00	2.01	0.00	1.23	0.41	0.82	0.00	0.82	0.77
SMBC Southern Missouri Bancorp Inc.	5.56	2.35	3.21	0.08	0.00	0.64	0.09	0.00	2.24	0.00	1.53	0.53	1.00	0.00	1.00	1.00
UTBI United Tennessee Bankshares	6.20	1.59	4.61	0.13	0.02	0.38	0.07	0.02	2.46	0.00	2.42	0.90	1.52	0.00	1.52	1.51
Average	5.73	2.50	3.23	0.19	0.15	0.64	0.02	0.00	2.21	0.01	1.54	0.50	1.04	0.00	1.04	1.03
Median	5.66	2.56	3.15	0.15	0.05	0.61	0.00	0.00	2.23	0.00	1.49	0.50	0.99	0.00	0.99	0.97
High	6.20	2.93	4.61	0.52	0.58	1.15	0.09	0.02	2.99	0.14	2.42	0.90	1.52	0.00	1.52	1.51
Low	5.28	1.59	2.66	0.02	0.00	0.14	0.00	0.00	1.55	0.00	1.13	0.13	0.76	0.00	0.76	0.77
ALL THRIFTS (234) Average	5.02	2.12	2.90	0.18	0.79	1.39	0.03	(0.00)	2.33	0.01	2.05	0.74	1.31	0.01	1.31	1.10
MIDWEST THRIFTS (95) Average	5.39	2.67	2.72	0.20	1.08	1.60	0.02	(0.00)	2.41	0.01	1.79	0.61	1.18	(0.00)	1.18	1.10
ILLINOIS THRIFTS (16) Average	5.21	2.33	2.88	0.08	0.33	0.88	0.02	(0.06)	1.97	0.00	1.71	0.61	1.10	0.00	1.10	1.10

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	FIRST FEDERAL FINANCIAL SERVICES, INC	**6.04**	**2.84**	**3.20**	**3.62**	**1.37**	**1.37**	**8.91**	**8.91**
COMPARABLE GROUP									
CKFB	CKF Bancorp Inc.	5.88	3.01	2.87	3.10	1.03	1.03	10.21	10.21
FFWC	FFW Corp.	5.79	3.25	2.54	2.85	1.01	1.00	10.23	10.15
FCAP	First Capital Inc.	6.15	2.86	3.29	3.58	0.95	0.94	8.54	8.43
FFBZ	First Federal Bancorp Inc.	6.12	2.56	3.56	3.77	0.76	0.85	8.11	9.04
LOGN	Logansport Financial Corp.	5.84	3.42	2.42	2.79	0.97	0.85	9.37	8.19
LSBI	LSB Financial Corp.	6.34	2.93	3.41	3.50	0.94	0.94	11.04	11.04
FFFD	North Central Bancshares Inc.	6.33	3.33	3.00	3.26	1.38	1.38	14.62	14.62
PFED	Park Bancorp Inc.	5.57	2.82	2.75	2.99	0.82	0.77	7.21	6.74
SMBC	Southern Missouri Bancorp Inc.	5.89	2.69	3.20	3.40	1.00	1.00	11.25	11.25
UTBI	United Tennessee Bankshares	6.38	1.89	4.49	4.75	1.52	1.51	10.72	10.67
	Average	6.03	2.88	3.15	3.40	1.04	1.03	10.13	10.03
	Median	6.01	2.90	3.10	3.33	0.99	0.97	10.22	10.18
	High	6.38	3.42	4.49	4.75	1.52	1.51	14.62	14.62
	Low	5.57	1.89	2.42	2.79	0.76	0.77	7.21	6.74
ALL THRIFTS (234)									
	Average	5.52	2.50	3.02	3.19	1.31	1.10	16.31	13.67
MIDWEST THRIFTS (95)									
	Average	5.78	3.03	2.74	2.92	1.18	1.10	13.23	12.34
ILLINOIS THRIFTS (16)									
	Average	5.53	2.61	2.92	3.05	1.10	1.10	11.25	11.25

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD					
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT											
	FIRST FEDERAL FINANCIAL SERVICES, INC	**0**	**0.24**	**2.40**	**49.90**	**0.41**	**306.42**	**0.00**	**NA**	**38.15**	**13,441**
COMPARABLE GROUP											
CKFB	CKF Bancorp Inc.	0	0.48	3.00	40.74	0.49	NA	0.04	195.65	32.42	NA
FFWC	FFW Corp.	0	0.63	2.51	34.64	1.96	81.82	0.91	103.27	11.27	3,983
FCAP	First Capital Inc.	0	0.58	2.58	41.54	0.86	48.72	0.14	200.53	34.94	2,891
FFBZ	First Federal Bancorp Inc.	0	0.23	2.72	42.45	0.75	180.00	0.21	98.35	34.49	3,238
LOGN	Logansport Financial Corp.	0	0.56	2.57	33.33	1.68	115.58	0.06	537.31	27.09	6,818
LSBI	LSB Financial Corp.	0	0.52	2.09	23.36	1.11	76.16	0.04	995.93	39.58	NA
FFFD	North Central Bancshares Inc.	0	0.84	2.18	24.14	0.86	NA	0.06	122.60	31.75	NA
PFED	Park Bancorp Inc.	0	0.60	2.02	33.15	0.37	126.25	0.03	105.26	33.08	5,018
SMBC	Southern Missouri Bancorp Inc.	0	0.34	2.35	26.89	0.78	381.43	0.04	286.59	34.45	3,299
UTBI	United Tennessee Bankshares	0	0.33	1.74	25.00	1.12	218.38	0.05	351.22	37.14	4,203
	Average	0	0.51	2.38	32.52	1.00	153.54	0.16	299.67	31.62	4,207
	Median	0	0.54	2.43	33.24	0.86	120.92	0.06	198.09	33.77	3,983
	High	0	0.84	3.00	42.45	1.96	381.43	0.91	995.93	39.58	6,818
	Low	0	0.23	1.74	23.36	0.37	48.72	0.03	98.35	11.27	2,891
ALL THRIFTS (234)											
	Average	176.94	0.43	1.83	36.78	1.03	155.28	0.23	192.50	31.73	4,418
MIDWEST THRIFTS (95)											
	Average	0.00	0.46	2.15	37.93	0.91	100.66	0.26	216.78	32.33	3,853
ILLINOIS THRIFTS (16)											
	Average	0.00	0.40	1.50	31.39	0.86	125.64	0.25	131.85	35.13	3,787

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CONCLUSIONS

First FLSA/First Federal Financial Services, Inc.
Stock Prices as of February 27, 2004

Valuation assumptions:			Comparable Group		All Thrifts	
	Symbol	Value	Average	Median	Average	Median
Post conv. price to earnings	P/E	20.75	14.57	14.32	22.60	17.27
Post conv. price to book value	P/B	69.16%	136.97%	138.55%	164.28%	145.77%
Post conv. price to assets	P/A	23.53%	14.19%	13.40%	16.22%	15.45%
Post conv. price to core earnings	P/E	20.75	14.61	14.65	22.42	17.98
Pre conversion earnings ($)	Y	$ 1,613,000	For the twelve months ended December 31, 2003			
Pre conversion book value ($)	B	$ 18,719,000	At December 31, 2003			
Pre conversion assets ($)	A	$ 120,971,000	At December 31, 2003			
Pre conversion core earnings ($)		$ 1,613,000	For the twelve months ended December 31, 2003			
Conversion expense ($)	X	$ 675,000				
Proceeds not reinvested ($)	Z	$ 832,500	ESOP shares.			
ESOP borrowings ($)	E	$ 832,500				
ESOP cost of borrowings, net (%)	S	0.00%				
ESOP term of borrowings (yrs.)	T	20				
RRP amount ($)	M	$ 666,000				
RRP expense ($)	N	$ 133,200				
Tax rate (%)	TAX	38.00%				
Investment rate of return, net (%)	R	0.78%				
Investment rate of return, pretax (%)		1.25%				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E(Y-R(X+Z)-ES-(1-TAX)E/T-(1-TAX)N))}{1-(P/E)R}$ = $ 36,924,810

2. P/B method: Value = $\frac{P/B(B-X-E-M)}{1-P/B}$ = $ 37,111,015

3. P/A method: Value = $\frac{P/A(A-X)}{1-P/A}$ = $ 37,016,245

VALUATION CORRELATION AND CONCLUSIONS:

	Number of Shares	Price Per Share	TOTAL VALUE
Value - midrange	**3,700,000**	**$10.00**	**$ 37,000,000**
Minimum - 85% of midrange	3,145,000	$10.00	$ 31,450,000
Maximum - 115% of midrange	4,255,000	$10.00	$ 42,550,000
Superrange - 115% of maximum	4,893,250	$10.00	$ 48,932,500

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of February 27, 2004

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
FIRST FEDERAL FINANCIAL SERVICES, INC.															
Appraised value - midpoint	**37.00**	**10.00**	**0.48**	**14.47**	**20.75**	**69.16**	**23.53**	**69.11**	**20.75**	**0.24**	**2.40**	**49.90**	**34.04**	**1.13**	**3.32**
Minimum of range	31.45	10.00	0.56	15.34	17.93	65.18	20.72	65.19	17.93	0.24	2.40	43.03	31.79	1.16	3.64
Maximum of range	42.55	10.00	0.42	13.83	23.57	72.32	26.13	72.33	23.57	0.24	2.40	56.57	36.14	1.11	3.07
Superrange maximum	48.93	10.00	0.37	13.27	26.67	75.37	28.93	75.38	26.67	0.24	2.40	64.01	38.38	1.08	2.83
ALL THRIFTS (234)															
Average	569.69	24.08	1.32	15.62	22.60	164.28	16.22	175.58	22.42	0.45	1.80	42.29	8.20	1.09	13.58
Median	65.19	21.90	1.24	15.01	17.27	145.77	15.45	153.81	17.98	0.41	1.89	33.33	9.44	0.79	8.55
ILLINOIS THRIFTS (16)															
Average	135.30	28.41	1.56	22.72	22.69	128.20	14.09	136.07	25.37	0.41	1.42	33.93	10.36	1.05	10.55
Median	31.63	28.30	1.62	21.98	18.97	123.58	12.49	127.79	19.43	0.42	1.63	26.46	10.09	0.62	5.06
COMPARABLE GROUP (10)															
Average	36.05	22.56	1.63	16.74	14.57	136.97	14.19	145.77	14.61	0.51	2.38	32.52	10.28	1.03	10.03
Median	32.45	22.51	1.50	16.62	14.32	138.55	13.40	150.19	14.65	0.54	2.43	33.24	10.10	0.97	10.18
COMPARABLE GROUP															
CKFB CKF Bancorp Inc.	23.56	16.01	1.08	10.24	14.82	156.35	16.25	168.70	14.82	0.48	3.00	40.74	10.39	1.03	10.21
FFWC FFW Corp.	33.16	25.50	1.79	17.88	14.25	142.62	13.65	148.86	14.33	0.63	2.51	34.64	9.57	1.00	10.15
FCAP First Capital Inc.	65.76	23.27	1.30	15.35	18.04	151.60	16.49	176.02	18.04	0.58	2.58	41.54	10.88	0.94	8.43
FFBZ First Federal Bancorp Inc.	28.81	8.83	0.53	6.61	16.66	133.59	11.86	133.59	14.97	0.23	2.72	42.45	9.17	0.85	9.04
LOGN Logansport Financial Corp.	19.08	21.75	1.68	18.64	12.95	116.68	12.17	116.68	14.80	0.56	2.57	33.33	10.43	0.85	8.19
LSBI LSB Financial Corp.	37.63	27.75	2.14	20.85	12.97	133.09	11.79	133.09	12.97	0.52	2.09	23.36	8.68	0.94	11.04
FFFD North Central Bancshares Inc.	61.75	38.48	3.48	25.92	11.06	148.45	14.56	168.62	11.06	0.84	2.18	24.14	9.81	1.38	14.62
PFED Park Bancorp Inc.	31.74	29.70	1.81	27.29	17.68	108.83	13.15	108.83	17.68	0.60	2.02	33.15	11.17	0.77	6.74
SMBC Southern Missouri Bancorp Inc.	35.38	15.33	1.19	11.40	12.88	134.47	11.92	151.78	12.88	0.34	2.35	26.89	8.82	1.00	11.25
UTBI United Tennessee Bankshares	23.60	19.00	1.32	13.19	14.39	144.05	20.05	151.52	14.50	0.33	1.74	25.00	13.92	1.51	10.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF ACTUAL OFFERING PROCEEDS
First FLSA/First Federal Financial Services, Inc.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value	$	14,152,500
Less: Estimated conversion expenses		643,000
Net conversion proceeds	$	13,509,500

2. Generation of Additional Income

Net conversion proceeds	$	13,509,500
Less: Proceeds not invested [1]		707,625
Total conversion proceeds invested	$	12,801,875
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	99,215
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		21,936
Less: RRP expense, net of taxes		70,196
Net earnings increase	$	7,082

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	1,613,000	1,613,000
Net earnings increase		7,082	7,082
After conversion	$	1,620,082	1,620,082

4. Comparative Net Worth [2]

Before conversion - 12/31/03	$	18,719,000
Conversion proceeds		12,235,775
After conversion	$	30,954,775

5. Comparative Net Assets

Before conversion - 12/31/03	$	120,971,000
Conversion proceeds		13,509,500
After conversion	$	134,480,500

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF ACTUAL OFFERING PROCEEDS
First FLSA/First Federal Financial Services, Inc.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value	$	16,650,000
Less: Estimated conversion expenses		675,000
Net conversion proceeds	$	15,975,000

2. Generation of Additional Income

Net conversion proceeds	$	15,975,000
Less: Proceeds not invested [1]		832,500
Total conversion proceeds invested	$	15,142,500
Investment rate of return		0.78%
Earnings increase - return on proceeds invested	$	117,354
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		25,808
Less: RRP expense, net of taxes		82,584
Net earnings increase	$	8,963

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	1,613,000	1,613,000
Net earnings increase		8,963	8,963
After conversion	$	1,621,963	1,621,963

4. Comparative Net Worth [2]

Before conversion - 12/31/03	$	18,719,000
Conversion proceeds		14,476,500
After conversion	$	33,195,500

5. Comparative Net Assets

Before conversion - 12/31/03	$	120,971,000
Conversion proceeds		15,975,000
After conversion	$	136,946,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

PROJECTED EFFECT OF ACTUAL OFFERING PROCEEDS
First FLSA/First Federal Financial Services, Inc.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value	$	19,147,500
Less: Estimated conversion expenses		707,000
Net conversion proceeds	$	18,440,500

2. Generation of Additional Income

Net conversion proceeds	$	18,440,500
Less: Proceeds not invested (1)		957,375
Total conversion proceeds invested	$	17,483,125
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	135,494
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		29,679
Less: RRP expense, net of taxes		94,972
Net earnings increase	$	10,844

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	1,613,000	1,613,000
Net earnings increase		10,844	10,844
After conversion	$	1,623,844	1,623,844

4. Comparative Net Worth (2)

Before conversion - 12/31/03	$	18,719,000
Conversion proceeds		16,717,225
After conversion	$	35,436,225

5. Comparative Net Assets

Before conversion - 12/31/03	$	120,971,000
Conversion proceeds		18,440,500
After conversion	$	139,411,500

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

PROJECTED EFFECT OF ACTUAL OFFERING PROCEEDS
First FLSA/First Federal Financial Services, Inc.
At the MAXIMUM, AS ADJUSTED

1. Gross Conversion Proceeds

Superrange market value	$	22,019,625
Less: Estimated conversion expenses		744,000
Net conversion proceeds	$	21,275,625

2. Generation of Additional Income

Net conversion proceeds	$	21,275,625
Less: Proceeds not invested [(1)]		1,100,981
Total conversion proceeds invested	$	20,174,644
Investment rate		0.78%
Earnings increase - return on proceeds invested	$	156,353
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		34,130
Less: RRP expense, net of taxes		109,217
Net earnings increase	$	13,006

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	1,613,000	1,613,000
Net earnings increase		13,006	13,006
After conversion	$	1,626,006	1,626,006

4. Comparative Net Worth [(2)]

Before conversion - 12/31/03	$	18,719,000
Conversion proceeds		19,293,859
After conversion	$	38,012,859

5. Comparative Net Assets

Before conversion - 12/31/03	$	120,971,000
Conversion proceeds		21,275,625
After conversion	$	142,246,625

(1) Represents ESOP borrowings.

(2) ESOP borrowings and RRP are omitted from net worth.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

			Premium or (discount) from comparable group.	
	First Federal		Average	Median
Midpoint:				
Price/earnings	20.75 x		42.45%	44.94%
Price/book value	69.16 %	*	(49.51)%	(50.08)%
Price/assets	23.53 %		65.84%	75.60%
Price/tangible book value	69.11 %		(52.59)%	(53.98)%
Price/core earnings	20.75 x		42.11%	41.67%
Minimum of range:				
Price/earnings	17.93 x		23.05%	25.20%
Price/book value	65.18 %	*	(52.42)%	(52.96)%
Price/assets	20.72 %		46.04%	54.63%
Price/tangible book value	65.19 %		(55.28)%	(56.60)%
Price/core earnings	17.93 x		22.76%	22.38%
Maximum of range:				
Price/earnings	23.57 x		61.78%	64.60%
Price/book value	72.32 %	*	(47.20)%	(47.80)%
Price/assets	26.13 %		84.19%	95.03%
Price/tangible book value	72.33 %		(50.38)%	(51.84)%
Price/core earnings	23.57 x		61.39%	60.89%
Super maximum of range:				
Price/earnings	26.67 x		83.06%	86.26%
Price/book value	75.37 %	*	(44.98)%	(45.60)%
Price/assets	28.93 %		87.98%	99.05%
Price/tangible book value	75.38 %		(48.29)%	(49.81)%
Price/core earnings	26.67 x		415.79%	82.06%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a full service consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. The firm consults primarily in the areas of regulatory and compliance matters, financial analysis and strategic planning, stock valuations and appraisals, mergers and acquisitions, mutual to stock conversions, conversion/mergers and branching. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including thrifts, banks, mortgage companies and holding companies located in twenty-three states and Washington D.C., extending from Oregon to Massachusetts. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-four years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

JAMES E. CAMPBELL has over twenty-five years experience in the banking and thrift industry. He served in upper management and was involved in asset and liability management, lending policy, retail management, public policy and Community Reinvestment Act policy.

From 1969 to 1991, Mr. Campbell was employed by National City Bank of Columbus, Ohio. He was appointed Executive Vice President of the Retail Banking Group in 1984. He had management responsibility for 135 banking officers with over 1,500 associates in Central and Southern Ohio. He also managed the consumer and real estate functions of the Bank.

Mr. Campbell became Chairman, President and Chief Executive Officer of Jefferson Savings Bank, West Jefferson, Ohio in 1993 and remained with them until the bank was sold in 1997.

Mr. Campbell graduated from Stonier School of Bank, Rutgers University in 1979.

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

March 8, 2004
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, First Federal Savings and Loan Association, Edwardsville, Illinois, in the amount of $25,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 8th day of March 2004.

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/07

NOTARY PUBLIC